UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 29, 2019

Commission File Number 1-14846

            AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: Press release ANGLOGOLD ASHANTI LIMITED - ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018

ANGLOGOLD ASHANTI LIMITED

ANNUAL
FINANCIAL
STATEMENTS
2018

Registration No: 1944/017354/06

AUDIT AND RISK COMMITTEE - CHAIRMAN’S LETTER

It is my pleasure to present, on behalf of the Audit and Risk Committee, an overview of the activities this committee performed during the 2018 financial year. This report is presented in accordance with the Company’s Memorandum of Incorporation (MOI), the requirements of the Companies Act, No. 71 of 2008, as amended, (the Companies Act), Principle 8 and Principle 15 and the recommended practices contained in the fourth King Report on Governance for South Africa (King IV), as well as the Audit and Risk Committee’s formally approved charter, which is in line with the JSE Listings Requirements and is reviewed and approved by the board on an annual basis.

ROLE AND FOCUS
The Audit and Risk Committee is an independent statutory committee and all members were appointed by the AngloGold Ashanti shareholders at the Annual General Meeting (AGM) held on 16 May 2018, except Alan Ferguson who was appointed to the Audit and Risk Committee by the Board, on recommendation from the Nominations Committee, subsequent to the AGM. The Audit and Risk Committee has decision-making authority with regards to its statutory duties and is accountable in this regard to both the shareholders and the board of AngloGold Ashanti.

It is the Audit and Risk Committee’s principal regulatory duty to oversee the integrity of the group’s internal control environment and to ensure that financial statements comply with International Financial Reporting Standards (IFRS) and fairly present the financial position of the group and company and the results of their operations.

Management has established and maintains internal controls and procedures, which are reviewed by the Audit and Risk Committee and reported on through regular reports to the board. These internal controls and procedures are designed to identify and manage, rather than eliminate, the risk of control malfunction and aim to provide reasonable but not absolute assurance that these risks are well managed and that material misstatements and/or loss will not materialise.

The Board assumes ultimate responsibility for the functions performed by the Audit and Risk Committee, relating to the safeguarding of assets, accounting systems and practices, internal control processes and preparation of financial statements in compliance with all applicable legal and regulatory requirements and accounting standards.

COMPOSITION AND DUTIES
The Audit and Risk Committee comprises five independent non-executive directors who collectively possess the skills and knowledge to oversee and assess the strategies and processes developed and implemented by management to manage the business within a diverse and continually evolving business environment. I was again elected as chairman of the Audit and Risk Committee and fulfilled this role during the 2018 financial year.

The Audit and Risk Committee’s duties as required by section 94(2) of the Companies Act, King IV, JSE Listings Requirements and board-approved terms of reference is set out in the Audit and Risk Committees' annual work plan. These duties were discharged as follows:

PROCEEDINGS AND PERFORMANCE REVIEW
During 2018, the Audit and Risk Committee formally met 5 times and meetings were attended by all members of the committee.

R Gasant - Chairman - BCompt (Hons), CA (SA), ACIMA, Executive Development Programme	5/5
MJ Kirkwood - AB, Economics & Industrial Engineering	5/5
R Ruston - MBA Business, BE (Mining)	5/5
M Richter - BA, Juris Doctor	5/5
A Garner - BSE, Aerospace and Mechanical Sciences - resigned from the Committee in May 2018	3/3
S Zilwa - BCompt (Hons), CA (SA), Advanced Diploma in Financial Planning, Advanced Taxation Certificate, Advanced Diploma in Banking - resigned with effect from 15 May 2018	3/3
A Ferguson - BS Accountancy and Business Economics (University of Southampton); ACA (Institute of Chartered Accountants of Scotland) - joined from the November 2018 Audit and Risk Committee meeting	1/1

The Chief Executive Officer, Chief Financial Officer, Senior Vice President: Group Finance, Group General Counsel and Company Secretary, Senior Vice President: Group Internal Audit, Group Tax Manager, Group Risk Manager, Chief Information Officer, Group Compliance Officer, the External Auditors, as well as other assurance providers are invited to attend committee meetings in an ex officio capacity and provide responses to questions raised by committee members during meetings. The full Audit and Risk Committee meets separately during closed sessions with management, internal audit and external audit at every scheduled quarterly meeting.

The Audit and Risk Committee was subjected to an internal self-assessment during 2018 to assess its effectiveness. The results of the assessment were discussed, actions taken and processes put in place to address areas identified for improvement.

HIGHLIGHTS OF 2018
In addition to the execution of the Audit and Risk Committee’s statutory duties, set out below are some highlights from 2018:

Focus area	Actions
Financial reporting
Market updates, half-year and annual IFRS reports
Reviewed and recommended the trading and market updates, half-year and annual IFRS financial statements to the board for approval and subsequent submission to the JSE, SEC and other stock exchanges as applicable, after:

	-	ensuring that complex accounting areas complied with IFRS;
-
carefully evaluating significant accounting judgements, including but not limited to environmental rehabilitation provisions, taxation provisions and the valuation of the portfolio of assets (including impairments) and estimates;

-
discussing the accounting treatment of significant accounting and auditing matters as well as non-routine transactions with management and the external auditors including the accounting for the disposal of certain of the South African assets, the restructuring of some of the South African operations; and the provision for the silicosis class action;

	-	reviewing and assessing the disclosure of contingent liabilities, commitments and impact of outstanding litigation in the financial reports;
	-	reviewing, assessing and approving adjusted and unadjusted audit differences reported by the external auditors;
	-	reviewing and assessing management’s assessment of impairment indicators and identified impairments;
	-	reviewing the key audit matters communicated by the external auditors in their audit report in terms of International Standard on Auditing 701;
	-	reviewing the dividend proposal submitted by management for recommendation to the Board;
	-	reviewing and approving the filing of the Form 20-F with the SEC;
	-	reviewing the representation letter that management will be required to sign; and
	-	considering and approving management’s documented assessment of the company’s going concern status including key assumptions.
New accounting standards
The Audit and Risk Committee considers the significance of new standards and interpretations and amendments to standards in issue that are not yet adopted, but are likely to affect the financial reporting in future years. During 2018, the following were considered:

-
IFRS 15 - Revenue recognition - the impact was limited to the recognition of by-product revenue in Revenue from product sales and this change in classification did not have an impact on previously reported Gross profit.

-
IFRS 16 - Leases - with an effective date of 1 January 2019, is likely to affect future financial reporting and we are in the process of completing our assessment of the accounting impact and required disclosures of the potential consequences. We expect that IFRS 16 will result in an increase in assets and liabilities as fewer contracts will qualify as operating leases and thus will not be expensed as payments are made. We expect an increase in depreciation and finance cost expenses and also an increase in cash flow from operating activities as the lease payments will now be recorded as financing outflows in our cash flow statement. Management expects that the mining, drilling and energy contracts which are not finance leases under the current accounting standards, will have the most impact on adoption of IFRS 16.

Tax exposure
Tax, tax exposures, effective tax rate, tax related judgements
Reviewed and approved the group's tax strategy and tax management policy. Received the quarterly update on the management of the group’s tax exposures (including uncertain tax positions) with specific focus on:

	-	effective tax rates;
	-	impact that pending changes to legislation will have on fiscal duties; and pending litigation in terms of tax exposure and the appropriate accounting thereof.
Mineral Resources and Ore Reserve Report
Annual Mineral Resource and Ore Reserve Report
Reviewed and recommended for approval the annual Mineral Resource and Ore Reserve Report prepared in accordance with the minimum standards described by the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code, 2012 Edition), and also conform to the standards set out in the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2016), after:

	-	discussing the internal control environment associated with the mineral resource and ore reserve estimation process;
	-	receiving confirmation that the Competent Persons appointed approved the mineral resources and ore reserves; and
	-	reviewing and assessing for reasonableness the year-on-year reconciliation of the mineral resources and ore reserves

Focus area	Actions
Corporate governance
King IV
Monitored the integration of the recommended practices underpinning the 16 Principles of King IV applicable to AngloGold Ashanti ensuring that an ethical culture is created that supports the effective control of the organisation at all levels, measuring the performance of the organisation from an economical, societal and environmental perspective ensuring a legitimate and sustainable business.

Subsidiary Audit and Risk Committees	Monitored the proceedings of relevant statutory subsidiary Audit and Risk Committees during each of its meetings.
Risk Management
Reviewed and approved the risk management policies, standards and processes; received and considered reports from the Group Risk Manager in relation to the key strategic and operational risks facing the company; and received presentations on the following emerging risks and topics to obtain an in-depth analysis and understanding:

	-	“Political and country risk”;
	-	“DRC Country and Mine risk”; and
	-	“Asset integrity risk”.
IT Governance
The committee received and reviewed detailed reports from the Chief Information Officer on the group’s information and technology framework and had detailed discussions around cyber security including inherent risks and vulnerabilities within the current AngloGold Ashanti landscape. The Audit and Risk Committee considered the current action plans in place to manage the associated risk exposure. The Audit and Risk Committee also monitored the successful implementation of SAP at Obuasi - Ghana.

Combined Assurance
The Audit and Risk Committee closely monitored the actions implemented by management during 2018 to further enhance the AngloGold Ashanti combined assurance model and to ensure integration between the various in-house assurance providers. The aim of the combined assurance process is to enable an effective integrated internal control environment that supports the integrity of information used for internal decision-making by management, the Board and its committees as well as supporting the integrity of external reports.

The Audit and Risk Committee considers the current model as effective and efficient in that it fully integrates with the risk management function. It will, however, continue to monitor it in light of the changing operational environment.

Sarbanes-Oxley Compliance (SOX)
The Audit and Risk Committee has overseen the SOX compliance efforts of management through receiving quarterly updates on controls associated with financial reporting and assessed the final conclusion reached by the Chief Executive Officer and Chief Financial Officer on the effectiveness of the internal controls over financial reporting.

Compliance
The Audit and Risk Committee continued to monitor the refinement of the global compliance governance framework that allows for a systematic risk-based approach for group, regions and operations to identify and monitor compliance to major laws, regulations, standards and codes. Received formal feedback from the Group Compliance Officer on the implementation of actions identified during the 2017 independent quality assurance review performed on the compliance function.

Litigation matters	The Audit and Risk Committee received and considered reports on significant litigation matters and assessed the possible impact thereof on the group financial results.

INTERNAL AUDIT
Group Internal Audit is a key independent assurance and consulting business partner within AngloGold Ashanti under the leadership of the Senior Vice President: Group Internal Audit who has direct access to the chairmen of both the Audit and Risk Committee and the Board. The Senior Vice President: Group Internal Audit who reports functionally to the Audit and Risk Committee and administratively to the Chief Financial Officer is not a member of the Executive Committee, but has a standing invitation to attend these meetings. As part of its mandated responsibilities, the Audit and Risk Committee has assessed the performance of the Senior Vice President: Group Internal Audit in terms of the annually reviewed and approved internal audit charter and is satisfied that the internal audit function is independent and appropriately resourced, and that the Senior Vice President: Group Internal Audit has fulfilled the obligations of the position by performing the following functions and reporting to the Audit and Risk Committee on:

•	evaluating ethical leadership and corporate citizenship within AngloGold Ashanti;

•	assessing the governance of risk within AngloGold Ashanti;

•	reviewing the governance of Information Technology within AngloGold Ashanti;

•	assessing compliance with laws, rules, codes and standards within AngloGold Ashanti;

•	evaluating the effectiveness of internal controls over financial reporting and internal controls in general;

•	reporting findings to management and the Audit and Risk Committee and monitoring the remediation of all significant deficiencies reported; and

•	implementing a Combined Assurance Framework for the group.

The Audit and Risk Committee considered the internal control heat-map for AngloGold Ashanti as presented by Group Internal Audit and monitored the implementation of significant audit recommendations through a formal tracking process. The Audit and Risk Committee also considered the outcome of the independent external quality assurance review conducted by Grant Thornton and noted that there were no significant areas of improvement identified.

As Chairman, I meet with the Senior Vice President: Group Internal Audit in private before each meeting and on an ad-hoc basis throughout the year.

The Audit and Risk Committee is of the opinion, having considered the written assurance statement provided by Group Internal Audit, that nothing has come to its attention indicating that the group’s system of internal financial controls is not effective and does not provide reasonable assurance that the financial records may be relied upon for the preparation of the annual financial statements.

EXTERNAL AUDIT
The audit cycle at AngloGold Ashanti is continuous as the External Auditor performs half yearly reviews on the results of the group. During August 2018, the annual integrated audit plan, the associated fees and the 2018 global engagement letter were tabled at the committee for consideration and approval.

As Chairman, I meet with the primary engagement team members in private before each scheduled meeting where I am also briefed on general matters relating to the accounting and auditing profession as it may impact on AngloGold Ashanti.

As part of its ongoing assessment of the independence and effectiveness of the external auditors, the Audit and Risk Committee has also considered during its evaluation of the independence of the Ernst & Young factors such as:

•	the tenure of service;

•	the quality of planning, delivery and execution of the audit;

•	quality and knowledge of the audit team, specifically the senior management team, including the lead engagement partner;

•	the results of the most recent IRBA and PCAOB regulator reviews and the responses of the firm on observations raised in these reports;

•	outcome of the quality assessment review performed during the first half of 2018; and

•	the robustness of the audit, including the audit team’s ability to challenge management as well as demonstrate professional scepticism and independence.

In addition, when considering the re-appointment of the External Auditor at the annual general meeting, the committee satisfied itself that the External Auditor is accredited on the JSE list of Auditors and Accounting Specialists, and that the individual auditor responsible for performing the functions of the auditor, does not appear on the JSE list of disqualified individual auditors, as set out in Section 22.

To further safeguard auditor independence, a formal policy on the approval of all non-audit related services has been approved and implemented. In terms of the policy the Audit and Risk Committee has established that the sum of the non- audit and tax fees in a year must not exceed 40% of the sum of the audit and audit related fees in the year. The Audit and Risk Committee received a quarterly update on the tax and non-audit fees as a percentage of the total audit and audit related fees and are comfortable that the external auditor’s independence had not been jeopardised.

During 2018, the external audit fees were made up of audit services ($5.96m), audit related services ($0.76m), non-audit fees ($0.02m) and tax services ($0.18m).

The Audit and Risk Committee did not note any significant findings and considers the service provided by the external auditors to have been independent, effective and robust.

TRANSFORMATION OF THE EXTERNAL AUDIT
In the spirit of AngloGold Ashanti’s commitment to transformation, the Audit and Risk Committee closely monitors and guides the transformation within the context of the external audit. The current auditors Ernst & Young are level 1 contributors and under the guidance of the Audit and Risk Committee, certain of the AngloGold Ashanti subsidiaries, such as Mine Waste Solutions acquired in July 2012 for $335m and the Rehabilitation Trust with a gross asset value of R1.3bn, are audited by Nexia SAB&T, a level 1 contributor. In addition, Nexia SAB&T performs certain audit work of the South African operations under the supervision of Ernst & Young.

FINANCE FUNCTION AND CHIEF FINANCIAL OFFICER
The Audit and Risk Committee received feedback on an internal assessment conducted on the skills, expertise and resourcing of the finance function and was satisfied with the overall adequacy and appropriateness of the function. The Audit and Risk Committee further reviewed the expertise and experience of the Chief Financial Officer, Christine Ramon, and was satisfied with the appropriateness thereof.

As Chairman, I meet with the senior finance team in private before each scheduled meeting where I am also briefed on general matters relating to the administration of the finance function, the effectiveness of the internal control environment associated with financial reporting as well as any transactions that may require additional consideration in terms of accounting.

WHISTLEBLOWING
The Audit and Risk Committee received quarterly updates on AngloGold Ashanti’s whistleblowing process. Where appropriate, the Audit and Risk Committee had directly overseen the investigation of whistle-blowing reports. Reports received and investigated did not reveal any malpractice relating to the accounting practices, internal financial controls, internal audit function or the content of the company’s and group’s financial statements.

During the year, 180 reports were received which is consistent with the number of reports received in 2017 (167). We have noted an increase in the number of reports from the Continental Africa Region however the committee views this as a positive reflection of a greater awareness and understanding of the benefits of the whistle-blowing process. As a committee, we are comfortable that each report received is taken seriously and thoroughly investigated.

TAX GOVERNANCE AND STRATEGY
The Audit and Risk Committee received and reviewed detailed reports from the Chief Financial Officer and Vice President: Global Taxation, jointly, on the group’s tax position, including uncertain tax positions, tax provisions, status of the group’s tax compliance globally and relevant global fiscal developments impacting the group.

The committee also approved the group’s tax strategy and tax management policy, which together, set out the group’s approach to tax in areas such as tax efficiency, tax risk management and tax governance and oversight, which is more fully explained in the Integrated Report.

LOOKING FORWARD
The Audit and Risk Committee realises that its work is increasingly broad and complex and that, as a committee, we are required to stay on top of developments impacting AngloGold Ashanti.

During 2019, the Audit and Risk Committee will continue to monitor:

•	the impact of the new leases accounting standard applicable from 1 January 2019 on the existing accounting policies and contracts in place; and

•	the progress made in terms of the XBRL tagging process for SEC and CIPC filing purposes.

In the spirit of continuous refinement and improvement of the group’s combined assurance model and changing operational risk profile, the Audit and Risk Committee will continue monitor the successful integration of the core technical engineering and mining disciplines into the combined assurance review process, where so dictated by risk, during 2019. The committee will also consider the group’s approach to Mandatory Audit Firm rotation that will be effective for the 2024 financial period.

STATEMENT OF INTERNAL CONTROL
The opinion of the Board on the effectiveness of the internal control environment is informed by the by the conclusion of the Audit and Risk Committee.

The Audit and Risk Committee assessed the results of the formal documented review conducted by Group Internal Audit and other identified assurance providers in terms of the evolving combined assurance model of the group’s system of internal controls and risk management, including the design, implementation and effectiveness of the internal financial controls. The assessment, when considered with information and explanations given by management and discussions with both the internal and external auditors on the results of their audits, led to the conclusion that nothing has come to the attention of the Board that caused it to believe that the company’s system of internal controls and risk management is not effective and that the internal financial controls do not form a sound basis for the preparation of reliable financial statements.

ANNUAL FINANCIAL STATEMENTS
The Audit and Risk Committee has evaluated the consolidated and separate annual financial statements for the year ended 31 December 2018 and concluded that they comply, in all material aspects, with the requirements of the Companies Act, International Financial Reporting Standards, and JSE Listings Requirements. The Audit and Risk Committee therefore recommended the approval of the annual financial statements to the Board.

CONCLUSION
The Audit and Risk Committee is satisfied that it has considered and discharged its responsibilities in accordance with its mandate, statutory responsibilities and terms of reference during the year under review. In signing this report on behalf of the Audit and Risk Committee, I would like to thank my fellow committee members, the external auditors, internal auditors and management for their contributions to the committee during the year.

Rhidwaan Gasant
Chairman: Audit and Risk Committee
19 March 2019

CHIEF FINANCIAL OFFICER’S REVIEW

EXECUTIVE SUMMARY

AngloGold Ashanti recorded another solid performance in 2018, making steady progress on strategic efforts to improve the quality of its portfolio, strengthen its balance sheet and advance value-enhancing options in its project pipeline.

Financial highlights of the year under review include:

•	Key guidance metrics met or exceeded for the sixth consecutive year

•	All-in sustaining costs (AISC) decreased by 7% to $976/oz in 2018 from $1,054/oz in 2017

•	Adjusted EBITDA of $1.48bn despite asset sales and a flat gold price

•	Headline earnings per share increased to 53c in 2018, from 6c in 2017

•	Free cash flow improved significantly to $67m from $1m in 2017

•	Dividend of ZAR 95 cents per share (approximately 7 US cents per share) declared

•	Net debt down 17% to $1.66bn in 2018 from $2bn in 2017 with the Net debt to Adjusted EBITDA ratio lower at 1.12 times

MARKET OVERVIEW

Focusing on the gold market, annual jewellery demand barely changed at 2,200 tonnes, after a 3% year-on-year drop in fourth quarter demand reversed the gains of previous quarters. Demand in China supported the market, despite a slowdown specifically in the fourth quarter resulting from the trade war with the US and slowing economic growth rate weighed on demand. Economic hardship, relatively weak currencies and the after effects of tax-changes negatively impacted Turkey and Middle Eastern markets to varying degrees: Iran and Turkey were hit particularly hard.

Inflows into global gold-backed ETFs and similar products totalled 69 tonnes in 2018. This was 67% lower than the 206.4 tonnes of inflows in 2017. Sizable annual flows into European-listed funds (+96.8 tonnes) drove growth in the sector, while North American funds which experienced heavy outflows for part of the year, reversed in the fourth quarter. For the first time since 2012, the value of total gold-backed ETF holdings finished the year above US$100bn, at US$100.6bn.

The official coin market saw annual demand surge 26% to 236 tonnes, the second highest level on record - the previous high was 270.9 tonnes in 2013. Coin demand flourished in a few countries, most notably Iran and South Africa, where retail investor concerns around stock market volatility, currency weakness and geopolitical uncertainty were common themes. Bar sales were steady at 781.6 tonnes and have been remarkably stable over the past five years with annual demand anchored between a low of 780 tonnes in 2014 and a high of 797 tonnes in 2016.

Central bank net purchases reached 651.5 tonnes in 2018, 74% higher year-on-year. This is the highest level of annual net purchases since the suspension of dollar convertibility into gold in 1971 (Bretton Woods), and the second highest annual total on record. Central Banks now hold nearly 34,000 tonnes of gold. Heightened geopolitical and economic uncertainty throughout the year increasingly drove central banks to diversify their reserves and re-focus their attention on the principal objective of investing in safe and liquid assets.

Gold mine production over the year rose fractionally, up 1% to 3,346.9 tonnes. Although slowing in recent years, this is now the tenth year of annual growth and the highest level of annual mine output on record (previous record in 2017). Net producer de-hedging was seen for a third consecutive quarter in the fourth quarter, with the global hedge book declining by a further 10 tonnes. On an annual basis, net producer de-hedging totalled 29.4 tonnes, following on from 27.9 tonnes of net de-hedging in 2017. At the end of 2018, the global hedge book stood at an estimated 195 tonnes, 13% lower year-on-year, continuing the general downward trend.

The average gold price for the year was US$1,268/oz. AngloGold Ashanti achieved an average price of US$1,261/oz for gold sold during the year.

GROUP PERFORMANCE

AngloGold Ashanti’s cash flows and earnings showed steady growth over 2018, and for the sixth consecutive year, production, capital and all cost guidance metrics were met or improved upon.

Cash flows from the business continue to improve. Adjusted EBITDA in 2018 remained steady at $1,480m, versus $1,483m in 2017, as a result of a flat gold price and lower costs, despite a 355,000oz drop in production following the sale and closure of Moab Khotsong, Kopanang and TauTona mines in South Africa. All-in sustaining costs (AISC) of $976/oz in 2018, compared to $1,054/oz in 2017, were below the low end of the guidance range, progressing the shift towards the bottom end of the industry cost curve.

The restructuring of the South African asset base was completed after a collaborative effort with key stakeholders. The redevelopment of the Obuasi mine, a transformational project for AngloGold Ashanti and Ghana, also commenced.

In addition, the balance sheet was strengthened after debt was further reduced and the $1bn and A$500m revolving credit facilities were refinanced extending the maturity date by 5 years. Furthermore, progress was made on self-funded brownfields projects aimed at sustainably improving mine lives and margins. Exploration, which remains a cornerstone of the business, delivered another strong result, as the maiden Ore Reserve for the Quebradona project in Colombia was registered. The efforts of the exploration programme resulted in added gold Ore Reserve of 4.3Moz and Mineral Resource of 4.5Moz for the year ended 31 December 2018.

STRATEGIC PRIORITIES

Maintaining a reliable track record of predictable, rational behaviour as custodians of shareholder capital is central to our approach. Capital allocation will remain disciplined and focused on improving value creation without placing financial or operating risk on the business. This model does not prioritise scale, but rather focuses on margin and free cash flow improvement in a sustainable manner to improve direct returns to shareholders over time.

Given AngloGold Ashanti’s current valuation and the suite of opportunities available within its existing portfolio and project pipeline, AngloGold Ashanti favours organic opportunities to create value, over those available through acquisition. Our equity remains an important asset that should be protected while efforts are undertaken to close the considerable valuation gap that exists with global industry peers. Within this framework, we will target returns of at least 15% through the cycle, using conservative discount rates that account for specific jurisdictional and operating risks.

Preserving the integrity of the balance sheet is fundamental to the long-term health of the business and enforces disciplined decision-making in allocating capital. This means that the Company will rank and prioritise its investments, assessing them not only on their returns but also on their affordability with respect to maintaining leverage ratios at or around targeted levels as well as improving returns to its shareholders. Importantly, the Company will weigh these competing priorities and consider the full suite of financing opportunities available when determining whether to proceed with an investment, notably partnerships, asset sales and project financing.

AngloGold Ashanti places a premium on a clear and uncompromising method of allocating capital. This means that certain investments may not be made if the returns they offer rank below other available opportunities within the portfolio. For example, given fiscal uncertainty related to the Sadiola sulphide project, the Company and IAMGOLD Corporation initiated a process last year to identify third parties that may be interested in acquiring their collective interest in Sadiola. In addition, a process to divest the Cerro Vanguardia mine (CVSA) in Argentina has commenced subsequent to year-end. As with Mali, Argentina has been an excellent jurisdiction for the Company for almost two decades, but with competing demands for limited capital, another owner may be better placed to invest in extending the life of these assets.

In South Africa, the difficult but necessary work of restructuring the loss-making portfolio into a smaller business was completed, recently returning these assets to generating free cash flow. To protect the cash flows of the South African region from Rand gold price risk for 2019, a short-term Rand gold hedge was entered into on a zero cost collar basis at a floor of R545,000/kg and an average cap of R725,500/kg for 300,000oz of our South African gold production.

MARGIN IMPROVEMENT CONTINUES

We continue to focus our efforts on driving operational excellence and cost efficiency across our business, regardless of the gold price environment in which we operate and over which we have no control.

Our clear aim of improving margins by focusing on the controllable factors in our business, through Operational Excellence, assisted us to achieve a healthy AISC margin of 23%, a strong improvement on the prior year margin of 16%.

All-in sustaining costs vs. Gold Price
$/oz
1,300
1,100
900
700
14%
margin
19%
margin
21%
margin
21%
margin
16%
margin
23%
margin
REINVESTMENT
RESTRUCTURING
CONTINUOUS IMPROVEMENT
2013
2014
2015
2016
2017
2018
AISC*
Avg Gold Price
*World Gold Council standard, excludes stockpiles write-off

We will continue to work towards widening these margins, by focusing on the controllable factors, including:

•	stringent cost management;

•	reinvestment in low capital, high return opportunities within our business; and

•	continuing to drive our Operational Excellence Programme, i.e. considering innovative ways to improve efficiencies and productivity in our operations.

BALANCE SHEET STRATEGY TO ENFORCE CAPITAL DISCIPLINE

Our balance sheet strategy continues to enforce capital discipline, with net debt at $1.659bn, the lowest level since 2012 and 17% lower than last year. Our net debt to Adjusted EBITDA ratio of 1.12 times reflects ample headroom to our 3.5 times debt covenant. Liquidity remains strong, providing good flexibility in a volatile climate.

The refinancing of the $1bn and A$500m revolving credit facilities into a $1.4bn single multicurrency facility was concluded in the fourth quarter of 2018, resulting in the only near-term maturity being the $700m bonds maturing in April 2020. With the US dollar facility undrawn and significant cash balances at year-end, we have flexibility in deciding on refinancing options for the bond.

For a gold-producing company such as AngloGold Ashanti, which produces a single, cyclical commodity in an increasingly complex global operating environment, it is our view that over time, lower levels of debt will translate into lower risk and added strategic flexibility. Taking this into account, the Company is now targeting a lower Net debt to Adjusted EBITDA ratio of 1.0 times through the cycle, down from the previous target of 1.5 times. We believe this new target is achievable, even as we invest inward, pay dividends to shareholders subject to approval by the board of directors (Board) and service debt obligations. A lower net debt to Adjusted EBITDA target signals our intention to further deleverage the balance sheet on a self-funded basis, whilst keeping our capital allocation framework intact. This means making wise capital investments on both brownfields and greenfields projects, whilst maintaining our current dividend policy.

We remain strongly levered both to the gold price and currencies and we expect cash flow generation across the business to continue to benefit from prevailing market conditions as well as from efficiency improvements in our business.

## Net Debt *$m*

4000
3000
2000
1000
Self-funded development of Tropicana, Kibali
-47%
2012
2013
2014
2015
2016
2017
2018

## Net Debt to Adjusted EBITDA

Covenant 3.5X
3
2
1
0
1.12X
1.0X
New Target
through the cycle
2013
2014
2015
2016
2017
2018
Last-12-months Net debt to Adjusted EBITDA ratio

## Undrawn facilities* *at 31 December 2018*

US$329m
Cash
R4.750bn
ZAR Facilities
c.$2.12bn
US$1,457m**
USD RCFs

*Total calculated with ZAR facility at R14.3473/$ (excluding DMTNP), and A$ facility at 0.70492 to A$

** $1.4bn RCF includes a capped facility of A$500m

CONTINUED POSITIVE CASH FLOW MOMENTUM

We continue to follow a balanced approach, i.e. positive free cash flow generation while reinvesting in our portfolio:

1.	Adjusted for bond redemption premium of $61m on part settlement of $1.25bn high-yield bonds; for Obuasi redundancy costs of $210m; and the 2014 Rand Refinery loan of $44m.

2.	Adjusted for bond redemption premium of $30m on settlement of remaining $1.25bn high-yield bonds.

3.	Adjusted for SA retrenchment costs paid of ~$49m.

4.	Adjusted for SA retrenchment costs paid of ~$61m.

Our dividend policy remains to pay out 10% of free cash flow, before growth capital, subject to the approval of the Board. Our dividend policy represents a key element of our capital allocation policy, namely a dividend as a 'royalty' owed to shareholders from the surplus cash generated by the business, before any investment in growth is pursued.

Free cash flow before growth capital was $217m (2017: $125m). The board has exercised its discretion by adjusting the metric of free cash flow before growth capital to take into account the abnormal South African retrenchment payments of $61m (2017: $49m) and has approved a dividend of 95 ZAR cents or approximately ~7 US cents per share (2017: 70 ZAR cents or 6 US cents per share).

The continuation of the dividend is a reflection of our capital discipline and commitment to improving shareholder returns on the back of sustainable free cash flow generation. Importantly, we will maintain adequate balance sheet flexibility and utilise our cash flows and available facilities to fund our ongoing capital and operational requirements.

DELIVERY AGAINST 2018 FINANCIAL OBJECTIVES

1.	Maintain our focus on cost and capital discipline to deliver competitive all-in sustaining costs and all-in costs

The group continued yet again to focus on sustainably reducing the cost associated with producing gold. AISC for the year ended at $976/oz, a 7% decrease from 2017 at $1,054/oz.

2.	Continue to enhance margins and cash flows through continuing focus on operational efficiencies and productivity through Operational Excellence

Our margins on total cash costs, AISC, and All-in Costs (AIC) were 39%, 23% and 15%, respectively. All margins reflected increases from 2017 (total cash costs: 37%; AISC: 16%; and AIC: 10%); and were positively affected by the reduced South African footprint as well as the benefit of the Operational Excellence initiatives of the last couple of years.

3.	Maintain the dividend underpinned by sustainable cash generation

The Company declared a dividend of ZAR 95 cents per share (~7 US cents per share) for the year under review. Free cash flow before growth capital, remained sufficient to maintain the declaration of a dividend since the introduction of the new dividend policy two years ago.

4.	Seek resolutions for the Tanzanian and DRC regulatory uncertainty

In Tanzania, AngloGold Ashanti's focus continues to be on pursuing a collaborative dialogue with the government of Tanzania. The arbitration proceedings which commenced in July 2017 are currently suspended until July 2019.

In the DRC, our joint venture partner at Kibali, Barrick Gold Corporation (previously Randgold Resources) Resources, continues its efforts of constructive dialogue with the DRC government.

VAT receivables in Tanzania were largely steady, as we offset $33m in historical VAT. The recent VAT agreement in the DRC is another positive development, where the government has committed to a $60m cash refund to the Kibali joint venture in respect of historical amounts owing.

The joint venture received a VAT refund of $6m towards the end of the year, and the balance will be offset against all forms of future taxes owed. Any future buildup of VAT receivables will be curbed, once the President signs the agreement to exempt the joint venture from VAT for the purchase of local goods and services.

5.	Progress the implementation of the Obuasi project

Following receipt of all the requisite Ghanaian Government approvals, including parliamentary ratification, and environmental approvals in June 2018, redevelopment of the Obuasi high-grade orebody has started in earnest.

Establishment of the project and operating teams have progressed well and all key roles have been filled. Detailed design has continued, focusing on the processing plant and underground infrastructure. Critical long-lead items have been ordered. Demolition of redundant processing plant structures has commenced. Refurbishment planning was completed, and works are set to commence by end the of March 2019. The housing refurbishment programme has also commenced and the expansion of the mining contractor’s camp is well advanced.

The underground mining fleet has been delivered and commissioned. The underground mining contractor has commenced mobilisation. Operational readiness activities, including the design of the mine operating systems, has progressed to plan. The project is being developed in two phases, the first is to achieve production at 2,000tpd with first gold pour at the end of 2019. The second is to achieve production of 4,000tpd by the end of 2020. In order to ensure meaningful Ghanaian participation in the project, a key commitment made by AngloGold Ashanti at the outset of Obuasi’s redevelopment, the mining contract was awarded to a joint venture Underground Mining Alliance Limited (UMA) formed by Ghana’s Rocksure International (Rocksure) (30%) and Australia’s African Underground Mining Services (AUMS) (70%), which will also help facilitate the transfer of underground mining expertise to Accra-based Rocksure.

To facilitate the joint venture and to optimise operating costs and import duties, AngloGold Ashanti (Ghana) Limited purchased the mining fleet at a cost of approximately $45m. As announced in November 2018, this mining fleet purchase increases the initial project capital expenditure range from $450 to $500m to $495 to $545m. However, at the same time, this purchase reduces the contract rates over the period of the contract and is estimated to improve AISC by approximately $25/oz.

Given the delayed receipt of permit approvals in 2018, some capital expenditure has been deferred from 2018 into 2019 and from 2019 into 2020. The latest outlook on the capital spend profile is expected to be 10%, 60%, and 30% in 2018, 2019 and 2020, respectively.

6.	Execute on low capital, high return brownfields projects, while continuing to move long term projects up the value curve

There are a number of capital projects that we continued to focus on during the year, including the Obuasi redevelopment project, discussed in the previous section.

At Siguiri, the new Combination Plant construction has been completed and commissioning is expected at the end of the first quarter of 2019. The plant will allow for the treatment of harder rock at the Siguiri mine. Additionally, a new power plant intended to bridge the gap to meet the mine’s additional power requirements was completed and ready for commercial operations at the end of the fourth quarter of 2018, as planned.

At Mponeng, during 2018, the raise boring of the reef pass from 123 level to 126 level was completed and the construction contractor was mobilised in December 2018 to construct the tip and control chute. The process of installing additional support to consolidate the hanging wall and side walls of the pump chamber and substation will follow in the second half of 2019. Alternative project design configurations are being studied for Phase 2.

At Quebradona (94.9% AngloGold Ashanti interest and 5.1% B2Gold interest), the prefeasibility study was completed. A maiden Ore Reserve has been declared of 1.26m tonnes of copper and 2.22Moz of gold. AngloGold Ashanti will proceed with the feasibility study, the results of which will be announced in 2020.

The Gramalote project is a joint venture between AngloGold Ashanti (51%) and B2Gold (49%), with AngloGold Ashanti as the operator and manager of the project. Following additional infill and resource extension drilling the Mineral Resource model is being updated. The additional drilling has indicated the potential for resource growth and potentially higher grades through selectivity.  Final budgets, schedules and work plans for advancing Gramalote will be developed once the Mineral Resource model has been finalised and the updated audited project economics are available.

7.	Maintain financial flexibility and further reduction in finance costs

Our net debt to Adjusted EBITDA ratio of 1.12 times reflects a significant decrease compared to 2017 at 1.35 times. This remains well within our debt covenant level of 3.5 times. As indicated, the company will now focus at reducing this ratio to 1.0 times through the cycle in order to improve balance sheet flexibility.

Financial flexibility was further improved in October 2018, when a new five-year $1.4bn multi-currency revolving credit facility was agreed with our banking syndicate replacing our existing $1bn US Dollar and A$500m Australian Dollar facilities at marginally better interest rates.

REVIEW OF GROUP’S PROFITABILITY, LIQUIDITY AND STATEMENT OF FINANCIAL POSITION FOR 2018

The key financial and operational metrics for 2018, when compared to 2017 and 2016, are as follows:

		2018	2017	2016
Profitability and returns
Headline earnings	$m	220	27	111
	US cents per share	53	6	27
Profit (loss) attributable to equity shareholders	$m	133	(191)	63
Return on net capital employed (1)%		8	3	6
Dividends declared per ordinary share	SA cents per share	95	70	130
	US cents per share	~7	6	10
Liquidity, cash flow and net debt
Net debt at year end (1)	$bn	1.7	2.0	1.9
Free cash flow (1)	$m	67	1	278
Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) (1)(3)	$bn	1.5	1.5	1.5
Net debt to Adjusted EBITDA (1)(3)	Times	1.12	1.35	1.24
Operational metrics
Gold produced	Moz	3.40	3.76	3.63
Average price received	$/oz	1,261	1,251	1,243
Total cash costs (1)	$/oz	773	792	744
All-in sustaining costs (1)(2)	$/oz	976	1,054	986
All-in costs (1)(2)	$/oz	1,068	1,126	1,071
All-in sustaining cost margin (1)(2)%		23	16	21

(1)	Non-GAAP measures

(2)	Excludes stockpile write-offs

(3)	The adjusted EBITDA calculation is based on the formula included in the Revolving Credit Facility Agreements for compliance with the debt covenant formula

PRODUCTION, PROFITABILITY AND RETURNS

Production for 2018 came in toward the top end of guidance at 3.400Moz. Compared to 2017, production was 9% lower mainly due to the sale and closure of assets in South Africa. Production from retained operations for 2018, excluding Moab Khotsong, Kopanang and TauTona, was 3.349Moz at a total cash cost of $765/oz, compared with 3.279Moz at a total cash cost of $738/oz in 2017.

AISC for these retained operations were $968/oz, compared with $1,017/oz in the same period last year. AISC for the International operations were $920/oz for 2018 compared to $972/oz for 2017. AISC for the South African operations, including Moab Khotsong, Kopanang and TauTona, were $1,178/oz compared with $1,245/oz in 2017.

The Continental Africa region produced 1,512,000oz at a total cash cost of $773/oz in 2018, compared to 1,453,000oz at a total cash cost of $720/oz in 2017. AISC were $904/oz for the year ended 31 December 2018, compared to $953/oz for the year ended 31 December 2017. The region delivered a solid performance with production boosted by higher tonnes treated particularly from underground mining at Kibali and Geita and improved underground grade from Geita.

The Americas region produced 776,000oz at a total cash cost of $624/oz for the year ended 31 December 2018, compared to 840,000oz at a total cash cost of $638/oz for the year ended 31 December 2017. AISC were $855/oz in 2018, compared to $943/oz achieved in 2017.

The Australia region produced 625,000oz at a total cash cost of $762/oz for the year ended 31 December 2018, compared to 559,000oz at a total cash cost of $743/oz for the year ended 31 December 2017. AISC were $1,038/oz in 2018, compared to $1,062/oz in 2017.

The South Africa region produced 487,000oz at a total cash cost of $1,033/oz for the year ended 31 December 2018, compared to 903,000oz at a total cash cost of $1,085/oz for the year ended 31 December 2017. The lower production reflects fewer mines in the region with only two months of contribution from Kopanang and Moab Khotsong, following their sale on 28 February 2018. TauTona ceased mining in September 2017 and has been placed in orderly closure. AISC for the South Africa region were $1,178/oz in 2018, compared to $1,245/oz in 2017.

Cash flows from operating activities for the year ended 31 December 2018 decreased by 14% to $857m compared to $997m in 2017, reflecting working capital lockups of $131m and the retrenchment costs related to the restructuring the South African business unit. In 2018, the Company generated $205m of operating cash flow less capital expenditure compared to $167m in 2017 reflecting a solid operating performance and lower capital expenditures.

Free cash flow for the year, before taking growth capital into account, was $217m versus $125m a year earlier. Free cash flow was negatively affected by delayed Kibali loan repayments due to the presidential elections in the DRC, which slowed down the administrative processes. It is anticipated that these loan repayments will resume during the course of this year. Free cash flow excluding abnormal costs such as the South Africa region redundancies, financing costs and other costs was $140m in 2018, compared to $50m a year earlier.

In September 2018, the Government of Argentina introduced the payment of export duties on exported goods. In terms of an existing tax stability agreement, Cerro Vanguardia is entitled to a refund of these export duties. At 31 December 2018, $14m was reflected as receivable and impacted free cash flow generated by the operation.

Total capital expenditure (including equity accounted investments) decreased by 24% to $721m in 2018, compared to $953m in 2017 and below the bottom end of the market guidance of between $800m to $920m. This included project capital expenditure of $148m invested in growth projects at Obuasi, Siguiri and Kibali in Continental Africa and Mponeng in South Africa. Capital expenditures were lower in South Africa due to the sale of assets in the region early in the year. Capital expenditures were also lower in the Democratic Republic of the Congo (DRC) at Kibali as the project development phase is coming to an end and the asset is ramping up production.

In Guinea at Siguiri, investment was made in the brownfields expansion project which was completed towards the end of 2018. The new combination plant is currently undergoing commissioning ahead of ramp-up to full production. In Australia, capital investments were made towards a new secondary ball mill at Tropicana and completion of the Recovery Enhancement Project at Sunrise Dam.

On 14 February 2019, Sadiola Exploration Limited (SADEX), the subsidiary jointly held by AngloGold Ashanti and IAMGOLD Corporation, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d’Exploitation des Mines d’Or de Yatela (Yatela), for a consideration of USD 1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, confirming the change of status of Yatela to a State Entity, and also the creation of a dedicated state agency, notably in charge of mine rehabilitation and closure. As part of the transaction, and upon its completion, SADEX will make a one-time payment to the said state agency, in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela site, and also financing certain outstanding social programmes. Upon completion and this payment being made, SADEX and its affiliate companies will be released of all obligations relating to the Yatela project including those relating to rehabilitation, mine closure and the financing of social programmes.

LIQUIDITY, CASH FLOW AND STATEMENT OF FINANCIAL POSITION

Headline earnings for the year ended 31 December 2018 were $220m, or 53 US cents per share, compared with $27m, or 6 US cents per share, in 2017. Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) of $1,480m in 2018 (compared to $1,483m in 2017) was essentially flat year-on-year. The ratio of Net debt to Adjusted EBITDA at the end of December 2018 was 1.12 times compared with 1.35 times at the end of December 2017. Management has successfully maintained financial flexibility by remaining at or below its targeted leverage Net debt to Adjusted EBITDA ratio of 1.5 times, and well below the covenant ratio of 3.5 times, which applies under our revolving credit agreements.

Net debt decreased by 17% to $1.659bn at 31 December 2018, from $2.001bn at the 31 December 2017. Financial flexibility was further improved in October 2018, when a new five-year $1.4bn multi-currency revolving credit facility was agreed with our banking syndicate replacing our existing $1bn US Dollar and A$500m Australian Dollar facilities. Strong liquidity is provided both by this new revolving credit facility, which was fully undrawn at the end of 2018, and $329m in cash.

The dividends declared for the year under review of ~7 US cents per share, will result in an estimated cash outflow in April 2019 of $28m. A dividend of 6 US cents per share was declared and paid in 2018. Our dividend policy is based on 10% of free cash flow generation pre-growth capital expenditure, subject to the board’s discretion taking into consideration prevailing market conditions, the strength of our balance sheet and our future capital commitments.

We remain subject to an uncertain tax environment. Across the group, we are due refunds for input tax and fuel duties for an amount of $276m (2017: $252m; 2016: $199m), including attributable amounts of equity accounted joint ventures, which have remained outstanding for periods longer than those provided for in the respective statutes. Considerable effort continues to be made to reduce these outstanding amounts.

The normalised 2018 effective tax rate was 33% compared to 38% in 2017. Deferred tax rate resets in South Africa; legislated tax rate changes in Ghana and an expected tax holiday in Guinea had an impact on the tax charge for the current year, while the prior year was influenced by losses incurred in South Africa, mainly adjustments for silicosis, retrenchments, and impairments; as well as net deferred tax assets not raised on the remaining Vaal River assets and liabilities not transferred to held for sale.

The prior year normalised effective tax rate of 38% was influenced by losses incurred in South Africa, mainly adjustments for silicosis, retrenchments, and impairments; as well as net deferred tax assets not raised on the remaining Vaal River assets and liabilities not transferred to held for sale. If the adverse effect of the South African taxes is excluded, the normalised rate for the group for 2017 was 30%.

More detailed notes and analyses of the group’s income statement, statement of financial position and statement of cash flow for 2018 are available in the group financial statements for 2018.

LOOKING AHEAD TO 2019

Key areas of focus for 2019 remain bringing Obuasi into production, executing on a series of affordable, high return brownfields improvements and progressing two key projects in Colombia up the value curve. Operational Excellence initiatives remain at the heart of our efforts to counter inflation and improve margins.

Priorities for 2019 are:

•	Continued focus on sustainable free cash flow generation;

•	Improve margins;

•	Maintain strict cost and capital discipline;

•	Advance Obuasi for first production by the end of 2019;

•	Complete asset sale processes;

•	Ongoing stakeholder engagement; and

•	Advance Colombian projects up the value curve.

The guidance for 2019 is set out in the table below:

		Guidance	Notes
Production (000oz)		3,250 - 3,450	Production will be back weighted, with a stronger second half expected for Geita, Siguiri and Brazil
Costs	All-in sustaining costs ($/oz)	935 - 995	First quarter costs impacted by anticipated lower production
	Total cash costs ($/oz)	730 - 780
Overheads	Corporate costs ($m)	75 - 85
	Expensed exploration and study costs ($m)	130 - 140	Including equity accounted joint ventures
Capex	Total ($m)	910 - 990
	Sustaining capex ($m)	520 - 560
	Non-sustaining capex ($m)	390 - 430	Expenditure related to Obuasi, Siguiri, Tropicana, Mponeng and Quebradona
Depreciation and amortisation ($m)		680
Depreciation and amortisation - included in equity accounted earnings ($m)		160	Earnings of associates and joint ventures
Interest and finance costs ($m) - income statement		130
Other operating expenses ($m)		85	Primarily related to the costs of care and maintenance for Obuasi and South Africa Region

Both production and cost estimates assume neither labour interruptions or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Accordingly, actual results could differ from guidance and any deviation may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2017, filed with the United States Securities and Exchange Commission (SEC).

Sensitivities to the above guidance are as follows:

Sensitivity*	AISC ($/oz)	Cash from operating activities before taxes for 2019 ($m)
10% change in the oil price	6	21
10% change in local currency	58	148
5% change in the gold price	2	193
50koz change in production	14	56

*All the sensitivities based on $1,200/oz gold price and assumptions used for guidance.

Currency and commodity assumptions
$/R exchange rate	14.00
A$/$ exchange rate	0.75
$/BRL exchange rate	3.65
$/ARS exchange rate	40.00
Oil ($/bbl)	74

ACKNOWLEDGEMENT

I would like to express my appreciation to our committed and diligent finance team across the group who have proactively addressed business challenges associated with the developing market nature of the jurisdictions that we operate in. The overall reduction in group costs, improvement in margins and strict capital discipline is a reflection of the success of their efforts. In addition, we continue to maintain a high standard of governance and compliance to internal controls across the organisation. The quality financial information prepared for our stakeholders is testament to our high calibre financial team whom I applaud. Finally, I look forward to the year ahead with enthusiasm and focus on our strategic objectives with the aim of improving shareholder returns, on a sustainable basis.

Warm regards

Christine Ramon
Chief Financial Officer
19 March 2019

DIRECTORS’ APPROVAL
In accordance with Section 30(3)(c) of the Companies Act, No. 71 of 2008, as amended, the annual financial statements for the year ended 31 December 2018 were approved by the board of directors on 19 March 2019 and are signed on its behalf by:

DIRECTORS
SM Pityana, Chairman
KPM Dushnisky, Chief Executive Officer
KC Ramon, Chief Financial Officer
R Gasant, Chairman: Audit and Risk Committee

SECRETARY’S CERTIFICATE
In terms of Section 88(2)(e) of the Companies Act, No. 71 of 2008, as amended, I certify that the company has lodged with the Companies and Intellectual Property Commission all such returns and notices as are required of a public company in terms of the Act, and that all such returns and notices are true, correct and up-to-date.

ME Sanz Perez
Company Secretary
Johannesburg
19 March 2019

AFFIRMATION OF FINANCIAL STATEMENTS
In accordance with Section 30(2) and 30(3) of the Companies Act, No. 71 of 2008, as amended, the annual financial statements for AngloGold Ashanti Limited, registration number 1944/017354/06 (AngloGold Ashanti), for the year ended 31 December 2018, have been audited by Ernst & Young Inc., the company’s independent external auditors, whose unqualified audit opinion can be found under Independent Auditor’s Report, on page 25.

The financial statements have been prepared by the corporate reporting staff of AngloGold Ashanti, headed by Ian Kramer (CA (SA)), the Senior Vice President: Group Finance. This process was supervised by Kandimathie Christine Ramon (CA (SA)), the group’s Chief Financial Officer and Kelvin Dushnisky (B.SC (Honours); M.Sc; Juris Doctor), the group’s Chief Executive Officer.

DIRECTORS’ REPORT
For the year ended 31 December

NATURE OF BUSINESS

AngloGold Ashanti conducts mining operations in Africa, South America and Australia, and undertakes exploration activities in these jurisdictions as well as North America. At certain of its operations, AngloGold Ashanti produces silver and sulphuric acid as by-products in the course of producing gold.

A review of the unaudited performance of the various operations is available in the operational profiles on AngloGold Ashanti’s annual report website www.aga-reports.com.

SHAREHOLDERS HOLDING 10% OR MORE OF ANGLOGOLD ASHANTI’S ISSUED SHARE CAPITAL

As at 31 December 2018, Van Eck Global holds 12.7% of the company’s issued share capital. This does not take cognisance of the shares held by the Bank of New York Mellon as depositary for the AngloGold Ashanti American Depository Receipt (ADR) programme.

SHARE CAPITAL

AUTHORISED

The authorised share capital of AngloGold Ashanti as at 31 December 2018 was made up as follows:

SA Rands
600,000,000 ordinary shares of 25 South African cents each	150,000,000
2,000,000 A redeemable preference shares of 50 South African cents each	1,000,000
5,000,000 B redeemable preference shares of 1 South African cent each	50,000
30,000,000 C redeemable preference shares of no par value	0

The following are the movements in the issued and unissued share capital from 1 January 2018 to 28 February 2019:

ISSUED

Ordinary shares	Number of Shares	Value SA Rands	Number of Shares	Value SA Rands
	2018		2017

At 1 January	410,054,615	102,513,654	408,223,760	102,055,940
Exercise of options by participants in the AngloGold Ashanti Share Incentive Scheme	2,715,365	678,841	1,830,855	457,714
At 31 December(1)	412,769,980	103,192,495	410,054,615	102,513,654

At 31 December(1)	412,769,980	103,192,495
Issued subsequent to year-end:
Exercise of options by participants in the AngloGold Ashanti Share Incentive Scheme	658,706	164,676

At 28 February 2019	413,428,686	103,357,171

(1)	Share capital of $16m (2017: $16m) is translated at historical rates of exchange at the reporting dates. Refer to group financial statements note 23.

Redeemable preference shares

The A and B redeemable preference shares, all of which are held by the wholly owned subsidiary, Eastvaal Gold Holdings Limited, may not be transferred. No further A and B redeemable preference shares will be issued. C redeemable preference shares which may only be issued to AngloGold Ashanti Limited or its subsidiaries, have not been issued at 19 March 2019. The group has started with a process to cancel all A, B and C redeemable preference shares.

Further details of the authorised and issued shares, as well as the share premium, are given in group financial statements note 23.

UNISSUED ORDINARY SHARES

	Number of ordinary shares
	2018	2017

At 1 January	189,945,385	191,776,240
Issued during the year	(2,715,365)	(1,830,855)
At 31 December	187,230,020	189,945,385
Issues subsequent to year-end	(658,706)
At 28 February 2018	186,571,314

ORDINARY SHARES UNDER THE CONTROL OF THE DIRECTORS

Pursuant to the authority granted by shareholders at the Annual General Meeting held on 16 May 2018, 5% of the shares in issue were placed under the control of the directors to allot and issue, for such purposes and on such terms as the directors, in their discretion, may determine. The total number of shares placed under the control of the directors was 20,689,815. No shares were issued during 2018 by the directors in terms of this authority, which will expire at the close of the next Annual General Meeting, unless renewed.

Shareholders will therefore be asked at the Annual General Meeting to be held on 9 May 2019, to renew this authority by placing 5% of the number of shares in issue under the control of the directors to allot and issue, for such purposes and on such terms as the directors, at their discretion, may determine.

In terms of the Listings Requirements of the JSE, shareholders may, subject to certain conditions, authorise the directors to issue the ordinary shares held under their control for cash other than by means of a rights offer to shareholders. To enable the directors of the company to take advantage of favourable business opportunities which may arise for the issue of such ordinary shares for cash, without restriction, for the benefit of the company, shareholders will be asked to consider an ordinary resolution to this effect at the Annual General Meeting to be held on 9 May 2019.

Shareholders will also be asked to approve as a general authority, the acquisition by the company, or a subsidiary of the company, of its own shares from its issued ordinary share capital for certain specific housekeeping reasons.

DEPOSITARY INTERESTS

American Depositary Shares

At 31 December 2018, the company had in issue, through The Bank of New York Mellon as Depositary and listed on the New York Stock Exchange (NYSE) 183,174,711 (2017: 159,347,405), American Depositary Shares (ADSs). Each ADS is equal to one AngloGold Ashanti ordinary share. At 28 February 2019, there were 180,111,393 ADSs in issue and listed on the NYSE.

CHESS Depositary Interests

At 31 December 2018, the company had in issue, through the Clearing House Electronic Sub-register System (CHESS), and listed on the Australian Securities Exchange (ASX), 91,751,740 (2017: 90,233,125) CHESS Depositary Interests (CDI). At 28 February 2019 there were 91,751,740 CDI’s in issue. Every five CDIs are equivalent to one AngloGold Ashanti ordinary share and carry the right to one vote.

Ghanaian Depositary Shares

At 31 December 2018, the company had in issue, through NTHC Limited as Depositary and listed on the Ghana Stock Exchange (GhSE), 15,959,100 Ghanaian Depositary Shares (GhDSs) (2017: 15,959,100). At 28 February 2019 there were 15,870,400 GhDSs in issue. Every 100 GhDSs are equivalent to one underlying AngloGold Ashanti ordinary share and carry the right to one vote.

ANGLOGOLD ASHANTI SHARE INCENTIVE SCHEME

AngloGold Ashanti operates a share incentive scheme through which Executive Directors, members of the Executive Committee and other management groups of the company and its subsidiaries are given the opportunity to acquire shares in the company. The intention of the incentive scheme is to ensure that the medium to long term interests of the executive and shareholders are aligned, providing rewards to the executives and wealth creation opportunities to the shareholders when the strategic performance drivers are achieved.

Non-Executive Directors are not eligible to participate in the share incentive scheme.

Employees participate in the share incentive scheme to the extent that they are granted options or rights to acquire shares and accept them. All options or rights which have not been exercised within ten years from the date of grant, automatically expire.

The incentives offered by AngloGold Ashanti are reviewed periodically to ensure that they remain globally competitive, so as to attract, reward and retain managers of the highest calibre. As a result, several types of incentives, each with their own issue and vesting criteria, have been granted to employees. These are collectively known as the “AngloGold Ashanti Share Incentive Scheme” or “Share Incentive Scheme”.

Although the Remuneration and Human Resources Committee has the discretion to incentivise employees through the issue of shares, only options or awards have so far been granted.

The type and vesting criteria of the options or awards granted are:

BONUS SHARE PLAN (BSP)

The granting of awards in terms of the BSP was approved by shareholders at the Annual General Meeting held on 29 April 2005. The Scheme has undergone a number of changes, each approved by the shareholders. Currently, each award made in respect of the BSP entitles the holder to acquire one ordinary share at “nil” cost, provided that the participant remains in the employ of the company at the date of vesting unless an event, such as death, retirement or redundancy occurs, which may result in a pro-rata allocation of awards and an earlier vesting date.

The Executive Committee members receive an allocation of 150 percent of their cash bonus while all other participating employees receive a 120 percent matching. The vesting period runs over two years with 50 percent vesting 12 months after the date of issue and the remaining 50 percent vesting 24 months after the date of issue. The last BSP awards were granted in 2018 and it is not anticipated that further awards will be granted in future.

LONG TERM INCENTIVE PLAN (LTIP)

The granting of awards in terms of the LTIP was approved by shareholders at the Annual General Meeting held on 29 April 2005. Executive directors and selected senior management are eligible for participation. Each award made in respect of the LTIP entitles the holder to acquire one ordinary share at “nil” cost. Awards granted vest in three years from the date of grant, to the extent that the set company performance targets, under which the awards were made, are met, and provided that the participant remains in the employ of the company at the date of vesting, unless an event, such as death, retirement or redundancy occurs, which may result in a pro-rata allocation of awards and an earlier vesting date. Awards for 2016 and 2017 will be cash settled in lieu of share awards. No new LTIP awards were granted in 2018, and it is not anticipated that further LTIP awards will be granted in future.

The table below reflects the total number of options/awards that are available for issue in terms of the BSP and LTIP awards:

	2018 Options/Awards	2017 Options/Awards

At 1 January	1,057,617	1,252,708
Bonus Share Plan awards granted	(2,492,584)	(1,926,549)
Lapsed/Forfeited:Bonus Share Plan	359,343	218,601
Lapsed/Forfeited: Long Term Incentive Plan	1,186,330	1,512,857
At 31 December	110,706	1,057,617

CO-INVESTMENT PLAN (CIP)

To assist executives in meeting their Minimum Shareholding Requirements (MSR’s) with effect from February 2013, they were given the opportunity, on a voluntary basis, to participate in the Co-Investment Plan (CIP), and this has been adopted based on the following conditions: Executives are allowed to take up to 50% of their after tax cash bonus to participate in a further matching scheme by purchasing shares in AngloGold Ashanti, and the company will match their initial investment into the scheme at 150%, with vesting over a two-year period in equal tranches.

DEFERRED SHARE PLAN (DSP)

On 16 May 2017, the shareholders approved the introduction of the Deferred Share Plan to replace both the BSP and LTIP with effect from 1 January 2018. The DSP, designed with feedback from shareholders in mind, aims to better align the interests of company management with those of shareholders by, among others: rewarding decision-making that promotes the long term health of the business by increasing the maximum vesting period of shares from two years to a maximum vesting period of five years, and introducing a claw-back provision; reducing the impact of uncontrollable factors, like gold price and currency fluctuations, in determining remuneration; providing better incentive for prudent, value-adding capital allocation; capping the number of shares that can be issued under the DSP in any given year to 1% of total shares in issue; and providing greater incentives for excellence in the broad area of sustainability, which covers the safety, environmental, governance, community relations and human capital disciplines.

The first awards under this scheme will be made in the 2019 calendar year for the 2018 performance year.

CHANGES IN OPTIONS AND AWARDS

In accordance with the JSE Listings Requirements and the rules of the AngloGold Ashanti Share Incentive Scheme, the changes in options and awards granted and the ordinary shares issued as a result of the exercise of options and awards during the period 1 January 2018 to 28 February 2019 are disclosed below:

	Bonus Share Plan	Long-Term Incentive Plan(2)	Total Share Incentive Scheme

At 1 January 2018	4,479,679	2,518,210	6,997,889
Movement during year
- Granted(1)	2,492,584	—	2,492,584
- Exercised	(2,055,001)	(884,038)	(2,939,039)
- Lapsed/forfeited	(359,343)	(1,186,330)	(1,545,673)
At 31 December 2018	4,557,919	447,842	5,005,761
Subsequent to year-end
Exercised	(611,750)	(46,956)	(658,706)
- Lapsed/forfeited	(36,722)	—	(36,722)
At 28 February 2019	3,909,447	400,886	4,310,333

(1)    BSP and LTIP awards are granted at no cost to participants.
(2)    Includes Share Retention Bonus Scheme awards.

DIVIDEND POLICY

Dividends are proposed by, and approved by the Board of directors of AngloGold Ashanti, based on the company’s financial performance. The dividend policy provides for an annual dividend to be based on 10% of the free cash flow, before growth capital expenditure, generated by the business for that financial year. Furthermore, this is subject to the Board exercising its discretion on an annual basis, after taking into consideration the prevailing market conditions, balance sheet flexibility and future capital commitments of the group.

In 2018, in line with the approved dividend policy, the Board has applied its discretion in adjusting the 2018 free cash flow, before growth capital expenditure metric for the $61m abnormal South African retrenchment costs paid. As a result, for the year ended 31 December 2018, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 95 South African cents (assuming an exchange rate of ZAR 13.7619/$, the gross dividend payable per ADS is equivalent to ~7 US cents).

The Board is satisfied that subsequent to the dividend declaration, the company has adequate balance sheet flexibility and sufficient funding facilities available to withstand market volatility. The continuation of the dividend reflects capital discipline and management's commitment to improving shareholder returns.

Dematerialised shareholders on the South African share register will receive payment of their dividends electronically, as provided for by Strate. Certificated shareholders, who have elected to receive their dividends electronically, will be paid via the company’s electronic funds transmission service. Certificated shareholders who have not yet elected to receive dividend payments electronically, are encouraged to mandate this method of payment for all future dividends.

WITHHOLDING TAX

Withholding tax of 20% on dividends and other distributions payable to shareholders are in effect from 1 March 2017.

BORROWINGS

The company’s borrowing powers are unlimited pursuant to the company’s Memorandum of Incorporation. As at 31 December 2018, the group’s gross borrowings totalled $2,050m (2017: $2,268m).

OTHER MATTERS

SIGNIFICANT EVENTS DURING THE YEAR UNDER REVIEW

AngloGold Ashanti completed the sales of the Moab Khotsong and Kopanang Mines - On 2 March 2018, AngloGold Ashanti announced that all conditions precedent were fulfilled with respect to the sale of the Moab Khotsong Mine and related assets and liabilities to Harmony Gold Mining Company Limited, and the separate sale of Kopanang Mine and related assets and liabilities to Heaven Sent SA Sunshine Investment Company Limited as announced on 19 October 2017. Both transactions closed on 28 February 2018.

Settlement of silicosis and tuberculosis class action - On 3 May 2018, Richard Spoor Inc, Abrahams Kiewitz Inc and the Legal Resources Centre (representing claimants in the silicosis and tuberculosis class action litigation) and African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Gold Fields, Harmony and Sibanye-Stillwater announced that they have reached a settlement in this matter. Following this announcement, on 13 December 2018, the Johannesburg High Court issued a court order setting out the processes in terms of which members of the settling classes and any interested parties should be invited to show cause why the settlement should not be made an order of court. Both the court order and the settlement agreement set out steps that will need to be followed from this point.

Obuasi mining contract - On 29 October 2018, AngloGold Ashanti announced the finalisation of a five-year underground mining contract at the Obuasi redevelopment project with Underground Mining Alliance Limited, a joint venture between Australia's African Underground Mining Services and Rocksure International, a wholly-owned Ghanaian mining contractor .

SIGNIFICANT EVENTS SUBSEQUENT TO YEAR-END

Yatela sales process
On 14 February 2019, Sadiola Exploration Limited (SADEX), the subsidiary jointly held by AngloGold Ashanti and IAMGOLD Corporation, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80%
participation in Société d’Exploitation des Mines d’Or de Yatela (Yatela), for a consideration of USD 1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, confirming the change of status of Yatela to a State Entity, and also the creation of a dedicated state agency, notably in charge of mine rehabilitation and closure. As part of the transaction, and upon its completion, SADEX will make a one-time payment to the said state agency, in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela site, and also financing certain outstanding social programmes. Upon completion and this payment being made, SADEX and its affiliate companies will be released of all obligations relating to the Yatela project including those relating to rehabilitation, mine closure and the financing of social programmes.

Maiden Ore Reserve declared at Quebradona
On 19 February 2019, AngloGold Ashanti announced the maiden Ore Reserve for the Quebradona project. The Quebradona project is a Joint Venture between AngloGold Ashanti (94.876% and manager) and B2Gold (5.124%). The maiden Ore Reserve was declared of 1.26m tonnes of copper and 2.22Moz of gold.

MATERIAL CHANGE

There has been no material change in the financial results or trading position of the AngloGold Ashanti group since the publication of the report for the six months and year ended 31 December 2018 on 19 February 2019 and the date of this report. The results for the year ended 31 December 2018 were audited by Ernst & Young Inc., who issued an unqualified audit report on 19 March 2019.

ANNUAL GENERAL MEETINGS

•At the 74th Annual General Meeting held on Wednesday, 16 May 2018, shareholders passed resolutions relating to the:
•Re-election of Messrs Garner and Gasant and Ms Richter, Mrs January-Bardill and Mrs Ramon as Directors of the Board;
•Appointment of the Audit and Risk Committee members being, Messrs Gasant, Kirkwood and Ruston, Ms Richter;
•Re-appointment of Ernst & Young Inc. as External Auditors of the company;
•General authority to directors to allot and issue ordinary shares;
•Separate non-binding advisory endorsement of the AngloGold Ashanti remuneration policy and implementation report;
•Remuneration of non-executive directors, which remains unchanged from the previous year;
•General authority to acquire the company’s own shares;
•General authority to directors to issue for cash, those ordinary shares which the directors are authorised to allot and issue;
•General authority to provide financial assistance in terms of sections 44 and 45 of the Companies Act; and
•Directors’ authority to implement special and ordinary resolutions.

Notice of the 75th Annual General Meeting to be held in the Auditorium, 76 Rahima Moosa Street, Newtown, Johannesburg at 09:00 (South African time) on 9 May 2019, is printed as a separate document and distributed to shareholders in accordance with the Companies Act.

DIRECTORATE AND SECRETARY

During the period 1 January 2018 to 31 December 2018, Srinivasan Venkatakrishnan resigned as Chief Executive Officer effective 30 August 2018 and Kelvin Dushnisky was appointed effective 1 September 2018. Sindiswa Zilwa resigned as a non-executive director with effect from 15 May 2018, Alan Ferguson was appointed as an independent non-executive director with effect from 1 October 2018 and Jochen Tilk was appointed as a non-executive director with effect from 1 January 2019..

Company Secretary

There was no change to the office of the Company Secretary during 2018. The name, business and postal address of the Company Secretary are set out under Administrative Information on page 125.

Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares

The interests of Directors, Prescribed Officers and their associates in the ordinary shares of the company at 31 December 2018, individually did not exceed 1% of the company’s issued ordinary share capital and are disclosed in note 23 of the group financial statements.

Details of service contracts of Directors and Prescribed Officers

In accordance with Section 30(4)(e) of the Companies Act the salient features of the service contracts of Directors and Prescribed Officers have been disclosed in the Remuneration Report, which is included in the Integrated Report 2018.

ANNUAL FINANCIAL STATEMENTS

The financial statements set out fully the financial position, results of operations and cash flows of the group and the company for the financial year ended 31 December 2018.

The directors of AngloGold Ashanti are responsible for the maintenance of adequate accounting records and the preparation of the annual financial statements and related information in a manner that fairly presents the state of affairs of the company, in conformity with the Companies Act and in terms of the JSE Listings Requirements.

The directors are also responsible for the maintenance of effective systems of internal control which are based on established organisational structures and procedures. These systems are designed to provide reasonable assurance as to the reliability of the annual financial statements, and to prevent and detect material misstatement and loss.

In preparing the annual financial statements, the group has complied with International Financial Reporting Standards (IFRS) and used appropriate accounting policies supported by pragmatic judgements and estimates.

AngloGold Ashanti, through its Executive Committee, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The board of directors also reviews these on a quarterly basis at its meetings.

Cash and cash equivalents, at 31 December 2018 amounted to $329m (2017: $205m), and together with cash budgeted to be generated from operations in 2019 and the net incremental borrowing facilities available, are in management’s view, adequate to fund operating, mine development, capital expenditure and financing obligations as they fall due for at least the next 12 months.

Taking these factors into account, the directors of AngloGold Ashanti have formed the judgement that, at the time of approving the financial statements for the year ended 31 December 2018, it is appropriate to prepare these financial statements on a going concern basis.

Based on the results of a formal documented review of the company’s system of internal controls and risk management, covering both the adequacy in design and effectiveness in implementation, performed by the internal audit function during the year 2018:

•information and explanations provided by line management;
•discussions held with the External Auditors on the results of the year-end audit; and
•the assessment by the Audit and Risk Committee,

the Board has concluded that nothing has come to its attention that caused it to believe that the company’s system of internal controls and risk management are not effective and that the internal financial controls do not form a sound basis for the preparation of reliable financial statements.

The directors are of the opinion that these financial statements fairly present the financial position of the company and group at 31 December 2018 and the results of their operations, changes in equity and cash flow information for the year then ended in accordance with IFRS.

The External Auditor, Ernst & Young Inc., is responsible for independently auditing and reporting on the financial statements in conformity with International Standards on Auditing and the Companies Act of South Africa. Their unqualified opinion on these financial statements appears in the Independent Auditor’s Report, on page 25 of this report.

The company will file a set of financial statements in accordance with IFRS in its annual report on Form 20-F as must be filed with the US Securities and Exchange Commission (SEC) by no later than 30 April 2019. Copies of the annual report on Form 20-F will be made available once the filing has been made, on request, from the Bank of New York Mellon, or from the company’s corporate office detailed in the section Administrative Information.

INVESTMENTS

Particulars of the group’s principal subsidiaries and operating entities are presented in this report on page 120.

EY 102 Rivonia Road Sandton Private Bag X14 Sandton 2146	Ernst & Young Incorporated Co. Reg. No. 2005/002308/21 Tel: +27 (0) 11 772 3000 Fax: +27 (0) 11 772 4000 Docex 123 Randburg ey.com

INDEPENDENT AUDITOR’S REPORT
The Board of Directors and Shareholders of AngloGold Ashanti Limited

REPORT ON THE AUDIT OF THE CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS

OPINION

We have audited the consolidated and separate financial statements of AngloGold Ashanti Limited and its subsidiaries (the group) set out on pages 29 to 121, which comprise the consolidated and separate statements of financial position as at 31 December 2018, and the consolidated and separate income statement, consolidated and separate statement of comprehensive income, consolidated and separate changes in equity and consolidated and separate cash flows for the year then ended, and notes to the consolidated and separate financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated and separate financial statements present fairly, in all material respects, the consolidated and separate financial position of the group as at 31 December 2018, and its consolidated and separate financial performance and consolidated and separate cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) and the requirements of the Companies Act of South Africa.

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated and separate financial statements section of our report. We are independent of the group in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (IRBA Code), the International Federation of Accountants’ Code of Ethics for Professional Accountants (IFAC Code) and other independence requirements applicable to performing the audit of the group. We have fulfilled our other ethical responsibilities in accordance with the IRBA Code, IFAC Code, and in accordance with other ethical requirements applicable to performing the audit of the group. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in the audit of the consolidated and separate financial statements of the current period. These matters were addressed in the context of the audit of the consolidated and separate financial statements as a whole, and in forming the auditor’s opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the consolidated and separate financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated and separate financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated and separate financial statements.

Key Audit Matter (KAM)	How the matter was addressed in the audit

VAT recoverability at Geita (consolidated KAM)

Geita Gold Mine (GGM) Limited has recorded $84m of VAT receivables due from the Tanzanian Revenue Authority (TRA), of which a substantial amount was not refunded in a timely manner. $32m has been classified as current assets, and the remaining $52m is classified as non-current assets based on management’s plan to offset the VAT receivables with future taxes in accordance with current legislation.
As disclosed in note 20 on page 60, an amendment, effective 20 July 2017, to Tanzania’s mining legislation included an amendment to the VAT Act 2015 to the effect that no input tax credit can be claimed for expenses incurred in the production of raw materials which are to be exported. The total VAT claims submitted since July 2017, in relation to these expenses amounts to $83m. Management have disputed this interpretation of the legislation by the Tanzania Revenue Authority. As a result, the recoverability of these receivables was considered to be a key audit matter in the current year.

We have read correspondence between Management and the TRA, including the results of the tax returns and assessments received during the year.
We have read correspondence from management indicating their intention to set off the VAT receivable balances against other taxes. We have read external legal counsel opinions obtained by management to support their interpretation of the tax legislation for set offs of this manner.
We challenged the recoverability of the VAT receivable based on the above correspondence and interpretation of legislation, historical payments received to date as well as past and current year experience in setting off VAT receivables.
We challenged the classification of the VAT receivables as current or non-current, based on managements planned scheduling of setting off the VAT receivables. This scheduling is based on management’s forecasts of available taxable income against which set offs can be made.
We reviewed the appropriateness of the VAT receivable disclosure in the financial statements.
We considered the design, and tested the operating effectiveness, of internal controls in relation to this matter.

Rehabilitation and decommissioning provision (consolidated and separate KAM)

At 31 December 2018 the rehabilitation and decommissioning provision amounted to $637m ($622m classified as non-current liabilities, and $15m as current liabilities) in the consolidated financial statements, and R796m in the separate financial statements.
We focussed on this area due to the significance of the provision in the consolidated and separate financial statements as well as the judgemental nature of the provision. The determination of the provision is based on, inter alia, judgements and estimates of current damage caused, nature, timing and amount of future costs to be incurred to rehabilitate the mine sites, estimates of future inflation, exchange rates and discount rates. Because these assumptions, are subject to change on an annual basis as a result of continued mining, rehabilitation being undertaken and environmental changes, and the inherent sensitivity to changes in the assumptions, we consider this as an area requiring significant auditor attention in the current year.
The consolidated and separate disclosures are included in Note 25 and Note 19 Environmental rehabilitation and other provisions, respectively.

We identified and tested controls to management’s processes in place to approve and accurately determine the provision.
With the assistance of our valuation experts, our audit procedures included the assessment of management’s macro-economic assumptions in their rehabilitation models. The most significant of these assumptions were the risk-free interest rates, expected inflation and exchange rates as these have the largest quantitative effect on the provision balance.
We tested the mathematical accuracy of the valuation models.
We compared the timing of the expected cash flows with reference to the expected life of mine plans at the respective regions. We compared the current year cash flow assumptions to those of prior year, and corroborated management’s explanations where these have changed or deviated. We tested the cost rates applied with reference to publicly available information as well as recent rehabilitation activities.
We inquired from operational management whether additional environmental disturbance occurred that will require additional rehabilitation in future, and we corroborated this understanding through site visit and mine plans. We also assessed the integrity of the financial rehabilitation models. We read the reports prepared by management’s internal experts and external experts, where these had been engaged by management, to support the provision.
We reviewed the appropriateness of the related disclosure in the consolidated and separate financial statements.

Recoverability of the net asset values of South African assets (consolidated and separate KAM)

The SA Region has been subject to prolonged restructuring, which included the closure Tau Tona and Savuka and disposal of Kopanang and Moab Khotsong in the prior and current periods, respectively. This has necessitated a significant restructuring and downsizing of the region.
The assessment of recoverable amount of the remaining assets (i.e. Mponeng, Surface Operations and First Uranium Group) requires significant judgement which can be influenced by AngloGold Ashanti Limited’s current and long-term business plans for the South African region, future metal price assumptions, proven and probable reserves, including the costs to develop and produce mining reserves, and appropriate escalation and discount rates. As a result we considered the recoverability of the aforementioned assets (i.e. Mponeng, Surface Operations and the First Uranium Group) as a key audit matter.The consolidated and separate disclosures are included in Note 14 and Note 9 Tangible Assets, respectively.

We evaluated management’s processes, and considered other supporting information, to identify the South African cash generating units and determine whether impairment indicators existed for the respective cash generating units. We also evaluated management’s methods, processes and controls in place to determine the carrying values, and the associated recoverable amounts, of each cash generating units.
We compared the mine plans, including the mineral reserves and resources quantities to the plans that were approved by the directors, and identified and tested controls audit over management’s processes and controls related to the declaration of mineral reserves and resources that were included these business plans.
Our audit procedures included involving experts to support us in critically assessing management’s assumptions in their valuation models, including weighted average cost of capital, inflation forecasts, future gold prices and exchange rates. We also considered the key operational and cashflow assumptions, including production, resultant revenue, capital expenditure and cost movements.
We tested the arithmetical accuracy of the valuation models.
We considered the adequacy of the related disclosures in the consolidated and separate financial statements.

OTHER INFORMATION
The directors are responsible for the other information. The other information comprises the Audit and Risk Committee - Chairman’s Letter, the Chief Financial Officer’s Review, the Company Secretary’s Certificate and the Directors’ Report in the Annual Financial Statement as required by the Companies Act of South Africa, as well as the directors’ approval and affirmation of consolidated and separate financial statements. It also includes the Integrated Report and the Reserve and Resource Statement which we obtained prior to the date of this report. Other information does not include the consolidated and separate financial statements and our auditor’s report thereon.

Our opinion on the consolidated and separate financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated and separate financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated and separate financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed on the other information obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

When we read the Annual Report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance.

RESPONSIBILITIES OF THE DIRECTORS FOR THE CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS

The directors are responsible for the preparation and fair presentation of the consolidated and separate financial statements in accordance with International Financial Reporting Standards and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of consolidated and separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated and separate financial statements, the directors are responsible for assessing the group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or to cease operations, or have no realistic alternative but to do so.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated and separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated and separate financial statements.
As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the consolidated and separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•
Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated and separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the group to cease to continue as a going concern.

•
Evaluate the overall presentation, structure and content of the consolidated and separate financial statements, including the disclosures, and whether the consolidated and separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated and separate financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.
From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the consolidated and separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.
REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

In terms of the IRBA Rule published in Government Gazette Number 39475, dated 4 December 2015, we report that Ernst & Young Inc., and its predecessor firm, has been the auditor of AngloGold Ashanti Limited for seventy-five years. Ernst & Young Inc. was appointed as auditor of Vaal Reefs Exploration and Mining Company Limited in 1944. In 1998 all of Anglo American’s other individually listed gold mines, which were not audited by Ernst & Young Inc., or its predecessor firm, were merged into Vaal Reefs Exploration and Mining Company Limited. Vaal Reefs Exploration and Mining Company Limited was renamed AngloGold Limited in 1998, and in 2004 to AngloGold Ashanti Limited. Ernst & Young Inc. was retained as auditor of AngloGold Limited (and AngloGold Ashanti Limited) and has been the auditor of the expanded Company for nineteen years. We confirm that we are independent in accordance with the Independent Regulatory Board for Auditors’ Code of Professional Conduct for Registered Auditors and other independence requirements applicable to the independent audit of AngloGold Ashanti Limited.

Ernst & Young Inc.
Ernest Adriaan Lodewyk Botha - Director
Chartered Accountant (SA)
Registered Auditor
Johannesburg, South Africa
19 March 2019

GROUP - INCOME STATEMENT
For the year ended 31 December

US dollar millions	Notes	2018	2017	2016
			Restated	Restated

Revenue from product sales	3	3,943	4,510	4,223
Cost of sales	4	(3,173)	(3,736)	(3,401)
Gain (loss) on non-hedge derivatives and other commodity contracts		2	10	19
Gross profit (loss)	2	772	784	841
Corporate administration, marketing and other expenses		(76)	(64)	(61)
Exploration and evaluation costs		(102)	(114)	(133)
Other operating expenses	5	(97)	(88)	(110)
Special items	6	(170)	(438)	(42)
Operating profit (loss)		327	80	495
Interest income		17	15	22
Dividend income		2	—	—
Other gains (losses)		(9)	(11)	(88)
Finance costs and unwinding of obligations	7	(178)	(169)	(180)
Fair value adjustments		(3)	—	9
Share of associates and joint ventures' profit (loss)	8	122	22	11
Profit (loss) before taxation		278	(63)	269
Taxation	11	(128)	(108)	(189)
Profit (loss) for the year		150	(171)	80

Allocated as follows:
Equity shareholders		133	(191)	63
Non-controlling interests		17	20	17
		150	(171)	80

Basic earnings (loss) per ordinary share (cents)	12	32	(46)	15
Diluted earnings (loss) per ordinary share (cents)	12	32	(46)	15

GROUP - STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December

US dollar millions	2018	2017	2016

Profit (loss) for the year	150	(171)	80

Items that will be reclassified subsequently to profit or loss:	(150)	148	189
Exchange differences on translation of foreign operations	(150)	123	180
Available-for-sale financial assets	—	25	9
Net gain (loss) on available-for-sale financial assets	—	20	13
Release on impairment of available-for-sale financial assets	—	3	—
Release on disposal of available-for-sale financial assets	—	(6)	(2)
Deferred taxation thereon	—	8	(2)

Items that will not be reclassified subsequently to profit or loss:	9	6	(2)
Net gain (loss) on equity investments	9	—	—
Actuarial gain (loss) recognised	5	8	(2)
Deferred taxation thereon	(5)	(2)	—

Other comprehensive income (loss) for the year, net of tax	(141)	154	187

Total comprehensive income (loss) for the year, net of tax	9	(17)	267

Allocated as follows:
Equity shareholders	(8)	(37)	250
Non-controlling interests	17	20	17
	9	(17)	267

GROUP - STATEMENT OF FINANCIAL POSITION
As at 31 December

US dollar millions	Notes	2018	2017	2016

ASSETS
Non-current assets
Tangible assets	14	3,381	3,742	4,111
Intangible assets	15	123	138	145
Investments in associates and joint ventures	17	1,528	1,507	1,448
Other investments	18	141	131	125
Inventories	19	106	100	84
Trade, other receivables and other assets	20	102	67	34
Deferred taxation	27	—	4	4
Cash restricted for use	21	35	37	36
		5,416	5,726	5,987

Current assets
Other investments	18	6	7	5
Inventories	19	652	683	672
Trade, other receivables and other assets	20	209	222	255
Cash restricted for use	21	31	28	19
Cash and cash equivalents	22	329	205	215
		1,227	1,145	1,166
Non-current assets held for sale		—	348	—
		1,227	1,493	1,166

Total assets		6,643	7,219	7,153

EQUITY AND LIABILITIES
Share capital and premium	23	7,171	7,134	7,108
Accumulated losses and other reserves		(4,519)	(4,471)	(4,393)
Shareholders' equity		2,652	2,663	2,715
Non-controlling interests		42	41	39
Total equity		2,694	2,704	2,754

Non-current liabilities
Borrowings	24	1,911	2,230	2,144
Environmental rehabilitation and other provisions	25	827	942	877
Provision for pension and post-retirement benefits	26	100	122	118
Trade, other payables and deferred income	28	3	3	4
Deferred taxation	27	315	363	496
		3,156	3,660	3,639

Current liabilities
Borrowings	24	139	38	34
Trade, other payables and deferred income	28	594	638	615
Taxation	29	60	53	111
		793	729	760
Non-current liabilities held for sale		—	126	—
		793	855	760

Total liabilities		3,949	4,515	4,399

Total equity and liabilities		6,643	7,219	7,153

GROUP - STATEMENT OF CASH FLOWS
For the year ended 31 December

US dollar millions	Notes	2018	2017	2016

Cash flows from operating activities
Receipts from customers		3,947	4,534	4,231
Payments to suppliers and employees		(3,015)	(3,383)	(2,929)
Cash generated from operations	30	932	1,151	1,302
Dividends received from joint ventures		91	6	37
Taxation refund	29	5	14	12
Taxation paid	29	(171)	(174)	(165)
Net cash inflow (outflow) from operating activities		857	997	1,186

Cash flows from investing activities
Capital expenditure
- project capital		(176)	(156)	(93)
- stay-in-business capital		(476)	(674)	(618)
Dividends from other investments		2	—	—
Proceeds from disposal of assets		313	7	4
Other investments acquired		(81)	(91)	(73)
Proceeds from disposal of other investments		98	78	61
Investments in associates and joint ventures		(8)	(27)	(11)
Proceeds from disposal of associates and joint ventures		—	—	10
Loans advanced to associates and joint ventures		(5)	(6)	(4)
Loans repaid by associates and joint ventures		22	—	—
Cash payment to settle the sale of environmental trust fund		(32)	—	—
Decrease (increase) in cash restricted for use		(4)	(8)	8
Interest received		12	15	14
Net cash inflow (outflow) from investing activities		(335)	(862)	(702)

Cash flows from financing activities
Proceeds from borrowings		753	815	787
Repayment of borrowings		(967)	(767)	(1,333)
Finance costs paid		(130)	(138)	(172)
Bond settlement premium, RCF and bond transaction costs		(10)	—	(30)
Dividends paid		(39)	(58)	(15)
Net cash inflow (outflow) from financing activities		(393)	(148)	(763)

Net increase (decrease) in cash and cash equivalents		129	(13)	(279)
Translation		(5)	3	10
Cash and cash equivalents at beginning of year		205	215	484
Cash and cash equivalents at end of year	22	329	205	215

GROUP - STATEMENT OF CHANGES IN EQUITY

	Equity holders of the parent
US dollar millions	Share capital and premium	Other capital reserves(1)	Retained earnings (Accumulated losses)(2)	Fair value through OCI	Available- for-sale reserve	Actuarial gains (losses)	Foreign currency translation reserve	Total	Non-controlling interests	Total equity

Balance at 31 December 2015	7,066	116	(3,174)		7	(19)	(1,566)	2,430	37	2,467
Profit (loss) for the year	—	—	63		—	—	—	63	17	80
Other comprehensive income (loss)	—	—	—		9	(2)	180	187	—	187
Total comprehensive income (loss)	—	—	63		9	(2)	180	250	17	267
Shares issued	42	—	—		—	—	—	42	—	42
Share-based payment for share awards net of exercised	—	(7)	—		—	—	—	(7)	—	(7)
Dividends of subsidiaries	—	—	—		—	—	—	—	(15)	(15)
Transfer to reserves	—	—	(2)		—	2	—	—	—	—
Translation	—	7	(6)		1	(2)	—	—	—	—
Balance at 31 December 2016	7,108	116	(3,119)		17	(21)	(1,386)	2,715	39	2,754
Profit (loss) for the year	—	—	(191)		—	—	—	(191)	20	(171)
Other comprehensive income (loss)	—	—	—		25	6	123	154	—	154
Total comprehensive income (loss)	—	—	(191)		25	6	123	(37)	20	(17)
Shares issued	26	—	—		—	—	—	26	—	26
Share-based payment for share awards net of exercised	—	(1)	—		—	—	—	(1)	—	(1)
Dividends paid (note 13)	—	—	(39)		—	—	—	(39)	—	(39)
Dividends of subsidiaries	—	—	—		—	—	—	—	(19)	(19)
Translation	—	9	(10)		1	(1)	—	(1)	1	—
Balance at 31 December 2017	7,134	124	(3,359)	—	43	(16)	(1,263)	2,663	41	2,704
Impact of adopting IFRS 9	—	—	10	33	(43)	—	—	—	—	—
Opening balance under IFRS 9	7,134	124	(3,349)	33	—	(16)	(1,263)	2,663	41	2,704
Profit (loss) for the year	—	—	133	—		—	—	133	17	150
Other comprehensive income (loss)	—	—	—	5		4	(150)	(141)	—	(141)
Total comprehensive income (loss)	—	—	133	5		4	(150)	(8)	17	9
Shares issued	37	—	—	—		—	—	37	—	37
Share-based payment for share awards net of exercised	—	(17)	—	—		—	—	(17)	—	(17)
Dividends paid (note 13)	—	—	(24)	—		—	—	(24)	—	(24)
Dividends of subsidiaries	—	—	—	—		—	—	—	(15)	(15)
Transfer of gain on disposal of equity investments	—	—	1	(1)		—	—	—	—	—
Translation	—	(11)	12	—		—	—	1	(1)	—
Balance at 31 December 2018	7,171	96	(3,227)	37		(12)	(1,413)	2,652	42	2,694

(1)
Other capital reserves include a surplus on disposal of company shares held by companies prior to the formation of AngloGold Ashanti Limited of $10m (2017: $11m; 2016: $10m), surplus on equity transaction of joint venture of $36m (2017: $36m; 2016: $36m), equity items for share-based payments of $48m (2017: $75m; 2016: $68m), cash flow hedge reserves and other reserves.

(2)
Included in accumulated losses are retained earnings totalling $283m (2017: $287m; 2016: $250m) arising at the equity accounted investments and certain subsidiaries which may not be remitted without third party consent.

GROUP - NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

1    ACCOUNTING POLICIES

STATEMENT OF COMPLIANCE

The consolidated and company financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as issued by the International Accounting Standards Board (IASB), Financial Reporting Pronouncements as issued by Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008.

NEW STANDARDS AND INTERPRETATIONS ISSUED

The financial statements have been drawn up on the basis of accounting standards, interpretations and amendments effective at the beginning of the accounting period on 1 January 2018. The adoption of the new standards, interpretations and amendments effective from 1 January 2018 had the following impact on the group.

IFRS 15 “Revenue from contracts with customers”
Management assessed the potential impact of IFRS 15 on the financial statements of the group and concluded that the group does not sell product based on multiple-element arrangements and it does not sell product on a provisional or variable pricing basis and as such the new standard did not have a significant impact on the timing or amount of the group’s revenue recognition. However, the adoption of IFRS 15 resulted in the presentation of by-product revenue in revenue from product sales where previously by-product revenue was included in cost of sales. Revenue from product sales includes gold income and by-product revenue. This change in classification resulted in a corresponding increase in costs of sales, and therefore did not have an impact on previously reported gross profit.

As previously reported:

US dollar millions	2017	2016

Revenue	4,543	4,254
Gold income	4,356	4,085
Cost of sales	(3,582)	(3,263)
Gain (loss) on non-hedge derivatives and other commodity contracts	10	19
Gross profit	784	841
Gross profit %	18.00%	20.59%

By-products revenue for the years ended 2017 and 2016 ($154m and $138m respectively) was included in the Revenue line, but was offset and thus reduced cost of sales in the income statement.

On adoption of IFRS 15, AngloGold Ashanti discloses revenue from all product sales, including by-products sales in Revenue from product sales in the income statement. Accordingly, the income statement was restated for the effects of adopting IFRS 15 as follows:

US dollar millions	2017	2016

Revenue from product sales	4,510	4,223
Cost of sales	(3,736)	(3,401)
Gain (loss) on non-hedge derivatives and other commodity contracts	10	19
Gross profit	784	841
Gross profit %	17.38%	19.91%

AngloGold Ashanti applied IFRS 15 retrospectively to each prior reporting period presented in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”.

IFRS 9 “Financial Instruments”
The group’s financial assets include debt instruments (held to maturity bonds and negotiable certificates of deposit), trade receivables, cash restricted for use and cash and cash equivalents which are subject to the IFRS 9 expected credit loss model as they are carried at amortised cost. The accounting policy for listed equity investments depends on the nature of the listed investment. Listed equity investments which are held to meet rehabilitation liabilities are classified as fair value through profit or loss (FVTPL) to eliminate accounting mismatch, which previously arose from the unwinding of the rehabilitation liabilities recognised in profit or loss and the fair value adjustments to investments held to meet the rehabilitation liabilities recognised in other comprehensive income. Listed equity investments held for other purposes are classified as fair value through other comprehensive income (FVTOCI). Financial liabilities are carried at amortised cost and there is no change in their recognition or presentation under IFRS 9. The adoption of IFRS 9 did not have a significant impact on total assets, total liabilities or the results of the group.

In accordance with the transitional provisions in IFRS 9, upon adoption, comparative figures were not restated. The available for sale reserve of $43m was transferred to the FVTOCI reserve - $33m and to accumulated losses - $10m in respect of equity investments at FVTOCI and FVTPL respectively. Refer statement of changes in equity for reclassifications.

AngloGold Ashanti assesses the significance of new standards, interpretations and amendments to standards in issue that are not yet adopted but are likely to affect the financial reporting in future years. We have identified that IFRS 16 “Leases” which has an effective date of 1 January 2019, is likely to affect future financial reporting.

IFRS 16 “Leases”
Management is in the process of completing its assessment of the accounting impact and required disclosures arising out of the adoption of this standard. IFRS 16 requires lessees to recognise right-of-use assets and lease liabilities arising from lease contracts with additional disclosures about leasing arrangements. Leases within the scope of IFRS 16 will result in increases in assets and liabilities. Based on contracts in existence at 31 December 2018 containing leasing agreements within the recognition scope of the IFRS 16, we expect an increase in the group’s depreciation charge of between $36m and $42m, and a finance cost increase of between $6m to $8m. Operating cashflows are expected to increase and financing cashflows to decrease by between $39m and $45m as repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities, while previously the operating lease payments were classified as cash flows from operating activities. Management has determined that certain mining, drilling and power generation contracts which are not classified as finance leases under the current accounting standards (IAS 17 and IFRIC 4), will have the most impact on the group’s results on adoption of IFRS 16. The adoption of the new standard will result in the recognition of additional right-of-use assets and lease liabilities of between $135m to $160m on 1 January 2019. AngloGold Ashanti has elected to transition to IFRS 16 retrospectively with the cumulative effect of initially applying the Standard recognised at the date of initial application. AngloGold Ashanti will not restate comparative information. Instead, the cumulative effect of initially applying IFRS 16 will be recognised by adjusting the opening balance of retained earnings at the date of initial application. The adoption of IFRS 16 will not impact AngloGold Ashanti's current debt covenant arrangements with financial institutions.

The significant accounting principles applied in the presentation of the group and company annual financial statements are set out below. The accounting policies adopted are detailed in Annexure A: “Summary of significant accounting policies”.

1.1    BASIS OF PREPARATION

The financial statements are prepared according to the historical cost convention, except for the revaluation of certain financial instruments to fair value. The group’s accounting policies as set out below are consistent in all material respects with those applied in the previous year except for the changes arising from the adoption of IFRS 9 and IFRS 15 as described in “New Standards and Interpretations Issued” above.

The group financial statements are presented in US dollars.

Based on materiality, certain comparatives in the notes have been aggregated and comparatives have been restated to accord with current year disclosures.

The group financial statements incorporate the financial statements of the company, its subsidiaries and its interests in joint ventures and associates. The financial statements of all material subsidiaries, the Environmental Rehabilitation Trust Fund, joint ventures and associates, are prepared for the same reporting period as the holding company, using the same accounting policies.

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Control would generally exist where the group owns more than 50% of the voting rights, unless the group and other investors collectively control the entity where they must act together to direct the relevant activities. In such cases, as no investor individually controls the entity the investment is accounted for as an equity method investment or a joint operation. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date on which control ceases. The group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

Intra-group transactions, balances and unrealised gains and losses on transactions between group companies, including any resulting tax effect are eliminated.

Subsidiaries are accounted for at cost and are adjusted for impairments, where appropriate, in the company financial statements.

1.2    SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

USE OF ESTIMATES

The preparation of the financial statements requires the group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to Ore Reserve that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; asset impairments/reversals (including impairments of goodwill); and write-downs of inventory to net realisable value. Other estimates include employee benefit liabilities and unrecognised tax positions.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The judgements that management has applied in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Carrying value of tangible assets

Amortisation
The majority of mining assets are amortised using the units-of-production method where the mine operating plan calls for production from a well-defined proved and probable Ore Reserve.

For other tangible assets, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on proved and probable Ore Reserve as the useful lives of these assets are considered to be limited to the life of the relevant mine.

The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable Ore Reserve. This would generally arise when there are significant changes in any of the factors or assumptions used in estimating Ore Reserve.

These factors could include:

•	changes in proved and probable Ore Reserve;

•	the grade of Ore Reserve may vary significantly from time to time;

•	differences between actual commodity prices and commodity price assumptions;

•	unforeseen operational issues at mine sites; and

•	changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.

Changes in proved and probable Ore Reserve could similarly impact the useful lives of assets amortised on the straight-line method, where those lives are limited to the life of the mine.

Stripping Costs
The group has a number of surface mining operations that are in the production phase for which production stripping costs are incurred. The benefits that accrue to the group as a result of incurring production stripping costs include (a) ore that can be used to produce inventory and (b) improved access to further quantities of material that will be mined in future periods.

The production stripping costs relating to improved access to further quantities of material in future periods are capitalised as a stripping activity asset, if and only if, all of the following are met:

•	It is probable that the future economic benefit (improved access to the orebody) associated with the stripping activity will flow to the group;

•	The group can identify the component of the orebody for which access has been improved; and

•	The costs relating to the stripping activity associated with that component or components can be measured reliably.

Components of the various orebodies at the operations of the group are determined based on the geological areas identified for each of the orebodies and are reflected in the Ore Reserve reporting of the group. In determining whether any production stripping costs should be capitalised as a stripping activity asset, the group uses three operational guidance measures; two of which relate to production measures, while the third relates to an average stripping ratio measure.

Once determined that any portion of the production stripping costs should be capitalised, the group determines the amount of the production stripping costs that should be capitalised with reference to the average mine costs per tonne of the component and the actual waste tonnes that should be deferred. Stripping activity assets are amortised on the units-of-production method based on the Ore Reserve of the component or components of the orebody to which these assets relate.

This accounting treatment is consistent with that for stripping costs incurred during the development phase of a pit, before production commences, except that stripping costs incurred during the development phase of a pit, before production commences, are amortised on the units-of-production method based on the Ore Reserve of the pit.

Deferred stripping costs are included in ‘Mine development costs’, within tangible assets. These costs form part of the total investment in the relevant cash-generating unit, which is reviewed for impairment if events or a change in circumstances indicate that the carrying value may not be recoverable. Amortisation of stripping activity assets is included in operating costs.

Impairment
The group reviews and tests the carrying value of tangible assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets, which is generally at the individual mine level. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time and impact the recoverable amounts. The cash flows and value in use are significantly affected by a number of factors including published reserves, resources, exploration potential and production estimates, together with economic factors such as spot and future metal prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure. At the reporting date the group assesses whether any of the indicators which gave rise to previously recognised impairments have changed such that the impairment loss no longer exists or may have decreased. The impairment loss is then assessed on the original factors for reversal and if indicated, such reversal is recognised.

An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.

The recoverable amount is estimated based on the positive indicators. If an impairment loss has decreased, the carrying amount is recorded at the recoverable amount as limited in terms of IAS 36 “Impairment of Assets”.

The carrying value of tangible assets at 31 December 2018 was $3,381m (2017: $3,742m; 2016: $4,111m). The impairment and derecognition of tangible assets recognised in the consolidated financial statements for the year ended 31 December 2018 was $104m (2017: $288m; 2016: $3m).

Carrying value of goodwill and intangible assets

Where an investment in a subsidiary, joint venture or an associate is made, any excess of the consideration transferred over the fair value of the attributable Mineral Resource including value beyond proved and probable Ore Reserve, exploration properties and net assets is recognised as goodwill.

Intangible assets that have an indefinite useful life and separately recognised goodwill are not subject to amortisation and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.

An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

An individual operating mine is not a typical going-concern business because of the finite life of its reserves. The allocation of goodwill to an individual mine will result in an eventual goodwill impairment due to the wasting nature of the mine reporting unit. In accordance with the provisions of IAS 36, the group performs its annual impairment review of assigned goodwill during the fourth quarter of each year.

The carrying value of goodwill in the consolidated financial statements at 31 December 2018 was $116m (2017: $127m; 2016: $126m). The impairment of goodwill recognised in the consolidated financial statements for the year ended 31 December 2018 was nil (2017: $9m; 2016: nil).

Income taxes

The group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
The group tax reconciliation between tax expense and the product of accounting profit multiplied by the applicable tax rate, prepared in accordance with IAS 12 "Income Taxes”, applies the South African corporate tax rate of 28%.

The group recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the group to realise the net deferred tax assets recorded at the reporting date could be impacted.

Additionally, future changes in tax laws in the jurisdictions in which the group operates could limit the ability of the group to obtain tax deductions in future periods.

Carrying values of the group at 31 December 2018:

•	deferred tax asset: nil (2017: $4m; 2016: $4m);

•	deferred tax liability: $315m (2017: $363m; 2016: $496m);

•	taxation liability: $60m (2017: $53m; 2016: $111m); and

•	taxation asset: $6m (2017: $3m; 2016: $14m), included in trade ,other receivables and other assets.

Unrecognised value of deferred tax assets: $501m (2017: $470m; 2016: $477m).

Provision for environmental rehabilitation obligations

The group’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The group recognises management’s best estimate for decommissioning and restoration obligations in the period in which they are incurred. Future changes to environmental laws and regulations, life of mine estimates, inflation rates, foreign currency exchange rates and discount rates could affect the carrying amount of this provision.

The carrying amount of the rehabilitation obligations for the group at 31 December 2018 was $622m (2017: $724m; 2016: $705m).

Stockpiles and metals in process

Costs that are incurred in or benefit the production process are accumulated in stockpiles and metals in process values. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product, based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.

Surface and underground stockpiles and metals in process are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile ore tonnages are verified by periodic surveys.

Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of metals actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and engineering estimates are refined based on actual results over time.

Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realisable value are accounted for on a prospective basis.

The carrying value of inventories (excluding finished goods and mine operating supplies) for the group at 31 December 2018 was $404m (2017: $424m; 2016: $397m).

Recoverable tax, rebates, levies and duties

In a number of countries, particularly in Continental Africa, AngloGold Ashanti is due refunds of indirect tax which remain outstanding for periods longer than those provided for in the respective statutes.

In addition, AngloGold Ashanti has unresolved non-income tax disputes in a number of countries, particularly in Continental Africa and in Brazil. If the outstanding input taxes are not received and these disputes are not resolved in a manner favourable to AngloGold Ashanti, it could have a material adverse effect upon the carrying value of these assets and our results of operations.

The net carrying value of recoverable tax, rebates, levies and duties for the group at 31 December 2018 was $194m (2017: $174m; 2016: $135m).

Post-retirement obligations

The determination of AngloGold Ashanti’s obligation and expense post-retirement liabilities, depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions include, among others, the discount rate, the expected long-term rate of return of plan assets, health care inflation costs, rates of increase in compensation costs and the number of employees who reach retirement age before the mine reaches the end of its life. While AngloGold Ashanti believes that these assumptions are appropriate, significant changes in the assumptions may materially affect post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in these assumptions occur.

The carrying value of the post-retirement obligations at 31 December 2018 was $100m (2017: $122m; 2016: $118m).

Ore Reserve estimates

An Ore Reserve estimate is an estimate of the amount of product that can be economically and legally extracted from the group’s properties. In order to calculate the Ore Reserve, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of the Ore Reserve requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

The group is required to determine and report its Ore Reserve in accordance with the South African Code for the reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code) 2016 Edition.

Because the economic assumptions used to estimate changes in the Ore Reserve from period to period, and because additional geological data is generated during the course of operations, estimates of the Ore Reserve may change from period to period. Changes in the reported Ore Reserve may affect the group’s financial results and financial position in a number of ways, including the following:

•	asset carrying values may be affected due to changes in estimated future cash flows;

•
depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units-of-production method, or where the useful economic lives of assets change;

•
overburden removal costs, including production stripping activities, recorded on the statement of financial position or charged in the income statement may change due to changes in stripping ratios or the units-of-production method of depreciation;

•	decommissioning site restoration and environmental provisions may change where changes in the estimated Ore Reserve affect expectations about the timing or cost of these activities; and

•	the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Development expenditure

Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described in the accounting policy for exploration and evaluation assets. Any such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.

Provision for silicosis

Significant judgement is applied in estimating the costs that will be incurred to settle the silicosis class action claims and related expenditure. The final costs may differ from current cost estimates. The provision is based on actuarial assumptions including:

•	silicosis prevalence rates;

•	estimated settlement per claimant;

•	benefit take-up rates;

•	disease progression rates;

•	timing of cashflows; and

•	discount rate.

Management believes the assumptions are appropriate, however changes in the assumptions may materially affect the provision and final costs of settlement. Prior to 2017, a silicosis provision was not raised as a reliable estimate could not be determined.

The carrying value of the silicosis provision at 31 December 2018 was $63m (2017: $63m).

Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. Such contingencies include, but are not limited to environmental obligations, litigation, regulatory proceedings, tax matters and losses resulting from other events and developments.

When a loss is considered probable and reasonably estimable, a liability is recorded in the amount of the best estimate for the ultimate loss. The likelihood of a loss with respect to a contingency can be difficult to predict and determining a meaningful estimate of the loss or a range of loss may not always be practicable based on the information available at the time and the potential effect of future events and decisions by third parties that will determine the ultimate resolution of the contingency. It is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information is continuously evaluated to determine both the likelihood of any potential loss and whether it is possible to reasonably estimate a range of possible losses. When a loss is probable but a reasonable estimate cannot be made, disclosure is provided.

In determining the threshold for disclosure on a qualitative and quantitative basis, management considers the potential for a disruptive effect on the normal functioning of the group and/or whether the contingency could impact investment decisions. Such qualitative matters considered are reputational risks, regulatory compliance issues and reasonable investor considerations. For quantitative purposes, an amount of $18m has been considered.

As a global company, the group is exposed to numerous legal risks. The outcome of currently pending and future proceedings cannot be predicted with certainty. Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the group could be materially affected by the unfavourable outcome of litigation.

2    SEGMENTAL INFORMATION

AngloGold Ashanti Limited's operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). The group produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments (including equity accounted investments). Individual members of the Executive Committee are responsible for geographic regions of the business.

Group analysis by origin is as follows:

	Gold income
US dollar millions	2018	2017	2016

Geographical analysis of gold income by origin is as follows:
South Africa	602	1,101	1,173
Continental Africa(1)	1,983	1,895	1,663
Australasia	780	709	646
Americas	1,021	1,104	1,036
	4,386	4,809	4,518
Equity-accounted investments included above	(581)	(453)	(433)
	3,805	4,356	4,085

Foreign countries included in the above and considered material are:
Brazil	634	705	659
Guinea		489	—
Tanzania	715	664	591
DRC	468

Geographical analysis of gold income by destination is as follows:
South Africa	1,445	1,659	1,719
North America	450	456	893
Australia	780	709	645
Europe	387	399	377
United Kingdom	1,324	1,586	884
	4,386	4,809	4,518
Equity-accounted investments included above	(581)	(453)	(433)
	3,805	4,356	4,085

	By-product revenue
US dollar millions	2018	2017	2016

South Africa	6	15	23
Continental Africa(1)	3	3	4
Australasia	2	2	2
Americas	128	135	110
	139	155	139
Equity-accounted investments included above	(1)	(1)	(1)
	138	154	138

The Group's revenue is mainly derived from gold income. Gold is sold through numerous traders worldwide. The Group is not economically dependent on a limited number of customers for the sale of its gold production.

2	SEGMENTAL INFORMATION CONTINUED

		Gross profit (loss)(2)
	US dollar millions	2018	2017	2016

	South Africa	21	(3)	149
	Continental Africa(1)	380	386	334
	Australasia	160	159	106
	Americas(1)	310	253	283
	Corporate and other(1)	3	2	(4)
		874	797	868
	Equity-accounted investments included above	(102)	(13)	(27)
		772	784	841

	Cost of sales
US dollar millions	2018	2017	2016
		Restated	Restated

South Africa	590	1,129	1,064
Continental Africa(1)	1,607	1,513	1,334
Australasia	622	551	542
Americas(1)	838	987	863
Corporate and other(1)	(4)	(3)	5
	3,653	4,177	3,808
Equity-accounted investments included above	(480)	(441)	(407)
	3,173	3,736	3,401

	Amortisation
US dollar millions	2018	2017	2016

South Africa	72	133	167
Continental Africa(1)	379	421	365
Australasia	149	130	126
Americas(1)	192	273	260
Other, including non-gold producing subsidiaries	3	2	5
	795	959	923
Equity-accounted investments included above	(165)	(136)	(114)
	630	823	809

	Total assets(1)(3)(4)
US dollar millions	2018	2017	2016

South Africa	1,106	1,734	1,818
Continental Africa	3,135	3,153	3,090
Australasia	888	929	804
Americas	1,286	1,258	1,273
Other, including non-gold producing subsidiaries	228	145	168
	6,643	7,219	7,153

2	SEGMENTAL INFORMATION CONTINUED

		Non-current assets(5)
	US dollar millions	2018	2017	2016

	Non-current assets considered material, by country are:

	South Africa	1,005	1,295	1,678
	Foreign entities	4,234	4,259	4,144

	DRC	1,439	1,423	1,400
	Ghana	550	533	520
	Tanzania	369	422	437
	Australia	718	764	673
	Brazil	615	632	645

	Capital expenditure
US dollar millions	2018	2017	2016

South Africa	73	150	182
Continental Africa(1)	313	409	291
Australasia	156	153	109
Americas(1)	176	234	225
Other, including non-gold producing subsidiaries	3	7	4
	721	953	811
Equity-accounted investments included above	(69)	(123)	(100)
	652	830	711

(1)	Includes equity-accounted investments.

(2)
The group's segmental profit measure is gross profit (loss), which excludes the results of associates and joint ventures. For the reconciliation of gross profit (loss) to profit before taxation, refer to the group income statement.

(3)
Total assets includes allocated goodwill of nil (2017: nil; 2016: $8m) for South Africa, $108m (2017: $119m; 2016: $110m) for Australasia and $8m (2017: $8m; 2016: $8m) for Americas (note 15). The South African segment includes assets held for sale of nil (2017: $348m; 2016: nil).

(4)
In 2018, pre-tax impairments and derecognition of assets of $98m were accounted for in South Africa (2017: $294m; 2016: $3m), Continental Africa $5m (2017: nil; 2016: nil) and the Americas $1m (2017: nil; 2016: nil).

(5)	Non-current assets exclude financial instruments and deferred tax assets.

	US dollar millions	2018	2017	2016
			Restated	Restated

3	REVENUE
	Revenue consists of the following principal categories:
	Gold income (note 2)	3,805	4,356	4,085
	By-products (note 2)	138	154	138
	Revenue from product sales	3,943	4,510	4,223

4	COST OF SALES
	Cash operating costs	2,356	2,728	2,444
	Royalties	135	116	105
	Other cash costs	14	19	24
	Total cash costs	2,505	2,863	2,573
	Retrenchment costs	4	6	14
	Rehabilitation and other non-cash costs	20	29	43
	Amortisation of tangible assets (notes 30 and 34)	625	817	789
	Amortisation of intangible assets (notes 30 and 34)	5	6	20
	Inventory change	14	15	(38)
		3,173	3,736	3,401

	US dollar millions	2018	2017	2016

5	OTHER OPERATING EXPENSES
	Care and maintenance costs (note 34)	74	62	70
	Pension and medical defined benefit provisions	10	9	25
	Governmental fiscal claims, care and maintenance of old tailings operations and other	13	17	15
		97	88	110

6	SPECIAL ITEMS
	Impairment and derecognition of assets	104	297	3
	Impairment of other investments	—	3	—
	Retrenchment and related costs	34	88	1
	Legal fees (recoveries) and other costs related to contract terminations and settlement costs	17	71	11
	Write-down of inventories	1	3	12
	Net (profit) loss on disposal of assets	20	(8)	(4)
	Royalties received	(10)	(18)	(9)
	Indirect tax expenses (recoveries)	4	2	(2)
	Repurchase premium and cost on settlement of debt facilities	—	—	30
		170	438	42

	US dollar millions	2018	2017	2016

7	FINANCE COSTS AND UNWINDING OF OBLIGATIONS

	Finance costs
	Finance costs on bonds, corporate notes, bank loans and other	128	132	148
	Amortisation of fees	7	4	4
	Finance lease charges	5	6	6
		140	142	158
	Unwinding of obligations	38	27	22
	Total finance costs and unwinding of obligations (notes 30 and 34)	178	169	180

	US dollar millions	2018	2017	2016
			Restated	Restated

8	SHARE OF ASSOCIATES AND JOINT VENTURES’ PROFIT (LOSS)

	Revenue(1)	582	454	442
	Operating costs, special items and other expenses(1)	(472)	(471)	(447)
	Net interest received (paid)	(8)	1	3
	Profit (loss) before taxation	102	(16)	(2)
	Taxation	(9)	23	7
	Profit (loss) after taxation	93	7	5
	(Impairment) impairment reversal of investments in associates	15	13	(5)
	Impairment reversal of investments in joint ventures (note 17)	14	2	11
	Share of associates and joint ventures’ profit (loss) (note 30)	122	22	11

(1)    Restated on adoption of IFRS 15.

	US dollar millions	2018	2017	2016

9	EMPLOYEE BENEFITS

	Employee benefits including Executive Directors' and Prescribed Officers' salaries and other benefits	797	1,024	918
	Health care and medical scheme costs
	- current medical expenses	39	58	51
	- defined benefit post-retirement medical expenses	9	10	10
	Pension and provident plan costs
	- defined contribution	37	53	48
	- defined benefit pension plans	—	—	15
	Retrenchment costs	30	92	16
	Share-based payment expense (note 10)	35	33	37
	Included in cost of sales, other operating expenses, special items and corporate administration, marketing and other expenses	947	1,270	1,095

10	SHARE-BASED PAYMENTS

	Equity-settled share incentive schemes
	Bonus Share Plan (BSP)	20	26	26
	Long Term Incentive Plan (LTIP)	1	(1)	7
	Other	1	1	1
		22	26	34
	Cash-settled share incentive scheme
	Cash-settled Long Term Incentive Plan (CSLTIP)	13	7	3
	Total share-based payment expense (note 9)	35	33	37

Equity schemes include the Bonus Share Plan (BSP), Long Term Incentive Plan (LTIP) and the Co-Investment Plan (CIP). A new incentive scheme, the Deferred Share Plan (DSP), has been implemented in January 2018. No allocation under the DSP has been made in 2018. There were otherwise no additional schemes introduced during 2018 and no changes to rules or practices in the existing schemes.

Bonus Share Plan (BSP)

Award date (unvested awards and awards vested during the year)	2018	2017	2016

Calculated fair value	R119.14	R152.87	R229.22
Vesting date 50%	22 Feb 2019	1 Mar 2018	1 Mar 2017
Vesting date 50%	22 Feb 2020	1 Mar 2019	1 Mar 2018
Expiry date	22 Feb 2028	1 Mar 2027	1 Mar 2026

Number of shares	2018	2017	2016

Awards outstanding at beginning of year	4,479,679	4,198,285	4,708,799
Awards granted during the year	2,492,584	1,926,549	2,103,767
Awards lapsed during the year	(359,343)	(218,601)	(204,374)
Awards exercised during the year	(2,055,001)	(1,426,554)	(2,409,907)
Awards outstanding at end of year	4,557,919	4,479,679	4,198,285
Awards exercisable at end of year	1,588,512	1,904,021	1,170,849

Long Term Incentive Plan (LTIP)

Award date (unvested awards and awards vested during the year)	2015

Calculated fair value	R129.94
Vesting date	3 Mar 2018
Expiry date	3 Mar 2025

Number of shares	2018	2017	2016

Awards outstanding at beginning of year	2,466,357	4,363,330	6,028,193
Awards lapsed during the year	(1,186,330)	(1,512,857)	(1,160,023)
Awards exercised during the year	(832,185)	(384,116)	(504,840)
Awards outstanding at end of year	447,842	2,466,357	4,363,330
Awards exercisable at end of year	447,842	455,914	320,169

Co-Investment Plan (CIP)

Number of shares	2018	2017	2016

Awards outstanding at beginning of year	95,378	97,651	145,040
Awards granted during the year	80,809	112,105	47,590
Awards lapsed during the year	(11,633)	(62,775)	(18,570)
Awards exercised during the year	(51,976)	(51,603)	(76,409)
Awards outstanding at end of year	112,578	95,378	97,651

Cash-Settled Long Term Incentive Plan (CSLTIP)

There were no changes to rules or practices within the CSLTIP scheme, and no awards during 2018.

Award date (unvested awards and awards vested during the year)	2017	2016

Closing share price at 31 December:	R128.62	R152.58
Vesting date	1 March 2020	1 March 2019

Number of units	2018	2017	2016

Share units outstanding at beginning of year	4,469,618	2,464,630	30,163
Share units granted during the year	—	2,572,437	2,537,000
Share units lapsed during the year	(611,265)	(507,597)	(100,490)
Share units exercised during the year	(42,592)	(59,852)	(2,043)
Share units outstanding at end of year	3,815,761	4,469,618	2,464,630

	US dollar millions	2018	2017	2016

11	TAXATION

	South African taxation
	Normal taxation	—	1	1
	Prior year (over) under provision	(2)	—	(3)
	Deferred taxation
	Impairment and disposal of tangible assets	(47)	(72)	—
	Other temporary differences	(34)	(62)	12
	Prior year (over) under provision	(2)	15	25
	Change in estimated deferred tax rate	(23)	31	—
		(108)	(87)	35
	Foreign taxation
	Normal taxation	243	201	246
	Prior year (over) under provision	1	(26)	(10)
	Deferred taxation
	Temporary differences	(4)	20	(65)
	Prior year (over) under provision	4	2	(17)
	Change in estimate	(7)	—	—
	Change in statutory tax rate	(1)	(2)	—
		236	195	154
		128	108	189

US dollar millions	2018	2017	2016

Reconciliation to South African statutory rate

Implied tax charge at 28%	78	(18)	75
Increase (decrease) due to:
Expenses not tax deductible(1)	29	30	27
Share of associates and joint ventures' (profit) loss	(34)	(6)	(3)
Tax rate differentials(2)	25	27	48
Exchange variations, translation and accounting adjustments	20	7	(20)
Current year tax losses not recognised (recognised) in deferred tax assets:
Obuasi mine	13	18	22
AngloGold Ashanti Holdings plc(3)	36	—	—
North America	6	—	—
Tax exempt entities:
AngloGold Ashanti Holdings plc(3)	—	31	37
Other	6	(2)	(2)
Change in planned utilisation of deferred tax assets and impact of estimated deferred tax rate change	(30)	35	2
Tax effect of disposal of Vaal River assets	(18)	—	—
Loss on realisation of loan settlement	—	—	17
Tax allowances	(3)	(3)	(9)
Impact of statutory tax rate change	(1)	(2)	—
Adjustment in respect of prior years	1	(9)	(5)
Income tax expense	128	108	189

Anglogold Ashanti has changed the tax rate reconciliation from a percentage reconciliation of the estimated corporate tax rate to a numerical reconciliation of the income tax expense and has expanded disclosure on certain line items in the reconciliation to provide more relevant information to users.

(1) Includes corporate and other costs, transfer pricing and British Virgin Isle company losses.

(2) Due to different tax rates in various jurisdictions.

(3) During 2018, AngloGold Ashanti Holdings plc changed its tax jurisdiction from the Isle of Man (taxed at 0% in 2017) to the United Kingdom (taxed at 19% in 2018).

	US dollar millions		2018	2017	2016

11	TAXATION CONTINUED

	Analysis of unrecognised deferred tax assets
	Tax losses available to be utilised against future profits
	-	utilisation required within one year	48	—	—
	-	utilisation required between one and two years	187	48	—
	-	utilisation required between two and five years	300	333	321
	-	utilisation required between five and twenty years	1,229	1,210	1,185
	-	utilisation in excess of twenty years	26	1	1
			1,790	1,592	1,507

At the statutory tax rates the unrecognised value of deferred tax assets are: $501m (2017: $470m; 2016: $477m), mainly relating to tax losses incurred in the United Kingdom, North America, Ghana and Colombia.

	US cents per share	2018	2017	2016

12	EARNINGS (LOSS) PER ORDINARY SHARE

	Basic earnings (loss) per ordinary share	32	(46)	15

The calculation of basic earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of $133m (2017: ($191m); 2016: $63m) and 417,122,155 (2017: 415,440,077; 2016: 412,585,042) shares being the weighted average number of ordinary shares in issue during the financial year.

	Diluted earnings (loss) per ordinary share	32	(46)	15

The calculation of diluted earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of $133m (2017: ($191m); 2016: $63m) and 417,379,405 (2017: 415,440,077; 2016: 414,706,400) shares being the diluted number of ordinary shares.

In calculating the basic and diluted number of ordinary shares outstanding for the year, the following were taken into consideration:

Number of shares	2018	2017	2016

Ordinary shares	411,412,947	409,265,471	407,519,542
Fully vested options and currently exercisable(1)	5,709,208	6,174,606	5,065,500
Weighted average number of shares	417,122,155	415,440,077	412,585,042
Dilutive potential of share options	257,250	—	2,121,358
Fully diluted number of ordinary shares	417,379,405	415,440,077	414,706,400

US dollar millions	2018	2017	2016

In calculating the diluted earnings (loss) attributable to equity shareholders, the following were taken into consideration:
Profit (loss) attributable to equity shareholders	133	(191)	63

(1)
Employee compensation awards are included in basic earnings per share from the date that all necessary conditions have been satisfied and it is virtually certain that shares will be issued as a result of employees exercising their options.

Headline earnings (loss)
The profit (loss) attributable to equity shareholders was adjusted by the following to arrive at headline earnings (loss):
Profit (loss) attributable to equity shareholders	133	(191)	63
Net impairment (impairment reversal) and derecognition of assets	102	298	(16)
Net (profit) loss on disposal of assets	32	(8)	4
Exchange loss on foreign currency translation reserve release	—	—	60
Taxation on items above	(47)	(72)	—
	220	27	111

	Cents

Basic headline earnings (loss) per share
The calculation of basic headline earnings (loss) per ordinary share is based on basic headline earnings (losses) of $220m (2017: $27m; 2016: $111m) and 417,122,155 (2017: 415,440,077; 2016: 412,585,042) shares being the weighted average number of ordinary shares in issue during the year.	53	6	27
Diluted headline earnings (loss) per share
The calculation of diluted headline earnings (loss) per ordinary share is based on diluted headline earnings (losses) of $220m (2017: $27m; 2016: $111m) and 417,379,405 (2017: 415,440,077; 2016: 414,706,400) shares being the weighted average number of ordinary shares in issue during the year.	53	6	27

13	DIVIDENDS

	Ordinary shares
	Dividend number 118 of 130 SA cents per share was declared on 21 February 2017 and paid on 7 April 2017 (10 US cents per share).		39
	Dividend number 119 of 70 SA cents per share was declared on 20 February 2018 and paid on 6 April 2018 (6 US cents per share).	24
		24	39

14    TANGIBLE ASSETS

US dollar millions	Mine development costs	Mine infra-structure(2)	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings(3)(4)	Total

Cost
Balance at 1 January 2016	6,282	4,432	914	5	356	78	12,067
Additions
- project capital	25	4	—	—	64	—	93
- stay-in-business capital	363	54	1	—	192	1	611
- capitalised leased assets	—	2	—	—	—	—	2
Disposals	(45)	(46)	—	—	—	—	(91)
Transfers and other movements(1)	(884)	25	—	—	(190)	—	(1,049)
Translation	202	105	4	—	28	3	342
Balance at 31 December 2016	5,943	4,576	919	5	450	82	11,975

Accumulated amortisation and impairments
Balance at 1 January 2016	4,488	2,618	862	2	29	10	8,009
Amortisation for the year	546	254	4	1	—	1	806
Impairment and derecognition of assets	1	2	—	—	—	—	3
Disposals	(43)	(43)	—	—	—	—	(86)
Transfers and other movements(1)	(964)	(70)	—	—	(3)	—	(1,037)
Translation	135	31	2	—	—	1	169
Balance at 31 December 2016	4,163	2,792	868	3	26	12	7,864
Net book value at 31 December 2016	1,780	1,784	51	2	424	70	4,111

Cost
Balance at 1 January 2017	5,943	4,576	919	5	450	82	11,975
Additions
- project capital	28	3	—	—	125	—	156
- stay-in-business capital	371	37	—	—	257	—	665
Disposals	(1)	(20)	—	—	—	—	(21)
Transfers and other movements(1)	(168)	(21)	(27)	—	(291)	1	(506)
Transfer to non-current assets and liabilities held for sale	(785)	(281)	(7)	—	(72)	(3)	(1,148)
Translation	174	88	7	—	21	3	293
Balance at 31 December 2017	5,562	4,382	892	5	490	83	11,414

Accumulated amortisation and impairments
Balance at 1 January 2017	4,163	2,792	868	3	26	12	7,864
Amortisation for the year	553	272	3	—	—	1	829
Impairment and derecognition of assets(5)	182	62	8	—	1	—	253
Disposals	(1)	(20)	—	—	—	—	(21)
Transfers and other movements(1)	(326)	(163)	(27)	—	—	—	(516)
Transfer to non-current assets and liabilities held for sale	(685)	(169)	(4)	—	(1)	—	(859)
Translation	93	22	5	—	—	2	122
Balance at 31 December 2017	3,979	2,796	853	3	26	15	7,672
Net book value at 31 December 2017	1,583	1,586	39	2	464	68	3,742

14    TANGIBLE ASSETS CONTINUED

US dollar millions	Mine development costs	Mine infra-structure(2)	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings(3)(4)	Total

Cost
Balance at 1 January 2018	5,562	4,382	892	5	490	83	11,414
Additions
- project capital	2	—	—	—	175	—	177
- stay-in-business capital	294	20	3	—	149	1	467
Disposals	(5)	(30)	—	(1)	—	(3)	(39)
Transfers and other movements(1)	60	(41)	—	—	(270)	1	(250)
Translation	(239)	(119)	(7)	—	(32)	(5)	(402)
Balance at 31 December 2018	5,674	4,212	888	4	512	77	11,367

Accumulated amortisation and impairments
Balance at 1 January 2018	3,979	2,796	853	3	26	15	7,672
Amortisation for the year	397	233	2	1	—	1	634
Impairment and derecognition of assets(5)	—	104	—	—	—	—	104
Disposals	(5)	(27)	—	(1)	—	(2)	(35)
Transfers and other movements(1)	(52)	(153)	—	—	—	—	(205)
Translation	(135)	(42)	(6)	—	1	(2)	(184)
Balance at 31 December 2018	4,184	2,911	849	3	27	12	7,986
Net book value at 31 December 2018	1,490	1,301	39	1	485	65	3,381

(1)	Transfers and other movements include amounts from deferred stripping, change in estimates of decommissioning assets, asset reclassifications and derecognition of assets.

(2)	Included in the amounts for mine infrastructure are assets held under finance leases with a net book value of $45m (2017 :$56m; 2016: $58m).

(3)	Included in the amounts for land and buildings are assets held under finance leases with a net book value of $3m (2017: $6m; 2016: $7m).

(4)	Assets of $10m (2017: $11m; 2016: $12m) have been pledged as security.

(5)	Impairment and derecognition of assets is assessed as follows:

Impairments and derecognitions of tangible assets
For the year ended 31 December, the following impairments and derecognitions of tangible assets were recognised:

US dollar millions	2018	2017
First Uranium - Mine Waste Solutions	93	13
TauTona	—	79
Kopanang	—	35
Surface Operations	1	9
Moab Khotsong	—	112
Mponeng	4	2
Obuasi	5	—
Other	1	3
	104	253

Impairment calculation assumptions as at 31 December 2018 - goodwill, tangible and intangible assets

Management assumptions for the value in use of tangible assets and goodwill include:

•
the gold price assumption represents management’s best estimate of the future price of gold. A long-term real gold price of $1,239/oz (2017: $1,240/oz) is based on a range of economic and market conditions that will exist over the remaining useful life of the assets.

Annual life of mine plans take into account the following:

•	proved and probable Ore Reserve;

•	value beyond proved and probable reserves (including exploration potential) determined using the gold price assumption referred to above;

•
In determining the impairment for each cash generating unit, the real pre-tax rate was derived from the weighted average cost of capital (WACC) using the Capital Asset Pricing Model (CAPM) to determine the required return on equity with risk factors consistent with the basis used in 2017. At 31 December 2018, the derived group WACC was 8.30% (real post-tax) which is 80 basis points higher than in 2017 of 7.50%, and is based on the industry average capital structure of the major gold companies considered to be appropriate peers. In determining the WACC for each cash generating unit, sovereign and mining risk factors are considered to determine country specific risks. In certain instances, a specific risk premium was added to large projects being undertaken or the turnaround nature of a specific mine to address uncertainties in the forecast of the cash flows;

foreign currency cash flows translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;

•	cash flows used in impairment calculations are based on life of mine plans which range from 2 years to 41 years; and

•	variable operating cash flows are increased at local Consumer Price Index rates.

Impairment of cash generating units
The group reviews and tests the carrying value of its mining assets when events or changes in circumstances suggest that the carrying amount may not be recoverable.

During June 2018, due to market conditions and a strategic decision taken to change the processing strategy of Mine Waste Solutions (MWS), whereby MWS in future will focus solely on gold recovery, the Uranium plant of the MWS cash-generating unit was fully impaired as it is unlikely to be utilised or generate future economic benefits.

During June 2017, due to a change in mine plans to restructure the South African operations, Kopanang mine, TauTona mine including Savuka section and the West Gold Plant section of the Surface operations in South Africa were fully impaired as they were not expected to generate future economic benefits.

On 19 October 2017, AngloGold Ashanti announced the sale of various assets in the Vaal River Region including the Moab Khotsong Mine and related assets (Moab) to Harmony Gold Mining Company Limited for a cash consideration of US$300m. Moab was accordingly transferred to held for sale and written down to the fair value less cost to sell.

The sales of the above mentioned assets were concluded on 28 February 2018.

In a separate announcement on 19 October 2017, AngloGold Ashanti announced the sale of its Kopanang Mine, the West Gold Plant and related infrastructure (Kopanang) to Heaven-Sent SA Sunshine Investment Company Limited for a cash consideration of R100m. Kopanang was accordingly transferred to held for sale and written down to the fair value less cost to sell.

Cash generating units with marginal headroom
Based on an analysis carried out by the group in 2018, the carrying value and value in use of the most sensitive cash generating unit (CGU) are:

US dollar millions	Carrying value	Value in use
Mponeng(1)	533	547
Kibali(2)	1,439	1,484

(1) It is estimated that a decrease of the long-term real gold price of $1,239/oz by 0.3%, would cause the receivable amount of Mponeng to equal its carrying amount. The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing are inextricably linked.

(2) Equity accounted investment, included in investments in associates and joint ventures in the statement of financial position.

15    INTANGIBLE ASSETS

US dollar millions	Goodwill	Software and licences	Royalty tax rate concession and other	Total

Cost
Balance at 1 January 2016	380	118	60	558
Additions	—	5	—	5
Transfers and other movements(1)	—	(4)	—	(4)
Translation	(1)	6	—	5
Balance at 31 December 2016	379	125	60	564
Accumulated amortisation and impairments
Balance at 1 January 2016	254	93	50	397
Amortisation for the year		16	4	20
Transfers and other movements(1)	—	(3)	—	(3)
Translation	(1)	6	—	5
Balance at 31 December 2016	253	112	54	419
Net book value at 31 December 2016	126	13	6	145
Cost
Balance at 1 January 2017	379	125	60	564
Additions	—	1	—	1
Transfer to non-current assets and liabilities held for sale	—	(17)	—	(17)
Transfers and other movements(1)	(263)	(1)	—	(264)
Translation	11	4	—	15
Balance at 31 December 2017	127	112	60	299
Accumulated amortisation and impairments
Balance at 1 January 2017	253	112	54	419
Amortisation for the year		3	3	6
Impairment	9	—	—	9
Transfer to non-current assets and liabilities held for sale	—	(15)	—	(15)
Transfers and other movements(1)	(263)	(1)	—	(264)
Translation	1	5	—	6
Balance at 31 December 2017	—	104	57	161
Net book value at 31 December 2017	127	8	3	138
Cost
Balance at 1 January 2018	127	112	60	299
Additions	—	1	—	1
Disposals	—	(2)	(1)	(3)
Transfers and other movements(1)	—	4	—	4
Translation	(11)	(7)	—	(18)
Balance at 31 December 2018	116	108	59	283
Accumulated amortisation and impairments
Balance at 1 January 2018	—	104	57	161
Amortisation for the year		3	2	5
Disposals	—	(2)	(1)	(3)
Transfers and other movements(1)	—	4	—	4
Translation	—	(7)	—	(7)
Balance at 31 December 2018	—	102	58	160
Net book value at 31 December 2018	116	6	1	123

(1)	Transfers and other movements include amounts from asset reclassifications and amounts written off.

15    INTANGIBLE ASSETS CONTINUED

Impairment calculation assumptions for goodwill

Based on an analysis carried out by the group in 2018, the carrying value and value in use of cash generating units (CGUs) with goodwill that were most sensitive is:

US dollar millions	2018
	Carrying Value	Value in use

Serra Grande	104	259

As at 31 December 2018, the recoverable amount of Serra Grande exceeded its carrying amount by $155m. The Serra Grande CGU had $8m goodwill at that date.

It is estimated that a decrease of the long-term real gold price of $1,239/oz by 15%, would cause the recoverable amount of this CGU to equal its carrying amount. The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing of goodwill are inextricably linked.

Therefore it is possible that outcomes within the next financial year that are different from the assumptions used in the impairment testing process for goodwill could require a material adjustment to the carrying amounts in future periods.

Net book value of goodwill allocated to each of the CGUs:

US dollar millions	2018	2017	2016

- Sunrise Dam	108	119	110
- First Uranium (Pty) Limited	—	—	8
- Serra Grande	8	8	8
	116	127	126

Real pre-tax discount rates applied in impairment calculations on CGUs for which the carrying amount of goodwill is significant are as follows:
- Sunrise Dam(1)	8.3%	8.3%	8.8%

Goodwill has been allocated to its respective CGU's where it is tested for impairment as part of the CGU. The group reviews and tests the carrying value of goodwill on an annual basis for impairment. The discount rates for 2018 were determined on a basis consistent with the 2017 discount rates.

(1)	The value in use of the CGU is $750m in 2018 (2017: $402m; 2016: $487m).

16    MATERIAL PARTLY-OWNED SUBSIDIARIES

Name	Non-controlling interest % holding			Country of incorporation and operation
	2018	2017	2016

Cerro Vanguardia S.A. (CVSA)	7.5	7.5	7.5	Argentina
Société AngloGold Ashanti de Guinée S.A. (Siguiri)	15.0	15.0	15.0	Republic of Guinea

Financial information of subsidiaries that have material non-controlling interests are provided below:

US dollar millions	2018	2017	2016

Profit allocated to material non-controlling interests
CVSA	9	7	6
Siguiri	8	13	11
Accumulated balances of material non-controlling interests
CVSA	14	13	15
Siguiri	32	32	28

Summarised financial information of subsidiaries is as follows. The information is based on amounts including inter-company balances.

US dollar millions	CVSA	Siguiri

Statement of profit or loss for 2018
Revenue	498	365
Profit (loss) for the year	119	56
Total comprehensive income (loss) for the year, net of tax	119	56
Attributable to non-controlling interests	9	8
Dividends paid to non-controlling interests	(7)	(8)

Statement of profit or loss for 2017
Revenue	517	489
Profit (loss) for the year	96	88
Total comprehensive income (loss) for the year, net of tax	96	88
Attributable to non-controlling interests	7	13
Dividends paid to non-controlling interests	(9)	(10)

Statement of profit or loss for 2016
Revenue	472	367
Profit (loss) for the year	81	74
Total comprehensive income (loss) for the year, net of tax	81	74
Attributable to non-controlling interests	6	11
Dividends paid to non-controlling interests	(6)	(9)

16    MATERIAL PARTLY-OWNED SUBSIDIARIES CONTINUED

US dollar millions	CVSA	Siguiri

Statement of financial position as at 31 December 2018
Non-current assets	176	257
Current assets	215	157
Non-current liabilities	(112)	(64)
Current liabilities	(78)	(137)
Total equity	201	213

Statement of financial position as at 31 December 2017
Non-current assets	193	206
Current assets	171	189
Non-current liabilities	(103)	(101)
Current liabilities	(84)	(82)
Total equity	177	212

Statement of financial position as at 31 December 2016
Non-current assets	241	174
Current assets	177	178
Non-current liabilities	(108)	(79)
Current liabilities	(107)	(85)
Total equity	203	188

Statement of cash flows for the year ended 31 December 2018
Cash inflow (outflow) from operating activities	179	84
Cash inflow (outflow) from investing activities	(36)	(96)
Cash inflow (outflow) from financing activities	(140)	(6)
Net increase (decrease) in cash and cash equivalents	3	(18)

Statement of cash flows for the year ended 31 December 2017
Cash inflow (outflow) from operating activities	189	152
Cash inflow (outflow) from investing activities	(55)	(82)
Cash inflow (outflow) from financing activities	(118)	(58)
Net increase (decrease) in cash and cash equivalents	16	12

Statement of cash flows for the year ended 31 December 2016
Cash inflow (outflow) from operating activities	110	120
Cash inflow (outflow) from investing activities	(57)	(59)
Cash inflow (outflow) from financing activities	(97)	(53)
Net increase (decrease) in cash and cash equivalents	(44)	8

17    INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

US dollar millions	2018	2017	2016

Carrying value
Investments in associates	36	36	20
Investments in joint ventures	1,492	1,471	1,428
	1,528	1,507	1,448

Detailed disclosures are provided for the years in which investments in associates and joint ventures are considered to be material.

Summarised financial information of associates is as follows:

US dollar millions	2018	2017	2016

Aggregate statement of profit or loss for associates (attributable)
Revenue	19	21	30
Operating costs and expenses	(4)	(11)	(38)
Taxation	(1)	2	(1)
Profit (loss) for the year	14	12	(9)
Total comprehensive profit (loss) for the year, net of tax	14	12	(9)

Investments in material joint ventures comprise:

Name	Effective %			Description	Country of incorporation and operation
	2018	2017	2016

Kibali Goldmines S.A.(1)	45.0	45.0	45.0	Exploration and mine development	The Democratic Republic of the Congo

(1)	AngloGold Ashanti Limited has a 50% interest in Kibali (Jersey) Limited (Kibali) which holds our effective 45% interest in Kibali Goldmines S.A.

US dollar millions	2018	2017	2016

Carrying value of joint ventures
Kibali	1,439	1,423	1,400
Immaterial joint ventures	53	48	28
	1,492	1,471	1,428
Reversal (impairment) of investments in joint ventures
Sadiola (note 8)	14	2	11

The cumulative unrecognised share of losses of the joint ventures:
Morila	8	7	9
Yatela	3	2	3

17    INVESTMENTS IN ASSOCIATES AND JOINT VENTURES CONTINUED

Summarised financial information of joint ventures is as follows (not attributable):

	Kibali
US dollar millions	2018	2017	2016

Statement of profit or loss
Revenue	1,098	755	709
Other operating costs and expenses	(539)	(530)	(471)
Amortisation of tangible and intangible assets	(330)	(264)	(211)
Finance costs and unwinding of obligations	(4)	(5)	(5)
Interest received	3	4	5
Taxation	(16)	54	23
Profit for the year	212	14	50
Total comprehensive income for the year, net of tax	212	14	50
Dividends received from joint ventures (attributable)	89	—	30

Statement of financial position
Non-current assets	2,659	2,834	2,805
Current assets	205	166	179
Cash and cash equivalents	124	3	19
Total assets	2,988	3,003	3,003

Non-current financial liabilities	29	41	47
Other non-current liabilities	24	23	32
Current financial liabilities	11	7	10
Other current liabilities	64	107	133
Total liabilities	128	178	222

Net assets	2,860	2,825	2,781
Group's share of net assets	1,430	1,413	1,391
Other	9	10	9
Carrying amount of interest in joint ventures	1,439	1,423	1,400

US dollar millions	2018	2017	2016

Aggregate statement of profit or loss for immaterial joint ventures (attributable)
Revenue	112	113	114
Other operating costs and expenses	(92)	(94)	(95)
Amortisation of tangible and intangible assets	(15)	(16)	(18)
Taxation	(2)	(2)	(3)
Profit (loss) for the year	3	1	(2)
Total comprehensive income (loss) for the year, net of tax	3	1	(2)

	US dollar millions	2018	2017	2016

18	OTHER INVESTMENTS

	Listed investments(1)

	Equity investments at fair value though profit and loss (FVTPL)
	Balance at beginning of year	26
	Additions	2
	Disposals	(2)
	Fair value adjustments	(3)
	Translation	(4)
	Balance at end of year	19

	Equity investments at fair value though OCI (FVTOCI)
	Balance at beginning of year	47
	Additions	13
	Disposals	(7)
	Fair value adjustments	10
	Balance at end of year	63

The group reclassified its listed investments as FVTPL and FVTOCI on adoption of IFRS 9 on 1 January 2018. The fair value of available-for-sale investments as at 31 December 2017 amounted to $73m (2016: $46m).

	The non-current equity investments consist of ordinary shares and collective investment schemes and primarily comprise:
	International Tower Hill Mines Limited (ITH)	—	7	9
	Corvus Gold Corporation	43	25	7
	Various listed investments held by Environmental Rehabilitation Trust Fund	16	22	18
	Pure Gold Mining	18	11	8
	Other	5	8	4
		82	73	46

	Investments at amortised cost	12	4	6

	The amortised cost investment consists of government bonds held by the Environmental Rehabilitation Trust Fund administered by Ashburton Investments.

	Current investments
	Listed investments - FVTOCI	6	7	5

	Book value of listed investments	100	84	57

	Non-current assets
	Unlisted investments
	Balance at beginning of year	54	73	57
	Additions	48	81	66
	Maturities	(45)	(73)	(58)
	Transfer to non-current assets and liabilities held for sale	—	(32)	—
	Other	(2)	—	1
	Translation	(8)	5	7
	Balance at end of year	47	54	73

	US dollar millions	2018	2017	2016

18	OTHER INVESTMENTS CONTINUED

	The unlisted investments include:

	Negotiable Certificates of Deposit - Environmental Rehabilitation Trust Fund administered by Ashburton Investments.	46	53	69
	Other	1	1	4
		47	54	73

	Book value of unlisted investments	47	54	73

	Non current investments	141	131	125
	Total book value of other investments	147	138	130

(1)
The group’s listed equity investments are susceptible to market price risk arising from uncertainties about the future values of the investments. At the reporting date, the majority of equity investments were listed on the Toronto Stock Exchange and the JSE.

19	INVENTORIES

	Non-current
	Raw materials - ore stockpiles	106	100	84

	Current
	Raw materials
	- ore stockpiles	251	261	233
	- heap-leach inventory	3	5	3
	Work in progress
	- metals in process	44	58	77
	Finished goods
	- gold doré/bullion	57	59	60
	- by-products	—	5	4
	Total metal inventories	355	388	377
	Mine operating supplies	297	295	295
		652	683	672

	Total inventories(1)	758	783	756

(1)
The amount of the write-down of ore stockpiles, metals in process, by-products and mine operating supplies to net realisable value, and recognised as an expense in special items and cost of sales is $19m (2017: $17m; 2016: $30m).

	US dollar millions	2018	2017	2016

20	TRADE, OTHER RECEIVABLES AND OTHER ASSETS

	Non-current
	Prepayments	18	17	9
	Recoverable tax, rebates, levies and duties	84	50	25
		102	67	34

	Current
	Trade and loan receivables	33	27	35
	Prepayments	42	62	85
	Recoverable tax, rebates, levies and duties	116	127	124
	Other receivables	18	6	11
		209	222	255

	Total trade, other receivables and other assets	311	289	289

	Current trade and loan receivables are generally on terms less than 90 days.

	At 31 December 2018 trade receivables of $2m have been pledged as security.

There is a concentration of risk in respect of amounts due from Revenue Authorities for recoverable tax, rebates, levies and duties from subsidiaries in the Continental Africa segment. These values are summarised as follows:

	Recoverable value added tax	126	106	61
	Recoverable fuel duties	41	38	39
	Appeal deposits	10	10	8

Geita Gold Mine (GGM) in Tanzania net indirect tax receivables balance increased by $17m to $84m (2017: $67m).

No refunds were received in cash in the current year, however claims relating to periods pre July 2017 totalling $33m have been offset against provisional corporate tax payments in 2018 in accordance with legislation. These amounts were set off against VAT claims that have been certified by an external advisor and verified by the Tanzania Revenue Authority (“TRA”). We requested that the TRA formally acknowledge the set off. The TRA has not responded to our request. We believe that due process has been correctly followed in respect of the set off. Given that GGM believes the $33m claims have been correctly set off pursuant to the Tanzanian law, no provision has been established for the amounts that have been set off.

An amendment, effective 20 July 2017, to Tanzania's mining legislation included an amendment to the Value Added Tax Act, 2014 (No. 5) ("2015 VAT Act) to the effect that no input tax credit can be claimed for the exportation of “raw minerals”. The VAT Act does not expressly include a definition of “raw minerals”, the term is further not defined in the Mining Act of 2010. GGM has received notices from the TRA that they are not eligible for VAT relief from July 2017 onwards on the basis that all production constitutes “raw minerals” for this purpose.

The basis for dispute of the disqualifications is on the interpretation of the legislation. We have disputed this interpretation of the legislation as a matter of Tanzanian law. Gold bearing ore is mined from the open pit and underground mining operations, where it is further crushed and milled to maximise the gold recovery process, producing gold doré exceeding 80% purity as well as beneficiated products (concentrate). On this basis the mined doré and concentrate do not constitute “raw minerals” and accordingly the VAT claims are valid. We have obtained legal opinion that supports our view that doré does not constitute a “raw mineral”.

The total VAT claims submitted since July 2017 amount to $82.7m (of the total, $56.4m of claims were submitted in 2018). All disqualifications received from the TRA have been objected to in accordance with the provisions and timeframes set out in the Tax Administration Act, 2015 (No. 10).

21	CASH RESTRICTED FOR USE

	Non-current	35	37	36

	Current
	Cash restricted by prudential solvency requirements and other	24	18	16
	Cash balances held by the Tropicana - joint operation	7	10	3
		31	28	19

	Total cash restricted for use (note 33 and 34)	66	65	55

22	CASH AND CASH EQUIVALENTS

	Cash and deposits on call	312	170	167
	Money market instruments	17	35	48
	Total cash and cash equivalents (notes 33 and 34)	329	205	215

23	SHARE CAPITAL AND PREMIUM

	Share capital
	Authorised
	600,000,000 ordinary shares of 25 SA cents each	23	23	23
	2,000,000 A redeemable preference shares of 50 SA cents each	—	—	—
	5,000,000 B redeemable preference shares of 1 SA cent each	—	—	—
	30,000,000 C redeemable preference shares of no par value	—	—	—
		23	23	23

	Issued and fully paid
	412,769,980 (2017: 410,054,615; 2016: 408,223,760) ordinary shares of 25 SA cents each	16	16	16
	2,000,000 A redeemable preference shares of 50 SA cents each	—	—	—
	778,896 B redeemable preference shares of 1 SA cent each	—	—	—
		16	16	16
	Treasury shares held within the group: 2,778,896 A and B redeemable preference shares	—	—	—
		16	16	16

	Share premium
	Balance at beginning of year	7,171	7,145	7,103
	Ordinary shares issued	37	26	42
		7,208	7,171	7,145

	Less: held within the group
	Redeemable preference shares	(53)	(53)	(53)
	Balance at end of year	7,155	7,118	7,092

	Share capital and premium	7,171	7,134	7,108

The rights and restrictions applicable to the A, B and C redeemable preference shares were unchanged during 2018. The group has started with a process to cancel all redeemable preference shares.

	US dollar millions	2018	2017	2016

24	BORROWINGS

	Unsecured

	Debt carried at amortised cost
	Rated bonds - issued July 2012	761	759	758
	Semi-annual coupons are paid at 5.125% per annum. The bonds were issued on 30 July 2012, are repayable on 1 August 2022 and are US dollar-based.

	Rated bonds - issued April 2010	1,002	1,001	1,000

Semi-annual coupons are paid at 5.375% per annum on $700m 10-year bonds and at 6.5% per annum on $300m 30-year bonds. The $700m bonds are repayable in April 2020 and the $300m bonds are repayable in April 2040. The bonds are US dollar-based.

	Syndicated revolving credit facility ($1bn)	—	32	45
	The facility was issued on 17 July 2014 and cancelled during October 2018. Replaced with a new $1.4bn multi-currency facility. The new facility is undrawn.

	Syndicated revolving credit facility (A$500m)	—	163	168
	The loan was cancelled in October 2018 and replaced by a $1.4bn multi-currency facility which is capped at A$500m. The new facility is undrawn.

	Syndicated loan facility (R1.5bn)	—	—	88
	The facility was issued on 3 December 2013 and was settled on 12 December 2017.

	Syndicated revolving credit facility (R2.5bn)	—	56	—

Quarterly interest paid at JIBAR plus 1.8% per annum. The facility was issued on 12 December 2017 and is available until 12 December 2021, with the option on application to extend for another year. The loan is SA rand-based.

	Syndicated loan facility (R1.4bn)	28	81	—
	Quarterly interest paid at JIBAR plus 1.65% per annum. The facility was issued on 7 July 2015 and is available until 7 July 2020. The loan is SA rand-based.

	Syndicated loan facility (R1bn)	35	81	—

Quarterly interest paid at JIBAR plus 1.3% per annum. The facility was issued on 3 November 2017 and is available until 3 November 2021, with the option on application to extend for another year. The loan is SA rand-based.

	Revolving Credit Facilities ($100m)(1)(2)	103	16	41
	Various loans with interest rates ranging from 6.2% to 8% above LIBOR. The facilities were issued on 23 August 2016 and are available until 23 August 2019 and are US dollar-based.

	Geita revolving credit facility ($115m)(1)	60	—	—

Multi-currency RCF consisting of Tanzanian shilling component which is capped at the equivalent of US$45m. This component bears interest at 12.5%. The remaining USD component of the facility bears interest at LIBOR plus 6.7%. The facility matures on 6 April 2021.

	Other	—	1	1
	Interest charged at various rates from 2.5% plus delta exchange rate on individual instalments per annum to 4.5% per annum. Repayments terminate in June 2023. All loans are Brazilian real-based.

	The loans are subject to debt covenant arrangements for which no default event occurred.

	US dollar millions	2018	2017	2016

24	BORROWINGS CONTINUED

	Secured
	Finance leases
	Turbine Square Two (Pty) Limited	9	15	15

The lease is capitalised at an implied interest rate of 9.8% per annum. Lease payments are due in monthly instalments terminating in March 2022 and are SA rand-based. The building financed is used as security for these loans.

	Australian Gas Pipeline	48	58	57

The contract with the supplier of gas contains embedded leases which have been determined to bear interest at an average of 6.75% per annum. The embedded leases commenced in November and December 2015 and are for a 10 and 12 year duration, respectively. The leases are repayable in monthly instalments and are Australian dollar-based. The equipment related to the embedded leases is used as security for these loans.

	Other	4	5	5
	Various loans with interest rates ranging from 2.5% to 14.7% per annum. These loans are repayable from 2016 to 2041. Some of these loans are secured by the financed assets.

	Total borrowings (note 34)	2,050	2,268	2,178
	Current portion of borrowings	(139)	(38)	(34)
	Total non-current borrowings	1,911	2,230	2,144

	Amounts falling due
	Within one year(1)(2)	139	38	34
	Between one and two years	734	219	170
	Between two and five years	860	1,687	902
	After five years	317	324	1,072
	(note 34)	2,050	2,268	2,178

(1) On 29 January 2019 $35m of this facility was combined with the Geita RCF $115m and will be transferred to non- current borrowings during the next reporting period as the new facility is due on 6 April 2021.
(2) On 27 February 2019 the remaining portion of the $65m was renewed for a further three years, maturing 27 February 2022.

	US dollar millions	2018	2017	2016

24	BORROWINGS CONTINUED

	Currency
	The currencies in which the borrowings are denominated are as follows:
	US dollar	1,896	1,807	1,844
	Australian dollar	48	221	225
	SA rand	75	237	106
	Tanzanian shillings	29	—	—
	Brazilian real	2	3	3
	(notes 33 and 34)	2,050	2,268	2,178

	Undrawn facilities
	Undrawn borrowing facilities as at 31 December are as follows:
	Syndicated revolving credit facility ($1bn) - US dollar	—	965	950
	Syndicated revolving credit facility (A$500m) - Australian dollar	—	226	191
	Syndicated revolving credit facility (R1.5bn) - SA rand	—	—	21
	Syndicated revolving credit facility (R2.5bn) - SA rand	174	146	—
	Syndicated revolving credit facility (R1.4bn) - SA rand	70	32	102
	FirstRand Bank Limited (R750m) - SA rand	52	61	37
	Revolving credit facilities ($100m) - US dollar	—	85	60
	Revolving credit facility (R1bn) - SA rand	35	—	—
	Multi-currency syndicated revolving credit facility ($1.4bn) - US Dollar	1,400	—	—
	Revolving credit facility - $115m	57	—	—
		1,788	1,515	1,361

	Change in liabilities arising from financing activities:
	Reconciliation of total borrowings
	A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:
	Opening balance	2,268	2,178	2,737
	Proceeds from borrowings	753	815	787
	Repayment of borrowings	(967)	(767)	(1,333)
	Finance costs paid on borrowings	(117)	(125)	(159)
	Interest charged to the income statement	127	130	145
	Fair value adjustments on issued bonds	—	—	(9)
	Translation	(14)	37	10
	Closing balance	2,050	2,268	2,178
	Reconciliation of finance costs paid:
	A reconciliation of the finance cost paid included in the statement of cash flows is set out in the following table:
	Finance costs paid on borrowings	117	125	159
	Commitment fees, environmental guarantees fees and other borrowing costs	13	13	13
	Total finance costs paid	130	138	172

	US dollar millions	2018	2017	2016

25	ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS

	Environmental rehabilitation obligations

	Provision for decommissioning
	Balance at beginning of year	286	279	272
	Charge to income statement	1	2	—
	Change in estimates(1)	(47)	4	(12)
	Unwinding of decommissioning obligation	12	12	12
	Transfer to non-current assets and liabilities held for sale	—	(20)	—
	Utilised during the year	(1)	(2)	(2)
	Translation	(14)	11	9
	Balance at end of year	237	286	279

	Provision for restoration
	Balance at beginning of year	409	426	411
	Charge to income statement	2	8	10
	Change in estimates(1)	(28)	(17)	(2)
	Unwinding of restoration obligation	12	10	8
	Transfer to non-current assets and liabilities held for sale	—	(3)	—
	Transfer to current portion	—	(17)	—
	Utilised during the year	(3)	(4)	(3)
	Translation	(7)	6	2
	Balance at end of year	385	409	426

	Other provisions(2)(3)
	Balance at beginning of year	247	172	164
	Charge to income statement	24	17	11
	Change in estimates	18	15	5
	Additions	—	64	—
	Transfer to trade and other payables	(26)	(6)	(2)
	Unwinding of other provisions	7	1	1
	Utilised during the year	(35)	(35)	(30)
	Translation	(30)	19	23
	Balance at end of year	205	247	172

	Total environmental rehabilitation and other provisions	827	942	877

(1)
The change in estimates is attributable to changes in discount rates due to changes in global economic assumptions and changes in mine plans resulting in a change in cash flows and changes in design of tailings storage facilities and in methodology following requests from the environmental regulatory authorities. These provisions are expected to unwind beyond the end of the life of mine.

(2)
Other provisions include the following significant item: Chemwes (Pty) Limited, a subsidiary of First Uranium (Pty) Limited acquired by AngloGold Ashanti Limited during 2012, agreed to sell 25% of its production, capped at 312,500oz from 1 January 2012, to Franco-Nevada (Barbados) Corporation. Franco Nevada is required to pay $400/oz which inflates at 1% compounded annually from 2013. These factors were considered in determining the commodity contract obligation. The provision is calculated as the present value of the portion which is deemed onerous in light of the current market conditions using a gold forward for the duration of the contract of $1,283/oz (2017: $1,303/oz; 2016: $1,152/oz). As at 31 December 2018 the remaining production due to Franco Nevada is 144,517oz (2017: 170,435oz; 2016: 197,528oz).

(3)	Other provisions include the long-term provision for the silicosis class action litigation of $47m, the short-term portion of $16m has been included in trade and other payables.

26    PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS

US dollar millions	2018	2017	2016

Defined benefit plans
The retirement schemes consist of the following:
Post-retirement medical scheme for AngloGold Ashanti's South African employees	93	114	109
Other defined benefit plans	7	8	9
	100	122	118

Post-retirement medical scheme for AngloGold Ashanti's South African employees
The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.

The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December 2018.

Information with respect to the defined benefit liability is as follows:
Benefit obligation
Balance at beginning of year	115	109	97
Interest cost	9	10	10
Benefits paid	(10)	(9)	(8)
Actuarial (gain) loss	(5)	(8)	(2)
Translation	(16)	13	12
Balance at end of year	93	115	109
Less: transfer to non-current assets and liabilities held for sale	—	(1)	—
Net amount recognised	93	114	109

Components of net periodic benefit cost
Interest cost	9	10	10
Net periodic benefit cost	9	10	10

Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate	9.57%	9.29%	9.31%
Expected increase in health care costs	7.35%	7.75%	8.30%

Assumed health care cost trend rates at 31 December:
Health care cost trend assumed for next year	7.35%	7.75%	8.30%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	7.35%	7.75%	8.30%

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:
Effect on total service and interest cost - 1% point increase	1	1	1
Effect on post-retirement benefit obligation - 1% point increase	7	10	10

Effect on total service and interest cost - 1% point decrease	(1)	(1)	(1)
Effect on post-retirement benefit obligation 1% point decrease	(7)	(8)	(9)

	US dollar millions	2018	2017	2016

26	PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS CONTINUED

	Post-retirement medical scheme for AngloGold Ashanti's South African employees CONTINUED

	Cash flows
	Contributions
	AngloGold Ashanti Limited expects to contribute $9m to the post-retirement medical plan in 2019.

	Estimated future benefit payments
	The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
	2019	9
	2020	9
	2021	9
	2022	9
	2023	9
	Thereafter	48

27	DEFERRED TAXATION

	Deferred taxation relating to temporary differences is made up as follows:
	Liabilities
	Tangible assets	521	604	730
	Inventories	37	33	31
	Other	5	15	10
		563	652	771

	Assets
	Provisions	218	229	245
	Tax losses	24	60	31
	Other	6	4	3
		248	293	279

	Net deferred taxation liability	315	359	492

	Included in the statement of financial position as follows:
	Deferred tax assets	—	4	4
	Deferred tax liabilities	315	363	496
	Net deferred taxation liability	315	359	492

	The movement on the deferred tax balance is as follows:
	Balance at beginning of year	359	492	513
	Taxation of items included in income statement	(30)	(68)	(45)
	Taxation on items included in other comprehensive income	5	(6)	2
	Transfer to non-current assets and liabilities held for sale	—	(73)	—
	Translation	(19)	14	22
	Balance at end of year	315	359	492

Provision has been made for South African income tax or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures, where the group is able to assert that the undistributed earnings are not permanently reinvested. In all other cases, the foreign subsidiaries reinvest the undistributed earnings into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. Unrecognised taxable temporary differences pertaining to undistributed earnings totalled $413m (2017: $384m; 2016: $366m).

	US dollar millions	2018	2017	2016

28	TRADE, OTHER PAYABLES AND DEFERRED INCOME

	Non-current	3	3	4

	Current
	Trade payables	350	358	381
	Accruals and deferred income(1)	186	228	206
	Short-term provisions	20	22	—
	Derivatives	9	—	—
	Other payables	29	30	28
		594	638	615

	Total trade, other payables and deferred income	597	641	619
	Current trade and other payables are non-interest bearing and are normally settled within 60 days.
(1) Includes accrual for silicosis of $16m in 2018.

29	TAXATION

	Balance at beginning of year	50	97	64
	Refunds during the year	5	14	12
	Payments during the year	(171)	(174)	(165)
	Taxation of items included in the income statement	242	190	234
	Offset of VAT and other taxes	(63)	(78)	(47)
	Translation	(9)	1	(1)
	Balance at end of year	54	50	97

	Included in the statement of financial position as follows:
	Taxation asset included in trade, other receivables and other assets	(6)	(3)	(14)
	Taxation liability	60	53	111
		54	50	97

30	CASH GENERATED FROM OPERATIONS

	Profit (loss) before taxation	278	(63)	269
	Adjusted for:
	Movement on non-hedge derivatives and other commodity contracts	3	(10)	(19)
	Amortisation of tangible assets (note 4)	625	817	789
	Finance costs and unwinding of obligations (note 7)	178	169	180
	Environmental, rehabilitation and other expenditure	(35)	(30)	(13)
	Special items	106	394	44
	Amortisation of intangible assets (notes 4 and 15)	5	6	20
	Fair value adjustments	3	—	(9)
	Interest received	(17)	(15)	(22)
	Share of associates and joint ventures' (profit) loss (note 8)	(122)	(22)	(11)
	Exchange loss on foreign currency reserve release	—	—	60
	Other non-cash movements	39	61	90
	Movements in working capital	(131)	(156)	(76)
		932	1,151	1,302

	Movements in working capital:
	(Increase) decrease in inventories	(9)	(67)	(48)
	(Increase) decrease in trade, other receivables and other assets	(72)	(86)	(131)
	Increase (decrease) in trade, other payables and deferred income	(50)	(3)	103
		(131)	(156)	(76)

	US dollar millions	2018	2017	2016

31	RELATED PARTIES

	Material related party transactions were as follows (not attributable):

	Sales and services rendered to related parties
	Joint ventures	10	12	16

	Purchases and services acquired from related parties
	Associates	19	16	15
	Joint ventures	—	3	6

	Outstanding balances arising from sale of goods and services due by related parties
	Associates	19	7	—
	Joint ventures	—	2	8

	Amounts owed to/due by related parties above are unsecured and non-interest bearing.

	Loans advanced to joint ventures and associates

	Loans advanced to associates and joint ventures are included in the carrying value of investments in associates and joint ventures (note 17).

Executive contracts
All members of the Executive Committee have permanent employment contracts which entitle them to standard group benefits as defined by their specific region and participation in the company’s short-term incentive scheme, the Bonus Share Plan (BSP), and the Long Term Incentive Plan (LTIP). All recently updated Executive Committee contracts include details on participation in the Co-Investment Plan (CIP).

South African executives have an off-shore retainer which is detailed under a separate contract. This reflects the percentage of their time focused on offshore business requirements. The offshore pay has been increased to a maximum cap of 40% of base pay due to a review of the amount of time spent outside South Africa on the offshore responsibilities of each executive team member. Where practical the offshore portion is now pensionable.

The executive contracts are reviewed annually and currently continue to include a change of control provision. The change of control is subject to the following triggers:

•	The acquisition of all or part of AngloGold Ashanti; or

•	A number of shareholders holding less than 35% of the company’s issued share capital consorting to gain a majority of the board and make management decisions; and

•	The contracts of Executive Committee members are either terminated or their role and employment conditions are curtailed.

In the event of a change of control becoming effective, the executive will in certain circumstances be subject to both the notice period and the change of control contract terms. The notice period applied per category of executive and the change of control periods as at 31 December 2018 were as follows:

Executive Committee member	Notice Period	Change of control

CEO	12 months	12 months
CFO	6 months	6 months
EXCO	6 months	6 months

31    RELATED PARTIES CONTINUED

Directors and other key management personnel

Executive Directors’ and Prescribed Officers’ remuneration

The table below summarises remuneration of Executive Directors and Prescribed Officers. It comprises an overview of all the pay elements available to the executive management team for the year ended 31 December 2018.

	Salary	Performance related payments(4)	Pension scheme benefits	Other benefits and encashed leave(3)	Total salary and benefits (IFRS)	Pre-tax gains on share awards exercised	Total	Total
	SA Rands							US Dollars
Figures in thousands	2018							2018(6)	2017(6)	2016(6)

Executive Directors
KPM Dushnisky(1)(2)	5,740	6,529	1,421	16,022	29,712	—	29,712	2,243	—	—
KC Ramon	8,692	8,187	725	1,162	18,766	—	18,766	1,417	1,157	947
S Venkatakrishnan(5)	8,995	—	2,275	4,218	15,488	55,278	70,766	5,342	2,134	1,832
Total Executive Directors	23,427	14,716	4,421	21,402	63,966	55,278	119,244	9,002	3,291	2,779

Prescribed Officers
CE Carter	9,557	8,050	1,381	985	19,973	9,628	29,601	2,235	1,887	1,535
GJ Ehm	8,693	7,019	248	694	16,654	13,874	30,528	2,304	1,449	1,693
L Eybers	7,946	6,549	248	1,369	16,112	—	16,112	1,216	1,051	—
DC Noko	7,014	5,751	658	406	13,829	22,132	35,961	2,715	938	961
ME Sanz Perez	6,953	5,730	869	150	13,702	—	13,702	1,034	885	1,640
CB Sheppard	7,415	6,080	696	389	14,580	—	14,580	1,101	862	721
TR Sibisi	6,347	5,416	793	114	12,670	—	12,670	957	711	541
Total Prescribed Officers	53,925	44,595	4,893	4,107	107,520	45,634	153,154	11,562	7,783	7,091

Total Executive Directors' and Prescribed Officers' remuneration	77,352	59,311	9,314	25,509	171,486	100,912	272,398	20,564	11,074	9,870

(1)
All salary payments (including salary, performance related payments, pension and other benefits) for KPM Dushnisky are pro-rated in accordance with his start date (1 September 2018 - 31 December 2018).

(2)
Other benefits for KPM Dushnisky represent a cash sign on award of $1.2m accrued in 2018, payable as follows: $0.8m upon engagement and $0.4m in January 2019. Full details of total cash and share sign on awards are included below.

(3)
Other benefits include health care, pension allowance, cash in lieu of dividends, vested CIP match awards, group personal accident, disability and funeral cover. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.

(4)	Represents the DSP cash portion; calculated on the financial year's results; and payable in the 2019 financial year.

(5)	Includes remuneration and pre-tax gains on share awards for S Venkatakrishnan up to resignation date 30 August 2018.

(6)	Convenience conversion to USD at the year-to-date average exchange rate of $1:R13.25 (2017: $1:R13.30; 2016: $1:R14.68)

Subsequent to year end, up to 19 March 2019, the following awards / options were exercised by Executive Directors and Prescribed Officers: Charles Carter exercised a total of 43,236 awards for a pre-tax gain of $610,240 and Chris Sheppard exercised 79,268 awards for a pre-tax gain of $1,127,973.

While the company has endeavoured to comply with single figure reporting principles as recommended by King IV, we consider that disclosing remuneration consistent with prior years provides greater transparency, insight and usefulness for users of the Integrated Report and Annual Financial Statements, especially since the company is in transition to a new incentive scheme.

Details of the share incentive scheme awards are included below.

31    RELATED PARTIES CONTINUED

Directors and other key management personnel CONTINUED

BSP awards

	Balance at 1 January 2018	Granted during 2018	Exercised during 2018	Lapsed during 2018	Balance at 31 December 2018(1)	Vested balance at 31 December 2018(1)	Pre-tax gains on awards exercised during 2018 USD'000(2)(3)	Closing indicative fair value of Balance at 31 December 2018 USD'000(4)

Executive Directors
KC Ramon	89,825	55,634	—	—	145,459	68,386	—	1,675
S Venkatakrishnan	331,742	101,217	295,683	137,276	—	—	2,470	—
Total Executive Directors	421,567	156,851	295,683	137,276	145,459	68,386	2,470	1,675
Prescribed Officers
CE Carter	56,933	47,873	37,633	—	67,173	—	305	774
GJ Ehm	117,164	45,993	21,882	—	141,275	78,492	185	1,627
L Eybers	36,959	44,575	—	—	81,534	27,908	—	939
DC Noko	101,548	38,718	87,735	—	52,531	—	901	605
ME Sanz Perez	67,902	38,143	—	—	106,045	53,203	—	1,221
CB Sheppard	39,357	40,931	—	—	80,288	24,754	—	925
TR Sibisi	23,621	35,410	—	—	59,031	11,810	—	680
Total Prescribed Officers	443,484	291,643	147,250	—	587,877	196,167	1,391	6,771

(1)	Vested awards not yet exercised are included in "Balance at 31 December 2018". The “Balance at 31 December 2018” includes unvested awards as well as vested awards not yet exercised.

(2)	Represents the actual pre-tax gains on date of exercise, converted to USD at the convenience year-to-date average exchange rate of $1:R13.25.

(3)	Pre-tax gains on awards exercised included in the 2018 remuneration table.

(4)	Represents the indicative fair value of closing share balance, at the JSE year end VWAP price converted to USD at the December closing exchange rate of $1:R14.35.

The last BSP awards were granted in 2018. No further BSP share awards will be granted as the Company is transitioning to the new DSP. The BSP 2018 cash portion of the scheme, paid in February 2018, was included in the 2017 remuneration table, while pre-tax gains on BSP 2018 share awards will be included in future remuneration tables when vested shares are exercised. BSP share awards vest at 100% over two years, with 50% vesting 12 months after the date of grant and the remaining 50% vesting 24 months after the date of grant.

LTIP awards

	Balance at 1 January 2018	Exercised during 2018	Lapsed during 2018	Balance at 31 December 2018(1)(2)	Vested balance at 31 December 2018(2)	Pre-tax gains on awards exercised during 2018 USD'000(3)(4)	Closing indicative fair value of Balance at 31 December 2018 USD'000(5)

Executive Directors
KC Ramon	358,334	—	67,590	290,744	60,149	—	3,348
S Venkatakrishnan	634,782	203,786	430,996	—	—	1,703	—
Total Executive Directors	993,116	203,786	498,586	290,744	60,149	1,703	3,348
Prescribed Officers
CE Carter	352,962	50,219	72,148	230,595	—	422	2,655
GJ Ehm	387,556	86,659	70,302	230,595	—	862	2,655
L Eybers	146,061	—	14,492	131,569	14,034	—	1,515
DC Noko	339,221	75,041	55,330	208,850	—	770	2,405
ME Sanz Perez	332,634	—	55,090	277,544	69,081	—	3,196
CB Sheppard	231,328	—	10,260	221,068	7,140	—	2,546
TR Sibisi	195,971	—	—	195,971	—	—	2,257
Total Prescribed Officers	1,985,733	211,919	277,622	1,496,192	90,255	2,054	17,229

(1)
Represents the total long term incentive awards (including cash settled awards for 2016 and 2017). The “Balance at 31 December 2018” includes unvested awards as well as vested awards not yet exercised.

(2)	Vested awards are included in "Balance at 31 December 2018".

(3)	Represents the actual pre-tax gains on date of exercise, converted to USD at the convenience year-to-date average exchange rate of $1:R13.25.

(4)	Pre-tax gains on awards exercised are included in the 2018 remuneration table.

(5)	Represents the indicative fair value of closing share balance, at the JSE year end VWAP price converted to USD at the December closing exchange rate of $1:R14.35.

The last LTIP awards were granted in 2017, i.e. cash-settled LTIP 2017. No further LTIP awards will be issued as the Company is transitioning to the new DSP. Cash-settled LTIP 2016 awards vested in March 2019 at 47.3%, while cash-settled LTIP 2017 awards will vest in March 2020, based on the actual vesting percentage achieved at the time. Pre-tax gains on vested awards exercised are included in remuneration tables in the years exercises occur.

31    RELATED PARTIES CONTINUED

Directors and other key management personnel CONTINUED

CIP matched awards

	Balance at 1 January 2018	Granted during 2018	Vested and exercised during 2018(1)	Lapsed during 2018	Balance at 31 December 2018(1)	Closing indicative fair value of balance at 31 December 2018 USD'000(2)

Executive Directors
KC Ramon	17,817	16,950	11,497	—	23,270	268
S Venkatakrishnan	23,265	—	11,632	11,633	—	—
Total Executive Directors	41,082	16,950	23,129	11,633	23,270	268
Prescribed Officers
CE Carter	1,897	—	948	—	949	11
GJ Ehm	9,000	12,000	4,500	—	16,500	190
L Eybers	7,218	13,179	3,609	—	16,788	193
DC Noko	12,929	10,606	8,165	—	15,370	177
ME Sanz Perez	9,109	11,484	4,554	—	16,039	185
CB Sheppard	8,016	10,350	4,008	—	14,358	165
TR Sibisi	6,127	6,240	3,063	—	9,304	107
Total Prescribed Officers	54,296	63,859	28,847	—	89,308	1,028

(1)	Vested CIP matched awards are included in the remuneration table as part of "Other benefits and encashed leave". The “Balance at 31 December 2018” includes unvested awards only.

(2)	Represents the indicative fair value of closing share balance, at the JSE year end VWAP price converted to USD at the December closing exchange rate of $1:R14.35.

DSP awards

Subsequent to year end and up to the date of this report, the following DSP awards were granted to executive directors and prescribed officers:

	Awards granted (unvested)	Indicative fair value of unvested awards based on grant date price USD'000(1)

Executive Directors
KPM Dushnisky	67,742	965
KC Ramon	89,782	1,279
Total Executive Directors	157,524	2,244
Prescribed Officers
CE Carter	98,451	1,402
GJ Ehm	82,037	1,169
L Eybers	77,380	1,102
DC Noko	67,548	962
ME Sanz Perez	67,712	965
CB Sheppard	71,409	1,017
TR Sibisi	63,424	903
Total Prescribed Officers	527,961	7,521

(1)	Represents the indicative fair value of unvested awards based on the grant date share price of R204.42 converted to USD at the December closing exchange rate of $1:R14.35.

The DSP, which replaces all previous short-term and long-term incentive plans was implemented in 2018. The DSP 2019 cash portion of the scheme, paid in February 2019, was included in “Performance related payments” in the 2018 remuneration table. The table above reflects the DSP 2019 share awards granted in February 2019. These shares will vest in equal annual portions over five years from 2020 to 2024.

Special on-boarding incentives

The following table shows special once-off on-boarding incentives (cash and shares) awarded to KPM Dushnisky upon joining the company:

			USD '000
Total cash sign-on incentive
Upon engagement - 1 September 2018(1)			800
1 January 2019(1)			400
1 January 2020(2)			1,000
			2,200

	Number of shares	USD'000	Closing indicative fair value of awards at 31 December 2018 USD '000(4)
Total share sign-on incentive
January 2019(3)(5)	175,877	1,400	2,025
January 2020(3)	87,939	700	1,012
January 2021(3)	87,939	700	1,012
	351,755	2,800	4,049

(1)	Amounts included in 2018 remuneration table as part of "Other benefits and encashed leave".

(2)	Amount will be included in remuneration table for the financial year ending 31 December 2019.

(3)	Value of the share sign on awards to be included in future years' remuneration tables.

(4)	Represents the indicative fair value of closing share balance, at the JSE year end VWAP price converted to USD at the convenience December closing exchange rate of $1:R14.35.

(5)	Shares were awarded on 20 February 2019 (40,877) and 21 February 2019 (135,000).

Non-Executive Director remuneration
The table below details the fees and allowances paid to Non-Executive Directors:

Non-Executive Directors' fees and allowances

					Figures in thousands(1)	Figures in thousands(1)
	Director fees	Committee fees	Travel allowance	Total	Total	Total
US Dollars(1)	2018				2017	2016
SM Pityana (Chairman)	342,000	87,750	11,250	441,000	372	378
AH Garner	134,000	38,500	27,500	200,000	201	200
MJ Kirkwood	134,000	79,000	33,750	246,750	231	249
NP January-Bardill	134,000	56,000	7,500	197,500	180	189
R Gasant	134,000	83,000	12,500	229,500	182	193
RJ Ruston	134,000	80,500	46,250	260,750	212	231
MDC Richter	134,000	67,500	33,750	235,250	203	200
DL Hodgson	134,000	47,000	8,750	189,750	167	176
AM Ferguson(2)	30,000	10,000	12,500	52,500	—	—
Retired and resigned non-executive director(3)(4)	67,000	28,500	—	95,500	212	256
Total	1,377,000	577,750	193,750	2,148,500	1,960	2,072

(1)	Directors' compensation is disclosed in US dollars.

(2)	Director joined in 1 October 2018.

(3)	Director retired in May 2017.
(4) Director resigned 15 May 2018.

Non-Executive Directors do not hold service contracts with the company. Executive Directors do not receive payment of directors’ fees or committee fees.

31    RELATED PARTIES CONTINUED

Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares

The interests of directors, prescribed officers and their associates in the ordinary shares of the company at 31 December, which individually did not exceed 1% of the company’s issued ordinary share capital, were:

	31 December 2018 Beneficial holding		31 December 2017 Beneficial holding		31 December 2016 Beneficial holding
	Direct	Indirect	Direct	Indirect	Direct	Indirect
Non-Executive Directors
SM Pityana	2,990		2,990	—	2,990	—
MDC Richter(1)	9,300		7,300	—	7,300	—
DL Hodgson	1,500		1,500	—	1,500	—
MJ Kirkwood(1)	15,000		15,000	—	15,000	—
RJ Ruston(2)	—	1,000	—	1,000	—	1,000
AH Garner(1)	17,500		7,500	—	—	—
Total	46,290	1,000	34,290	1,000	26,790	1,000
Executive Directors
KPM Dushnisky	50,000	—	—	—	—	—
S Venkatakrishnan	—	—	236,468	—	213,423	—
KC Ramon	51,062	—	28,265	—	12,334	—
Total	101,062	—	264,733	—	225,757	—
Company Secretary
ME Sanz Perez	26,204	16,368	13,994	16,368	7,921	12,747
Total	26,204	16,368	13,994	16,368	7,921	12,747
Prescribed Officers
CE Carter	51,748	—	50,800	—	43,229	—
GJ Ehm(2)	35,058	16,213	30,319	16,213	33,782	—
L Eybers	17,207	—	4,812	—	—	—
DC Noko	139,853	—	41,244	—	28,015	—
CB Sheppard	14,428	—	5,344	—	—	—
TR Sibisi	9,914	—	4,085	—	—	—
Total	268,208	16,213	136,604	16,213	105,026	—
Grand total	441,764	33,581	449,621	33,581	365,494	13,747

(1)	Held on the New York stock exchange as American Depositary Shares (ADSs) (1 ADS is equivalent to 1 ordinary share)

(2)	Held on the Australian stock exchange as CHESS Depositary Receipts (5 CDIs are equivalent to 1 ordinary share)

A register detailing Directors and Prescribed Officers’ interests in contracts is available for inspection at the company’s registered and corporate office.

31    RELATED PARTIES CONTINUED

Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares CONTINUED

Changes in Directors' and Prescribed Officers' interests in AngloGold Ashanti shares, excluding options and awards granted in terms of the group’s BSP and LTIP schemes, after 31 December 2018 and up to 18 March 2019 include:

	Date of transaction	Type of transaction	Number of shares	Direct/Indirect beneficial holding

Executive Directors
KPM Dushnisky	20 February 2019	On-market purchase in respect of sign-on award	40,877	Direct
	21 February 2019	On-market purchase in respect of sign-on award	135,000	Direct

KC Ramon	27 February 2019	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	6,320	Direct
		On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	8,475	Direct
		On-market sale of ordinary shares to settle tax costs	6,733	Direct

Company Secretary
ME Sanz Perez	27 February 2019	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	5,742	Direct
		On-market sale of ordinary shares to settle tax costs	2,613	Direct
	28 February 2019	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	4,555	Direct
		On-market sale of ordinary shares to settle tax costs	2,073	Direct

Prescribed Officers
CE Carter	7 March 2019	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	949	Direct
		On-market sale of ordinary shares to settle tax costs	427	Direct
L Eybers	11 March 2019	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	6,589	Direct
	13 March 2019	On-market sale of ordinary shares to settle tax costs	2,998	Direct
	18 March 2019	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	3,609	Direct
		On-market sale of ordinary shares to settle tax costs	1,643	Direct
DC Noko	27 February 2019	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	5,303	Direct
	1 March 2019	On-market sale of ordinary shares to settle tax costs	2,413	Direct
	5 March 2019	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	5,303	Direct
		On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	4,764	Direct
		On-market sale of ordinary shares to settle tax costs	4,581	Direct
CB Sheppard	1 March 2019	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	5,175	Direct
		On-market sale of ordinary shares to settle tax costs	2,355	Direct
	15 March 2019	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	4,008	Direct
		On-market sale of ordinary shares to settle tax costs	1,824	Direct
	18 March 2019	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	5,175	Direct
		On-market sale of ordinary shares to settle tax costs	2,355	Direct
TR Sibisi	28 February 2019	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	3,064	Direct
		On-market sale of ordinary shares to settle tax costs	1,395	Direct
	1 March 2019	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	3,120	Direct
		On-market sale of ordinary shares to settle tax costs	1,420	Direct

	US dollar millions	2018	2017	2016

32	CONTRACTUAL COMMITMENTS AND CONTINGENCIES

	Operating leases

At 31 December 2018, the group was committed to making the following payments in respect of operating leases for, amongst others, the hire of plant and equipment and land and buildings. Certain contracts contain renewal options and escalation clauses for various periods of time.

	Expiry:
	- less than one year	102	45	47
	- between one and three years	96	38	36
	- between three and five years	67	7	5
		265	90	88

Operating lease charges included in profit before taxation amounts to $353m (2017: $247m; 2016: $198m).

Finance leases
The group has finance leases for plant and equipment and buildings. The leases for plant and equipment and buildings have terms of renewal but no purchase options. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments are as follows:

	Minimum payments	Present value of payments	Minimum payments	Present value of payments	Minimum payments	Present value of payments
US Dollars million	2018		2017		2016
Less than one year	12	7	14	8	12	6
Between one and three years	23	16	27	18	25	15
Between three and five years	17	12	24	17	26	18
More than five years	41	26	54	35	63	38
Total minimum lease payments	93	61	119	78	126	77
Amounts representing finance charges	(32)	—	(41)	—	(49)	—
Present value of minimum lease payments	61	61	78	78	77	77

US dollar millions	2018	2017	2016
Capital commitments
Acquisition of tangible assets
Contracted for	99	87	58
Not contracted for	792	113	587
Authorised by the directors	891	200	645
Allocated to:
Project capital
- within one year	446	104	252
- thereafter	308	—	255
	754	104	507
Stay-in-business capital
- within one year	125	84	135
- thereafter	12	12	3
	137	96	138

Share of underlying capital commitments of joint ventures included above	91	21	138

Purchase obligations
Contracted for
- within one year	305	274	605
- thereafter	658	424	269
	963	698	874

32    CONTRACTUAL COMMITMENTS AND CONTINGENCIES CONTINUED

Purchase obligations represent contractual obligations for the purchase of mining contract services, power, supplies, consumables, inventories, explosives and activated carbon.

To service these capital commitments, purchase obligations and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations, and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group's covenant performance indicates that existing financing facilities will be available to meet the commitments detailed above. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

Contingencies

US dollar millions	2018	2017	2016

Contingent liabilities
Litigation - Ghana(1)(2)	97	97	97
Litigation - North America(3)	—	—	—
Tax disputes - Brazil(4)	21	24	15
Tax dispute - AngloGold Ashanti Colombia S.A.(5)	144	150	141
Groundwater pollution(6)	—	—	—
Deep groundwater pollution - Africa(7)	—	—	—

	262	271	253

Litigation claims

(1)
Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a demand issued by MBC claiming a total of $97m. In December 2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration. On 12 July 2018, the Ghana Arbitration Centre notified AGAG that MBC had appointed an arbitrator and AGAG subsequently selected its own arbitrator.

(2)
Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions, but AGAG intends to allow some time to pass prior to applying to have the matter struck out for want of prosecution. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter has been adjourned indefinitely. AGAG intends to allow some time to pass prior to applying to have the matter struck out for want of prosecution. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.

(3)
Litigation - On 19 October 2017, Newmont Mining Co. filed a lawsuit in the United States District Court for the Southern District of New York against AngloGold Ashanti and certain related parties, alleging that AngloGold Ashanti and such parties did not provide Newmont with certain information material to its purchase of the Cripple Creek & Victor Gold Mining Company in 2015 during the negotiation- and-sale process. AngloGold Ashanti believes the lawsuit is without merit and continues to vigorously defend against it. The matter is proceeding. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

32    CONTRACTUAL COMMITMENTS AND CONTINGENCIES CONTINUED

Tax claims

(4)
Tax disputes - AngloGold Ashanti Limited’s subsidiaries in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions, VAT and annual property tax. Collectively, the possible amount involved is approximately $21m (2017: $24m, 2016: $15m). Management is of the opinion that these taxes are not payable.

(5)
Tax dispute - In January 2013, AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the Company’s tax treatment of certain items in the 2010 and 2011 income and equity tax returns. On 23 October 2013, AGAC received the official assessments from the DIAN which established that an estimated additional tax of $20m (2017: $21m; 2016: $21m) will be payable if the tax returns are amended. Penalties and interest for the additional taxes may amount to $115m (2017: $129m; 2016: $120m). The Company believes that the DIAN has applied the tax legislation incorrectly. AGAC subsequently challenged the DIAN’s ruling by filing lawsuits in March and April 2015 before the Administrative Tribunal of Cundinamarca (the trial court for tax litigation). Closing arguments on the tax disputes were presented in February and June 2017 and judgement is pending. On 23 April 2018, the Administrative Tribunal denied AGAC’s arguments with respect to the 2011 income tax litigation.  AGAC subsequently appealed this judgement to the Colombian Supreme Court.  A final judgement could take several years.  In addition, in January 2018 AGAC received notice from the DIAN that it also disagreed with AGAC’s 2013 income and equity tax returns on the same basis as the 2010 and 2011 returns, calculating additional tax along with penalties and interest of $9m. On 21 December 2018, AGAC filed an appeal before the Administrative Tribunal in respect of the 2013 year of assessment.

Other

(6)
Groundwater pollution - AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(7)
Deep groundwater pollution - The group has identified potential water ingress and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti since 1999 to understand this potential risk.  In South Africa, due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Mineral and Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

33    FINANCIAL RISK MANAGEMENT STATEMENTS

In the normal course of its operations, the group is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price (deemed to be immaterial) and credit risks. In order to manage these risks, the group may enter into transactions which make use of both on- and off-balance sheet derivatives. The group does not acquire, hold or issue derivatives for speculative purposes. The group has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits and controlling and reporting structures.

Managing risk in the group
Risk management activities within the group are the ultimate responsibility of the board of directors. The Chief Financial Officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The Audit and Risk Committee is responsible for overseeing risk management plans and systems, as well as financial risks which include a review of treasury activities and the group’s counterparties.

Managing risk in the group

The financial risk management objectives of the group are defined as follows:

•	safeguarding the group's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;

•	effective and efficient usage of credit facilities in both the short and long-term through the adoption of reliable liquidity management planning and procedures;

•	ensuring that investment and hedging transactions are undertaken with creditworthy counterparties; and

•
ensuring that all contracts and agreements related to risk management activities are co-ordinated, consistent throughout the group and that they comply where necessary with all relevant regulatory and statutory requirements.

Gold price and foreign exchange risk
Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The group has transactional foreign exchange exposures, which arise from sales or purchases by an operating unit in currencies other than the unit's functional currency. The gold market is predominately priced in US dollars which exposes the group to the risk that fluctuations in the SA rand/US dollar, Brazilian real/US dollar, Argentinean peso/US dollar and Australian dollar/US dollar exchange

33    FINANCIAL RISK MANAGEMENT STATEMENTS CONTINUED

rates may also have an adverse effect on current or future earnings. The group is also exposed to certain by-product commodity price risk.

Net open hedge position as at 31 December 2018
The group has the following cash settled zero-cost collar commitments for the period ended 31 December 2018:

Gold
In December 2018, AngloGold Ashanti entered into zero-cost collars for a total of 300,000 ounces of South Africa’s gold production, for the period January 2019 to December 2019. The strike prices are R545,000 per kilogram on the floor and an average price of R725,500 per kilogram on the cap. At 31 December 2018, the mark-to-market value of the derivative was an unrealised loss of $3.6m.

Oil
In November 2018, AngloGold Ashanti entered into zero-cost collars for a total of 984,000 barrels of Brent crude oil for the period January 2019 to December 2019. The average strike prices are $56.56 per barrel on the floor and an average price of $82 per barrel on the cap. At 31 December 2018, the mark-to-market value of the derivative was an unrealised loss of $5.6m.

Interest rate and liquidity risk
The group manages liquidity risk by ensuring that there is sufficient committed borrowing and banking facilities after taking into consideration the actual and forecast cash flows, in order to meet the group's short, medium and long term funding and liquidity management requirements.

In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund its working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market-related returns whilst minimising risks. The group is able to actively source financing at competitive rates. The counterparties are financial and banking institutions and their credit ratings are regularly monitored.

The group has sufficient undrawn borrowing facilities available to fund its working capital and capital requirements (notes 24 and 34).

The following are the contractual maturities of financial liabilities, including interest payments

Financial liabilities

	Within one year		Between one and two years		Between two and five years		After five years		Total
2018	$ millions	Effective rate %	$ millions	Effective rate %	$ millions	Effective rate %	$ millions	Effective rate %	$ millions
Trade and other payables	562		—		—		—		562
Gold and oil derivative contracts	9		—		—		—		9
Borrowings	133		836		1,120		663		2,752
- In USD	112	5.8	790	5.8	1,025	6.0	622	6.5	2,549
- AUD in USD equivalent	7	6.8	7	6.8	23	6.8	26	6.8	63
- TZS in USD equivalent	5	12.5	3	12.5	29	12.5	—	—	37
- ZAR in USD equivalent	9	9.0	36	9.0	43	9.7	15	14.7	103
2017
Trade and other payables	615		—		—		—		615
Borrowings	137		343		1,912		695		3,087
- In USD	98	5.4	145	5.4	1,643	5.5	641	6.5	2,527
- AUD in USD equivalent	16	5.1	174	5.1	25	6.8	38	6.8	253
- ZAR in USD equivalent	23	8.9	24	8.9	244	9.1	16	15.5	307
2016
Trade and other payables	596		—		—		—		596
Borrowings	127		287		1,155		1,513		3,082
- In USD	100	5.4	100	5.4	1,023	5.5	1,449	5.5	2,672
- AUD in USD equivalent	16	5.4	89	5.3	119	6.0	43	6.8	267
- ZAR in USD equivalent	11	8.9	98	8.9	13	11.2	21	14.0	143

Credit risk
Credit risk arises from the risk that a counterparty may default or not meet its obligations timeously. The group minimises credit risk by ensuring that credit risk is spread over a number of counterparties. These counterparties are financial and banking institutions. Counterparty credit limits and exposures are reviewed by the Audit and Risk Committee. Where possible, management ensures that netting agreements are in place. No set-off is applied to the statement of financial position due to the different maturity profiles of assets and liabilities.

33    FINANCIAL RISK MANAGEMENT STATEMENTS CONTINUED

The combined maximum credit risk exposure of the group is as follows:

US dollar millions	2018	2017	2016

Other investments	59	58	79
Trade and other receivables	41	33	46
Cash restricted for use (note 21)	66	65	55
Cash and cash equivalents (note 22)	329	205	215
Total financial assets	495	361	395
Trade and other receivables, that are past due but not impaired totalled $22m (2017: $20m; 2016: $9m). Other investments that are impaired totalled nil (2017: $3m; 2016: nil).

Trade receivables mainly comprise banking institutions purchasing gold bullion. Normal market settlement terms are two working days.

The group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties.

Fair value of financial instruments
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information.

The estimated fair value of the group's other investments and borrowings as at 31 December are as follows:

Type of instrument

	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
US Dollars millions	2018		2017		2016

Financial assets
Other investments (note 18)	147	147	138	140	130	132

Financial liabilities
Borrowings (note 25)	2,050	2,084	2,268	2,377	2,178	2,203

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents, trade, other receivables and other assets and trade and other payables
The carrying amounts approximate fair value due to their short-term nature.

Investments and other non-current assets
Listed equity investments classified as FVTOCI and FVTPL are carried at fair value in level 1 of the fair value hierarchy while fixed income investments and other non-current assets are carried at amortised cost. The fair value of fixed income investments has been calculated using market interest rates at the hierarchy level 2.

Borrowings
The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date (fair value hierarchy - level 1). The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

33    FINANCIAL RISK MANAGEMENT STATEMENTS CONTINUED

Fair value hierarchy
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:	inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets out the group's financial assets measured at fair value by level within the fair value hierarchy as at 31 December:

Type of instrument

Assets measured at fair value on a recurring basis US dollar millions	Level 1	Level 2	Level 3	Total

	2018
Equity securities - FVTPL	19	—	—	19
Equity securities - FVTOCI	69	—	—	69

	2017
Equity securities - available-for-sale	80	—	—	80

	2016
Equity securities - available-for-sale	51	—	—	51

Environmental obligations
Pursuant to environmental regulations in the countries in which we operate, we are obligated to close our operations and rehabilitate the lands which we mine in accordance with these regulations. As a consequence, AngloGold Ashanti is required in some circumstances to provide either reclamations bonds issued by third party entities, establish independent trust funds or provide guarantees issued by the operation, to the respective environmental protection agency or such other government department with responsibility for environmental oversight in the respective country to cover the potential environmental rehabilitation obligation in specified amounts.

In most cases, the environmental obligations will expire on completion of the rehabilitation although in some cases we are required to potentially post bonds for events unknown that may arise after the rehabilitation has been completed.

Environmental obligations

In South Africa, AngloGold Ashanti has established a trust fund which has assets of ZAR 1.077bn and guarantees of ZAR 0.549bn issued by various banks, for a current carrying value of the liability of ZAR 0.796bn. In Australia, since 2014, the group has paid an amount of AUD $5.5m into a Mine Rehabilitation Fund for a current carrying value of the liability of AUD $125.5m. At Iduapriem the group has provided a bond comprising of a cash component of $9.99m with a further bond guarantee amounting to $36.4m issued by Ecobank Ghana Limited, United Bank for Africa (Ghana) Limited and Barclays Ghana Limited for a current carrying value of the liability of $42.8m. At Obuasi the group has provided a bond comprising of a cash component of $20.6m with a further bank guarantee amounting to $30m issued by Nedbank Limited for a current carrying value of the liability of $163.2m. In some circumstances, the group may be required to post further bonds in future years which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.

33    FINANCIAL RISK MANAGEMENT STATEMENTS CONTINUED

Sensitivity analysis

Interest rate risk on other financial assets and liabilities (excluding derivatives)

The group also monitors interest rate risk on other financial assets and liabilities.

The following table shows the approximate interest rate sensitivities of other financial assets and liabilities at 31 December (actual changes in the timing and amount of the following variables may differ from the assumed changes below). As the sensitivity is the same (linear) for both increases and decreases in interest rates only absolute numbers are presented.

	Change in interest rate basis points	Change in interest amount in currency millions	Change in interest amount US dollar millions
	2018
Financial assets
USD denominated	100	1	1
AUD denominated	150	1	1
BRL denominated	250	2	1
Financial liabilities
TZS denominated	250	1,680	1
ZAR denominated(1)	150	14	1
USD denominated	100	1	1

	Change in interest rate basis points	Change in interest amount in currency millions	Change in interest amount US dollar millions
	2017
Financial assets
USD denominated	100	1	1
ZAR denominated(1)	150	2	—
Financial liabilities
ZAR denominated(1)	150	41	3
AUD denominated	100	3	2

	Change in interest rate basis points	Change in interest amount in currency millions	Change in interest amount US dollar millions
	2016
Financial liabilities
ZAR denominated(1)	150	18	1
AUD denominated	100	2	1
USD denominated	100	1	1

A change of 100 basis points in financial assets results in less than a $1m change in the interest amount.

33    FINANCIAL RISK MANAGEMENT STATEMENTS CONTINUED

Sensitivity analysis CONTINUED

Interest rate risk on other financial assets and liabilities (excluding derivatives) CONTINUED

(1)	This is the only interest rate risk for the company.

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.

The following table discloses the approximate foreign exchange risk sensitivities of borrowings at 31 December (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	Change in exchange rate	Change in borrowings total $m	Change in exchange rate	Change in borrowings total $m	Change in exchange rate	Change in borrowings total $m
	2018		2017		2016

Borrowings
ZAR denominated (R/$)	Spot (+R1.50)	(7)	Spot (+R1.50)	(26)	Spot (+R1.50)	(10)
TZS denominated (TZS/$)	Spot (+TZS250)	(3)	—	—	—	—
AUD denominated (AUD/$)	Spot (+AUD0.1)	(3)	Spot (+AUD0.1)	(16)	Spot (+AUD0.1)	(15)

ZAR denominated (R/$)	Spot (-R1.50)	9	Spot (-R1.50)	33	Spot (-R1.50)	13
TZS denominated (TZS/$)	Spot (-TZS250)	4	—	—	—	—
AUD denominated (AUD/$)	Spot (-AUD0.1)	4	Spot (-AUD0.1)	19	Spot (-AUD0.1)	18

The borrowings total in the denominated currency will not be influenced by a movement in its exchange rate.

34    CAPITAL MANAGEMENT

The primary objective of managing the group's capital is to ensure that there is sufficient capital available to support the funding requirements of the group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders' returns and ensures that the group remains in a sound financial position.

The capital structure of the group consists of net debt (borrowings as detailed in note 24, offset by cash and bank balances detailed in note 22) and equity of the group (comprising share capital and premium and accumulated reserves and non-controlling interests).

The group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature, or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.

The group manages capital using various financial metrics including the ratio of net debt to Adjusted EBITDA (gearing). Both the calculation of net debt and Adjusted EBITDA are based on the formula included in the Revolving Credit Agreements. The loan covenant ratio of net debt to Adjusted EBITDA should not exceed 3.5 times. The facility also makes provision for the ability of the group to have a leverage ratio of greater than 3.5 times but less than 4.5 times, subject to certain conditions, for one measurement period not exceeding six months, during the tenor of the facility.

The group had no major issuance of equity during the year.

AngloGold Ashanti Limited registered a R10bn Domestic Medium Term Note Programme (DMTNP) with the JSE in April 2011, which was updated in December 2018 to comply with the new JSE debt listing requirements. The DMTNP permits the group to access the South African debt capital market for funding required. The group has not utilised the commercial paper under its R10bn DMTNP during the current year, instead it made use of its other facilities, to provide for funding requirements of the South Africa region.

During April 2018, the group entered into a new three-year unsecured multi-currency revolving credit facility of $115m with Nedbank Ltd. Facility A is a US dollar based facility with interest charged at a margin of 6.7% above LIBOR and facility B is a Tanzanian Shilling facility capped at the equivalent of $45m with interest charged at a margin of 5% plus a reference rate as determined by the lending agent.

During October 2018, the group entered into a new five-year unsecured multi-currency syndicated revolving credit facility of $1.4bn with a group of banks. The loan consists of a US dollar based facility with interest charged at a margin of 1.45% above LIBOR and an Australian dollar based facility capped at A$500m with interest charged at a margin of 1.45% above BBSY. The applicable margin is subject to a ratings grid. This facility replaces the $1bn RCF and A$500m RCF, which were both available until July 2019, however, cancelled during October 2018.

A full analysis of the borrowings as presented on the statement of financial position in included in note 24. In addition, the $750m, $700m and $300m rated bonds are fully and unconditionally guaranteed by the group.

The interest margin on the five-year unsecured multi-currency syndicated revolving credit facility of $1.4bn with a group of banks will reduce should the group’s credit rating improve from its current BB+/Baa3 status and should increase if its credit rating worsens. The A$500m portion of this facility will be used to fund the working capital and development costs associated with the group's mining operations within Australia without eroding the group's headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter.

The R1bn, R1.4bn and R2.5bn unsecured syndicated revolving credit facilities will be used to fund the working capital and development costs associated with the group's operations within South Africa without eroding the group's headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter.

Amounts are converted to US dollars at year end exchange rates.

34    CAPITAL MANAGEMENT CONTINUED

Gearing ratio (Net debt to Adjusted EBITDA)

US dollar millions	2018	2017	2016

Borrowings (note 24)	2,050	2,268	2,178
Corporate office lease (note 24)	(9)	(15)	(15)
Unamortised portion of rated bonds	13	18	23
Cash restricted for use (note 21)	(66)	(65)	(55)
Cash and cash equivalents (note 22)	(329)	(205)	(215)
Net debt	1,659	2,001	1,916

The Adjusted EBITDA calculation included in this note is based on the formula included in the Revolving Credit Agreements for compliance with the debt covenant formula.

Adjusted EBITDA
Profit (loss) before taxation	278	(63)	269
Add back:
Finance costs and unwinding of obligations (note 7)	178	169	180
Interest income	(17)	(15)	(22)
Amortisation of tangible and intangible assets (note 4)	630	823	809
Adjustments:
Other (gains) losses	9	11	88
Dividend income	(2)	—	—
Realised gain on other commodity contracts	(5)	—	—
Impairment and derecognition of assets (note 6)	104	297	3
Impairment of other investments (note 6)	—	3	—
Write-down of inventories (note 6)	1	3	12
Retrenchment costs	32	90	14
Care and maintenance costs (note 5)	74	62	70
Net (profit) loss on disposal of assets (note 6)	20	(8)	(4)
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts	3	(10)	(18)
Repurchase premium and cost on settlement of issued bonds	—	—	30
Associates and joint ventures’ special items	(2)	(2)	(11)
Associates and joint ventures’ - adjustments for amortisation, interest, taxation and other	159	116	137
Fair value adjustments	3	—	(9)
Other amortisation	15	7	—
Adjusted EBITDA (as defined in the Revolving Credit Agreements)	1,480	1,483	1,548
Gearing ratio (Net debt to Adjusted EBITDA)	1.12:1	1.35:1	1.24:1
Maximum debt covenant ratio allowed per agreement	3.5:1	3.5:1	3.5:1

35    RECENT DEVELOPMENTS

On 14 February 2019, AngloGold Ashanti sold its holding in Société d’Exploitation des Mines d’Or de Yatela (Yatela) to the Government of Mali, for a consideration of $1. As part of the transaction, a onetime payment will be made to the Government of Mali in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela site, and also financing certain outstanding social programmes. Upon completion and this payment being made, AngloGold Ashanti will be released of all obligations relating to the Yatela project. At 31December 2018, a provision for the estimated costs relating to rehabilitation, mine closure and the financing of social programmes amounted to $19.7m.

On 19 February 2019, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 95.00 South African cents (assuming an exchange rate of ZAR 13.7619/$, the gross dividend payable per ADS is equivalent to ~7 US cents).

COMPANY - INCOME STATEMENT
For the year ended 31 December

The company annual financial statements represent the South African operations and corporate office.

These company annual financial statements are a statutory requirement and are accordingly presented in South African rands only.

The functional currency of the company is South African rands.

SA Rands millions	Notes	2018	2017
			Restated

Revenue	1	6,552	13,331
Cost of sales	2	(6,431)	(13,674)
Gain (loss) on non-hedge derivative and other commodity contracts		(51)	—
Gross profit (loss)		70	(343)
Corporate administration, marketing and other expenses		(224)	(356)
Exploration and evaluation costs		(53)	(137)
Other operating expenses	3	(603)	(125)
Special items	4	(231)	(5,446)
Operating profit (loss)		(1,041)	(6,407)
Dividends received		322	1
(Impairment) reversal of associate	11	—	174
Fair value adjustment of associate	11	68	—
Interest received		6	14
Net inter-company management fees and interest		259	50
Other gains (losses)		(210)	145
Finance costs and unwinding of obligations	5	(293)	(295)
Profit (loss) before taxation		(889)	(6,318)
Taxation	7	1,030	1,365
Profit (loss) for the year		141	(4,953)

COMPANY - STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December

SA Rands millions	2018	2017

Profit (loss) for the year	141	(4,953)

Items that will be reclassified subsequently to profit or loss:	—	(4)
Net gain (loss) on available-for-sale financial assets	—	(4)

Items that will not be reclassified subsequently to profit or loss:	55	73
Net gain (loss) on equity investments	9	—
Actuarial gain (loss) recognised	67	101
Deferred taxation thereon	(21)	(28)

Other comprehensive income (loss) for the year, net of tax	55	69

Total comprehensive income (loss) for the year, net of tax	196	(4,884)

COMPANY - STATEMENT OF FINANCIAL POSITION
As at 31 December

SA Rands millions	Notes	2018	2017

ASSETS
Non-current assets
Tangible assets	9	8,961	9,124
Intangible assets	10	9	8
Investment in associate	11	385	449
Investments in subsidiaries	12	43,162	43,162
Other investments		28	19
Inventories	15	8	—
Investment in Environmental Rehabilitation Trust Fund	13	294	294
Trade and other receivables	14	3	—
		52,850	53,056
Current assets
Inventories	15	462	425
Trade and other receivables	14	284	258
Intra-group balances	16	2,377	2,703
Cash and cash equivalents		105	135
		3,228	3,521
Non-current assets held for sale		—	3,843
		3,228	7,364

Total assets		56,078	60,420

EQUITY AND LIABILITIES
Share capital and premium	17	51,538	51,041
Accumulated losses and other reserves		(6,282)	(5,968)
Total equity		45,256	45,073

Non-current liabilities
Borrowings	18	1,002	2,853
Environmental rehabilitation and other provisions	19	1,702	1,737
Provision for post-retirement benefits	20	1,344	1,406
Deferred taxation	21	512	508
		4,560	6,504
Current liabilities
Borrowings	18	38	42
Trade and other payables	22	2,819	3,788
Intra-group balances	16	3,381	3,438
Taxation	23	24	37
		6,262	7,305
Non-current liabilities held for sale		—	1,538
		6,262	8,843

Total liabilities		10,822	15,347

Total equity and liabilities		56,078	60,420

COMPANY - STATEMENT OF CASH FLOW
For the year ended 31 December

SA Rands millions	Notes	2018	2017

Cash flows from operating activities
Receipts from customers		6,721	13,343
Payments to suppliers and employees		(7,834)	(13,704)
Cash generated from (utilised by) operations	24	(1,113)	(361)
Taxation refund	23	3	—
Net cash inflow (outflow) from operating activities		(1,110)	(361)

Cash flows from investing activities
Capital expenditure
- project capital		(61)	(296)
- stay-in-business capital		(770)	(1,596)
Expenditure on intangible assets		(4)	(12)
Proceeds from disposal of assets		3,574	40
Dividends received		322	—
Cash balances in assets disposed		(381)	—
Associate loans repaid		132	—
Return of equity from subsidiary		—	538
Repayment of intra-group loans advanced		548	459
Interest received		6	14
Net cash inflow (outflow) from investing activities		3,366	(853)

Cash flows from financing activities
Proceeds from borrowings		5,413	7,134
Repayment of borrowings		(7,260)	(5,659)
Finance costs paid		(151)	(202)
Dividends paid	8	(288)	(531)
Net cash inflow (outflow) from financing activities		(2,286)	742

Net increase (decrease) in cash and cash equivalents		(30)	(472)
Cash and cash equivalents at beginning of year		135	607
Cash and cash equivalents at end of year		105	135

COMPANY - STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December

SA Rands millions	Share capital and premium	Other capital reserves(1)	Retained earnings (accumulated losses)	Fair value through OCI	Available-for-sale reserve	Actuarial gains (losses)	Total equity

Balance at 31 December 2016	50,698	1,067	(1,023)		5	(185)	50,562
Profit (loss) for the year			(4,953)				(4,953)
Other comprehensive income (loss)					(4)	73	69
Total comprehensive income (loss)	—	—	(4,953)		(4)	73	(4,884)
Shares issued	343						343
Share-based payments for share awards net of exercised		(11)					(11)
Dividends paid (note 8)			(531)				(531)
Preference dividends (note 8)			(406)				(406)
Balance at 31 December 2017	51,041	1,056	(6,913)		1	(112)	45,073
Impact of adopting IFRS 9				1	(1)		—
Opening balance under IFRS 9	51,041	1,056	(6,913)	1	—	(112)	45,073
Profit (loss) for the year			141				141
Other comprehensive income (loss)				9		46	55
Total comprehensive income (loss)	—	—	141	9		46	196
Shares issued	497						497
Share-based payments for share awards net of exercised		(222)					(222)
Dividends paid (note 8)			(288)				(288)
Balance at 31 December 2018	51,538	834	(7,060)	10		(66)	45,256

(1)
Other capital reserves comprise a surplus on disposal of company shares held by companies prior to the formation of AngloGold Ashanti Limited of R141m (2017: R141m) and equity items for share-based payments of R693m (2017: R915m).

COMPANY - NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

	SA Rands millions	2018	2017
			Restated

1	REVENUE

	Revenue consists of the following principal categories:
	Gold income	6,426	13,099
	By-products	80	188
	Revenue from product sales	6,506	13,287
	Other	46	44
	Revenue	6,552	13,331

2	COST OF SALES

	Cash operating costs	5,472	11,783
	Royalties	27	61
	Other cash costs	28	66
	Total cash costs	5,527	11,910
	Rehabilitation and other non-cash costs	82	147
	Amortisation of tangible assets (note 24)	791	1,593
	Amortisation of intangible assets (notes 10 and 24)	4	22
	Inventory change	27	2
		6,431	13,674

	SA Rands millions	2018	2017

3	OTHER OPERATING EXPENSES

	Medical defined benefit provisions	123	106
	Care and maintenance	462	—
	Other expenses	18	19
		603	125

4	SPECIAL ITEMS

	Impairment (impairment reversal) and derecognition of assets	117	3,614
	Net profit on disposal of assets	(228)	(41)
	Royalties received	(35)	(39)
	Legal fees and other costs	34	826
	Write-down of inventories	7	26
	Retrenchment costs	336	1,060
		231	5,446

5	FINANCE COSTS AND UNWINDING OF OBLIGATIONS

	Finance costs
	Finance lease charges	16	20
	Finance costs on corporate notes, bank loans and other	119	172
	Other finance costs and amortisation of fees	11	11
		146	203

	Unwinding of obligations	147	92

	Total finance costs and unwinding of obligations (note 24)	293	295

	SA Rands millions	2018	2017

6	EMPLOYEE BENEFITS

	Employee benefits including Executive Directors' and Prescribed Officers' salaries and other benefits	3,846	6,684

	Health care and medical scheme costs
	- current medical expenses	292	537
	- defined benefit post-retirement medical expenses	123	138
	Pension and provident plan costs
	- defined contribution	280	464
	Retrenchment costs	336	1,060
	Share-based payment expense(1)	281	237
	Included in cost of sales, other operating expenses, special items and corporate administration, marketing and other (income) expenses	5,158	9,120

Refer to group note 31 for details of Directors' and Prescribed Officers' emoluments.

(1)
Details of the equity-settled share-based payment arrangements of the group have been disclosed in group note 10. These arrangements consist of awards by the company to employees of various group companies. The income statement expense of R281m (2017: R237m) for the company is only in respect of awards made to employees of the company.

7	TAXATION

	Current taxation (note 23)
	Prior year (over) under provision	(16)	2

	Deferred taxation
	Impairment and disposal of tangible assets	(236)	(907)
	Other temporary differences	(478)	(878)
	Prior year (over) under provision	(31)	(20)
	Change in estimated deferred tax rate(2)	(269)	438
		(1,014)	(1,367)

		(1,030)	(1,365)

	Reconciliation to South African statutory rate

	Implied tax credit at statutory rate of 28% (1)	(249)	(1,769)
	Increase (decrease) due to:
	Expenses not tax deductible(2)	50	94
	Impairment reversal and fair value adjustment on investment in associate	(19)	(49)
	Rate adjustment to reflect actual realised company tax rate	(10)	57
	Non taxable dividend income	(82)	—
	Guarantee fees	(174)	(135)
	Tax effect of disposal of Vaal River assets	(225)	—
	Change in planned utilisation of deferred tax assets and impact of estimated deferred tax rate change(3)	(269)	498
	Tax allowances	(5)	(43)
	Adjustments in respect of prior years	(47)	(18)
	Income tax per income statement	(1,030)	(1,365)

AngloGold Ashanti has changed the tax rate reconciliation from a percentage reconciliation of the estimated corporate tax rate to a numerical reconciliation of the income tax expense and has expanded disclosure on certain line items in the reconciliation to provide more relevant information to users.

(1)	The South African statutory tax rates are as follows:
-    Non-mining statutory tax rate 28% (2017: 28%); and
-    Maximum statutory mining tax rate 34% (2017: 34%).
(2)     Includes corporate and other costs and transfer pricing.

(3)
The mining operations are taxed on a variable rate that increases as profitability increases. The tax rate used to calculate deferred tax is based on the company's current estimate of future profitability when temporary differences will reverse. Depending on the profitability of the operations, the tax rate can consequently be significantly different from year to year.

COMPANY - NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

7 TAXATION Continued

SA Rands millions	2018	2017

Analysis of unrecognised deferred tax assets
Available to be utilised against future profits
- utilisation required between five and twenty years	—	154
	—	154

At the statutory tax rate, the unrecognised value of the deferred tax asset is nil (2017: R43m).

8	DIVIDENDS

	Ordinary shares
	Dividend number 118 of 130 SA cents per share was declared on 21 February 2017 and paid on 7 April 2017.		531
	Dividend number 119 of 70 SA cents per share was declared on 20 February 2018 and paid on 6 April 2018.	288
		288	531

	Preference shares
	Dividend number 36
	A preference dividend of 19,795 SA cents per share was declared on 31 December 2017		396
	B preference dividend of 1,250 SA cents per share was declared on 31 December 2017		10

			406

COMPANY - NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

9    TANGIBLE ASSETS

SA Rands millions	Mine development costs	Mine infra-structure	Mineral rights and dumps	Assets under construction	Land and buildings(2)	Total

Cost
Balance at 1 January 2017	21,056	6,673	510	3,478	311	32,028
Additions
- project capital	—	—	—	296	—	296
- stay-in-business capital	1,245	197	—	50	—	1,492
Transfer to non-current assets and liabilities held for sale	(10,707)	(3,835)	(89)	(988)	(48)	(15,667)
Transfers and other movements(1)	(3,111)	(14)	(352)	(172)	—	(3,649)
Balance at 31 December 2017	8,483	3,021	69	2,664	263	14,500

Accumulated amortisation and impairments
Balance at 1 January 2017	12,465	3,132	337	—	164	16,098
Amortisation for the year	1,263	330	10	—	17	1,620
Impairment and derecognition of assets(3)	2,421	595	106	—	—	3,122
Transfer of non-current assets and liabilities held for sale	(9,378)	(2,307)	(57)	—	—	(11,742)
Transfers and other movements(1)	(3,146)	(224)	(352)	—	—	(3,722)
Balance at 31 December 2017	3,625	1,526	44	—	181	5,376
Net book value at 31 December 2017	4,858	1,495	25	2,664	82	9,124

Cost
Balance at 1 January 2018	8,483	3,021	69	2,664	263	14,500
Additions
- project capital	—	—	—	61	—	61
- stay-in-business capital	550	91	—	49	—	690
Disposals	—	—	—	—	(40)	(40)
Transfers and other movements(1)	(574)	(426)	—	(58)	—	(1,058)
Balance at 31 December 2018	8,459	2,686	69	2,716	223	14,153

Accumulated amortisation and impairments
Balance at 1 January 2018	3,625	1,526	44	—	181	5,376
Amortisation for the year	609	173	1	—	16	799
Disposals	—	—	—	—	(29)	(29)
Impairment and derecognition of assets(3)	—	86	—	—	—	86
Transfers and other movements(1)	(578)	(462)	—	—	—	(1,040)
Balance at 31 December 2018	3,656	1,323	45	—	168	5,192
Net book value at 31 December 2018	4,803	1,363	24	2,716	55	8,961

(1)	Transfers and other movements include amounts from change in estimates of decommissioning assets, asset reclassifications and derecognition of assets.

(2)	Included in the amounts for land and buildings are assets held under finance leases with a net book value of R46m (2017: R73m).

(3)	Impairment and derecognition of assets include the following:

For the impairment calculation assumptions as well as further detail on the impairment of the South African cash generating units, as at 31 December 2018, refer group note 14 on tangible assets.

For the year ended and 31 December, the following impairments and derecognitions of tangible assets were recognised:

SA Rands millions	2018	2017

Tau Tona	—	1,018
Kopanang	—	455
Surface Operations	21	121
Moab Khotsong	—	1,501
Mponeng	65	27
	86	3,122

COMPANY - NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

	SA Rands millions	2018	2017

10	INTANGIBLE ASSETS

	Software and licences
	Cost
	Balance at beginning of year	500	736
	Additions	4	10
	Derecognition of assets	(3)	(15)
	Transfer to non-current assets and liabilities held for sale	—	(231)
	Balance at end of year	501	500

	Accumulated amortisation
	Balance at beginning of year	492	688
	Amortisation for the year (notes 2 and 24)	4	22
	Impairment and derecognition of assets	(4)	(12)
	Transfer to non-current assets and liabilities held for sale	—	(206)
	Balance at end of year	492	492

	Net book value at end of year	9	8

11	INVESTMENT IN ASSOCIATE

	Carrying value of investment in associate
	Investment in associate	385	449

Investment in associate comprises:

Name	Effective %		Description	Carrying value (SA Rands million)
	2018	2017		2018	2017

Unlisted associate
Rand Refinery (Pty) Limited	42.4	42.4	Smelting and refining of gold	385	449

SA Rands millions	2018	2017

Impairment reversal of shareholder loan	—	174
Fair value adjustment	68	—

Effective 26 May 2017, the shareholder loan was converted to preference shares and recognised at fair value through profit or loss. During 2018, a fair value gain of R68m was recognised after considering the current financial position and operating results of Rand Refinery (Pty) Limited. In addition, Rand Refinery (Pty) Limited redeemed R131m of the preference shares during 2018.

COMPANY - NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

12	INVESTMENTS IN SUBSIDIARIES

	Shares at cost:
	Advanced Mining Software Limited	2	2
	AGRe Insurance Company Limited	149	149
	AngloGold Ashanti Holdings plc	40,074	40,074
	AngloGold Ashanti USA Incorporated	949	949
	Eastvaal Gold Holdings Limited	917	917
	First Uranium (Pty) Limited	1,071	1,071
		43,162	43,162

13	INVESTMENT IN ENVIRONMENTAL REHABILITATION TRUST FUND

	The fund is managed by Ashburton Investments and invested mainly in equities, government bonds and other fixed-term deposits. The fair value of the Environmental Trust Fund is R1,074m (2017: R1,422m).	294	294

14	TRADE AND OTHER RECEIVABLES

	Non-current
	Other receivables and deferred loan fees	3	—

	Current
	Trade receivables	136	47
	Prepayments and accrued income	53	43
	Recoverable tax, rebates, levies and duties	88	152
	Other receivables	7	16

		284	258
	Total trade and other receivables	287	258

	Current trade receivables are non-interest bearing and are generally on terms less than 90 days.

15	INVENTORIES
	Non-current
	Raw materials - ore stockpiles	8	—

	Current
	Raw materials
	- ore stockpiles	28	—
	Work in progress
	- metals in process	93	68
	Finished goods
	- gold doré/bullion	21	33
	- by-products	—	56
	Total metal inventories	142	157
	Mine operating supplies	320	268
		462	425

	Total inventories(1)	470	425

(1) The amount of the write-down of metals in process and by-products to net realisable value, and recognised as an expense is R7m (2017: R26m).

COMPANY - NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

	SA Rands millions	2018	2017

16	INTRA-GROUP BALANCES

	Intra-group receivables
	AngloGold Ashanti Australia Limited	71	94
	AngloGold Ashanti Colombia S.A.	42	50
	AngloGold Ashanti Córrego do Sitío Mineração S.A.	20	24
	AngloGold Ashanti (Ghana) Limited	27	29
	AngloGold Ashanti Health (Pty) Limited	—	55
	AngloGold Ashanti Holdings plc	201	1
	AngloGold Ashanti (Iduapriem) Limited	14	17
	AngloGold Ashanti Mali Holdings	45	—
	AngloGold Ashanti North America Inc	27	57
	AngloGold Services Mali	—	8
	Cerro Vanguardia S.A.	21	21
	Chemwes (Pty) Limited	1,692	1,898
	Geita Gold Mining Limited	25	53
	Mineração Serra Grande S.A.	8	6
	Covalent Water Company (Pty) Limited	167	138
	Nuclear Fuels Corporation of SA (Pty) Limited	—	236
	Société Ashanti Goldfields de Guinée S.A.	17	16
		2,377	2,703

	Intra-group payables
	Advanced Mining Software Limited	9	9
	AngloGold Ashanti Australia Limited	4	7
	AngloGold Ashanti Colombia S.A.	1	1
	AngloGold Ashanti (Ghana) Limited	2	—
	AngloGold Ashanti Health (Pty) Limited	11	46
	AngloGold Ashanti Holdings plc	1,097	944
	AngloGold Ashanti North America Inc	7	9
	AngloGold South America Limited	422	364
	Eastvaal Gold Holdings Limited	1,828	1,828
	Nuclear Fuels Corporation of SA (Pty) Limited	—	230
		3,381	3,438

	Included in the statement of financial position as follows:
	Current assets (note 27)	2,377	2,703
	Current liabilities (note 27)	(3,381)	(3,438)
		(1,004)	(735)

Intra-group balances are interest free and are payable on demand.

COMPANY - NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

	SA Rands millions	2018	2017

17	SHARE CAPITAL AND PREMIUM

	Share capital
	Authorised
	600,000,000 ordinary shares of 25 SA cents each	150	150
	2,000,000 A redeemable preference shares of 50 SA cents each	1	1
	5,000,000 B redeemable preference shares of 1 SA cent each	—	—
	30,000,000 C redeemable preference shares of no par value	—	—
		151	151
	Issued and fully paid
	412,769,980 (2017: 410,054,615) ordinary shares of 25 SA cents each	102	102
	2,000,000 A redeemable preference shares of 50 SA cents each	1	1
	778,896 B redeemable preference shares of 1 SA cent each	—	—
		103	103

	Share premium
	Balance at beginning of year	50,938	50,595
	Ordinary shares issued	497	343
	Balance at end of year	51,435	50,938

	Share capital and premium	51,538	51,041

The rights and restrictions applicable to the A, B and C redeemable preference shares are detailed in group note 23.

COMPANY - NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

	SA Rands millions	2018	2017

18	BORROWINGS

	Unsecured

	Syndicated revolving credit facility (R2.5bn)	—	695
	Interest charged at JIBAR plus 1.8% per annum. The facility was issued on 12 December 2017 and is available until 12 December 2021, with the option on application to extend for another year.

	Syndicated revolving credit facility (R1.4bn)	402	1,004
	Interest charged at JIBAR plus 1.65% per annum. The facility was issued on 7 July 2015 and is available until 7 July 2020.

	Revolving credit facility (R1bn)	500	1,002
	Interest charged at JIBAR plus 1.3% per annum. The facility was issued on 3 November 2017 and is available until 3 November 2021, with the option on application to extend for another year.

	The loans are subject to debt covenant arrangements for which no default event occurred.

	Secured
	Finance lease
	Turbine Square Two (Pty) Limited	136	192

The lease is capitalised at an implied interest rate of 9.8% per annum. Lease payments are due in monthly instalments terminating in March 2022 and are SA rand-based. The building financed is used as security for this loan.

	Total non-current borrowings including current portion	1,038	2,893
	Current portion of non-current borrowings included in current liabilities	(36)	(40)
	Total non-current borrowings	1,002	2,853

	Current portion of non-current borrowings included above	36	40

	Unsecured
	FirstRand Bank Limited demand facility	2	2
	Total current borrowings	38	42

	Total borrowings	1,040	2,895

	Amounts falling due
	Within one year	38	42
	Between two and five years	1,002	2,853
		1,040	2,895
	Undrawn facilities
	Undrawn borrowing facilities as at 31 December are as follows:
	Syndicated revolving credit facility (R2.5bn) - SA rand	2,500	1,800
	Syndicated revolving credit facility (R1.4bn) - SA rand	1,000	400
	Syndicated revolving credit facility (R1bn) - SA rand	500	—
	FirstRand Bank Limited (R750m) - SA rand	750	750
		4,750	2,950

COMPANY - NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

	SA Rands millions	2018	2017

18	BORROWINGS CONTINUED

	Change in liabilities arising from financing activities:
	Reconciliation of total borrowings
	A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:
	Opening balance	2,895	1,421
	Proceeds from borrowings	5,413	7,134
	Repayment of borrowings	(7,260)	(5,659)
	Repayment of interest	(109)	(161)
	Interest charged to income statement	100	171
	Deferred loan fees	1	(11)
	Closing balance	1,040	2,895

	Reconciliation of finance costs paid:
	A reconciliation of the finance cost paid included in the statement of cash flows is set out in the following table:
	Interest paid on borrowings	109	161
	Commitment fees, environmental guarantees fees and other borrowing costs	42	41
	Total finance costs paid	151	202

19	ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS

	Provision for decommissioning
	Balance at beginning of year	676	865
	Change in estimates(1)	(52)	22
	Transfer to non-current assets and liabilities held for sale	—	(261)
	Utilised during the year	(18)	(20)
	Unwinding of decommissioning obligation	60	70
	Balance at end of year	666	676

	Provision for restoration
	Balance at beginning of year	127	161
	Change in estimates(1)	(8)	(12)
	Transfer to non-current assets and liabilities held for sale	—	(35)
	Unwinding of restoration obligation	11	13
	Balance at end of year	130	127

	Other provisions(2)
	Balance at beginning of year	934	43
	Charge to income statement	175	—
	Change in estimates	45	83
	Additions	—	832
	Transfer to trade and other payables	(270)	—
	Utilised during the year	(48)	(24)
	Unwinding of other provisions	70	—
	Balance at end of year	906	934

	Total environmental rehabilitation and other provisions	1,702	1,737

(1)	The change in estimates is attributable to changes in discount rates due to changes in global economic assumptions and changes in mine plans resulting in a change in cash flows.

(2)	Included in other provisions is the provision for settlement of silicosis class action litigation.

COMPANY - NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

	SA Rands millions	2018	2017

20	PROVISION FOR POST-RETIREMENT BENEFITS

	The retirement schemes consist of the following:
	Post-retirement medical scheme for AngloGold Ashanti's South African employees	1,344	1,406

	Post-retirement medical scheme for AngloGold Ashanti's South African employees
	The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.

The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December 2018.

	Information with respect to the defined benefit liability is as follows:
	Benefit obligation
	Balance at beginning of year	1,421	1,499
	Current service cost	3	5
	Interest cost	120	133
	Benefits paid	(133)	(115)
	Actuarial (gain) loss	(67)	(101)
	Balance at end of year	1,344	1,421
	Less: transfer to non-current assets and liabilities held for sale	—	(15)
	Net amount recognised	1,344	1,406

	Components of net periodic benefit cost
	Current service cost	3	5
	Interest cost	120	133
	Net periodic benefit cost	123	138

	Assumptions
	Assumptions used to determine benefit obligations at the end of the year are as follows:
	Discount rate	9.57%	9.29%
	Expected increase in health care costs	7.35%	7.75%

	Assumed health care cost trend rates at 31 December:
	Health care cost trend assumed for next year	7.35%	7.75%
	Rate to which the cost trend is assumed to decline (the ultimate trend rate)	7.35%	7.75%
	Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:

	Effect on total service and interest cost - 1% point increase	11	12
	Effect on post-retirement benefit obligation - 1% point increase	107	119

	Effect on total service and interest cost - 1% point decrease	(10)	(11)
	Effect on post-retirement benefit obligation - 1% point decrease	(94)	(104)

COMPANY - NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

	SA Rands millions	2018	2017

20	PROVISION FOR POST-RETIREMENT BENEFITS CONTINUED

	Post-retirement medical scheme for AngloGold Ashanti's South African employees CONTINUED

	Cash flows
	Contributions
	The company expects to contribute R123m to the post-retirement medical plan in 2019.

	Estimated future benefit payments
	The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
	2019	123
	2020	126
	2021	129
	2022	132
	2023	135
	Thereafter	699

21	DEFERRED TAXATION

	Deferred taxation

	Deferred taxation relating to temporary differences is made up as follows:
	Liabilities
	Tangible assets	1,579	1,789
	Prepayments	2	6
		1,581	1,795
	Assets
	Provisions	876	758
	Tax losses	179	529
	Derivatives	14	—
		1,069	1,287

	Net deferred taxation liability	512	508

	The movement on the deferred tax balance is as follows:
	Balance at beginning of year	508	2,843
	Taxation on items included in income statement	(17)	(1,367)
	Taxation on items included in other comprehensive income	21	28
	Transferred to non-current assets and liabilities held for sale	—	(996)
	Balance at end of year	512	508

COMPANY - NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

	SA Rands millions	2018	2017

22	TRADE AND OTHER PAYABLES

	Trade payables	599	726
	Accruals, financial guarantees and other(1)	2,169	3,062
	Derivatives	51	—
	(note 27)	2,819	3,788

	Trade and other payables are non-interest bearing and are normally settled within 60 days.

(1) Includes accruals for silicosis and retrenchments of R233m (2017: nil) and R9m (2017: R432m) respectively.

23	TAXATION

	Balance at beginning of year	37	35
	Refunds during the year	3	—
	Taxation of items included in income statement (note 7)	(16)	2
	Balance at end of year	24	37

24	CASH GENERATED FROM (UTILISED BY) OPERATIONS

	Profit (loss) before taxation	(889)	(6,318)
	Adjusted for:
	Amortisation of tangible assets (note 2)	791	1,593
	Finance costs and unwinding of obligations (note 5)	293	295
	Environmental, rehabilitation and other expenditure	(215)	(176)
	Special items	(367)	4,855
	Amortisation of intangible assets (notes 2 and 10)	4	22
	Impairment (impairment reversal) of investment in associate (note 11)	—	(174)
	Fair value adjustment on investment in associate	(68)	—
	Interest received	(6)	(14)
	Dividends received	(322)	—
	Foreign currency translation on intergroup loans	208	(143)
	Other non-cash movements	(71)	(9)
	Movements in working capital	(471)	(292)
		(1,113)	(361)
	Movements in working capital:
	(Increase) decrease in inventories	(95)	(1)
	(Increase) decrease in trade and other receivables	(38)	(17)
	Increase (decrease) in trade and other payables	(338)	(274)
		(471)	(292)

COMPANY - NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

	SA Rands millions	2018	2017

25	RELATED PARTIES

	Material related party transactions were as follows:

	Sales and services rendered to related parties
	Subsidiaries(1)	2,778	2,844

	Purchases and services acquired from related parties
	Subsidiaries(1)	566	848

	Outstanding balances arising from sale of goods and services due by related parties
	Subsidiaries	2,377	2,703

	Outstanding balances arising from purchases of goods and services and other loans owed to related parties
	Subsidiaries	3,381	3,438

	Investment in Environmental Rehabilitation Trust Fund	294	294

	Amounts owed to/due by related parties above are unsecured and non-interest bearing.

	In2018, AngloGold Ashanti received a dividend of R294m from AngloGold Ashanti Holdings plc (2017: nil).

	Management fees, royalties, interest and net dividends from subsidiaries amounts to R1m (2017: R405m). Dividends of R28m (2017: nil) were received in cash.

	Details of guarantees to related parties are included in note 26.

	Refer to page 120 for the list of principal subsidiaries and operating entities.

	Directors and other key management personnel
	Details relating to directors' and prescribed officers' emoluments and shareholdings in the company are disclosed in group note 31.

(1)	Includes VAT where applicable.

COMPANY - NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

26	CONTRACTUAL COMMITMENTS AND CONTINGENCIES

	Operating leases

At 31 December 2018, the company was committed to making the following payments in respect of operating leases for amongst others, the hire of plant and equipment and land and buildings. Certain contracts contain renewal options and escalation clauses for various periods of time.

	Expiry:
	Less than one year	17	17
	Between one and three years	4	17
	Between three and five years	—	1
		21	35

Operating lease charges included in profit before taxation amounts to R140m (2017: R161m).

Finance leases

The company has a finance lease for a building. The lease for the building has terms of renewal but no purchase option and an escalation clause. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments are as follows:

SA Rands millions	Minimum payments	Present value of payments	Minimum payments	Present value of payments
	2018		2017

Less than one year	45	33	48	31
Between one and three years	102	90	110	87
Between three and five years	13	13	79	74
Total minimum lease payments	160	136	237	192
Amounts representing finance charges	(24)	—	(45)	—
Present value of minimum lease payments	136	136	192	192

SA Rands millions	2018	2017

Capital commitments
Acquisition of tangible assets
Contracted for	110	173
Not contracted for	1,182	497
Authorised by the directors	1,292	670

Allocated to:
Project capital
- within one year	135	141
- thereafter	34	—
	169	141

Stay-in-business capital
- within one year	958	394
- thereafter	165	135
	1,123	529

COMPANY - NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

	SA Rands millions	2018	2017

26	CONTRACTUAL COMMITMENTS AND CONTINGENCIES CONTINUED

	Purchase obligations
	Contracted for
	- within one year	183	514

Purchase obligations represent contractual obligations for the purchase of mining contract services, supplies, consumables, inventories, explosives and activated carbon.

To service these capital commitments, purchase obligations and other operational requirements, the company is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the company's covenant performance indicates that existing financing facilities will be available to meet the commitments detailed above. To the extent that any of the financing facilities mature in the near future, the company believes that sufficient measures are in place to ensure that these facilities can be refinanced.

Contingencies

SA Rands millions	2018	2017

Contingent liabilities
Groundwater pollution(1)	—	—
Deep groundwater pollution(2)	—	—

Contingent asset
Royalty - Tau Lekoa Gold Mine(3)	—	—

Guarantees
Financial guarantees
Syndicated revolving credit facility(4)	—	12,357
A$ Syndicated revolving credit facilities(5)	—	4,820
Rated bonds(6)	25,107	21,625
Revolving credit facilities - $100m(7)	1,435	1,236

Performance guarantee
Mine Waste Solutions(8)	—	—
	26,542	40,038

Contingent liabilities

(1)
Groundwater pollution - The company has identified groundwater contamination plumes at its South African operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The company has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination at all South African operations. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

COMPANY - NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

26    CONTRACTUAL COMMITMENTS AND CONTINGENCIES CONTINUED

Contingent liabilities CONTINUED

(2)
Deep groundwater pollution - The company has identified potential water ingress and future pollution risk posed by deep groundwater in certain underground mining areas in South Africa. Various studies have been undertaken by AngloGold Ashanti since 1999 to understand this potential risk. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Mineral and Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

Contingent asset

(3)
Royalty - As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the company is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty is determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 825,791oz (2017: 756,423oz) produced have been received to date.

Guarantees

(4)
The company, together with AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated, has provided guarantees for all payments and other obligations of the borrowers and the other guarantors under the $1bn five-year syndicated revolving credit facility entered into during July 2014. The facility was cancelled in October 2018.

(5)
The company, together with AngloGold Ashanti Holdings plc has provided guarantees for all payments and other obligations of AngloGold Ashanti Australia Limited under the A$500m five-year syndicated revolving credit facility entered into during July 2014. The facility was settled and cancelled in October 2018.

(6)
The company has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $700m 5.375% rated bonds due 15 April 2020, the issued $300m 6.5% rated bonds due 15 April 2040 and the $750m 5.125% rated bonds issued during July 2012, due 1 August 2022.

(7)	The company has fully and unconditionally guaranteed all payments and other obligations under the $100m 3 year revolving credit facilities entered into during 2016.

(8)
As part of the acquisition by the company of First Uranium (Pty) Limited during 2012, the owner of Mine Waste Solutions, the company agreed to guarantee the observance and performance of existing delivery obligations of a wholly owned subsidiary of Mine Waste Solutions to sell to an existing customer at a pre-agreed price, 25% of the gold produced at a gold recovery plant located in northwest South Africa, subject to a cap of 312,500oz over the life of the contract. As at 31 December 2018, 144,518oz (2017: 170,435oz) remain to be delivered against the guarantee over the life of the contract.

27    FINANCIAL RISK MANAGEMENT ACTIVITIES

In the normal course of its operations, the company is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price and credit risks. In order to manage these risks, the company may enter into transactions which make use of both on- and off-balance sheet derivatives. The company does not acquire, hold or issue derivatives for speculative purposes. The company has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits and controlling and reporting structures.

Managing risk in the company

Risk management activities within the company are the ultimate responsibility of the board of directors. The Chief Financial Officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The Audit and Risk Committee is responsible for overseeing risk management plans and systems, as well as financial risks which include a review of treasury activities and the company's counterparties.

The financial risk management objectives of the company are defined as follows:

•
safeguarding the company's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;

•	effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;

•	ensuring that investment and hedging transactions are undertaken with creditworthy counterparties; and

•
ensuring that all contracts and agreements related to risk management activities are coordinated, consistent throughout the company and that they comply where necessary with all relevant regulatory and statutory requirements.

COMPANY - NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

27    FINANCIAL RISK MANAGEMENT ACTIVITIES CONTINUED

Gold price and foreign exchange risk

Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The gold market is predominately priced in US dollars which exposes the company to the risk that fluctuations in the SA rand/US dollar exchange rate may also have an adverse effect on current or future earnings. The company is also exposed to certain by-product commodity price risk.

Net open hedge position as at 31 December 2018

The company has the following cash settled zero-cost collar commitments for the period ended 31 December 2018.

In December 2018, AngloGold Ashanti entered into zero-cost collars for a total of 300,000 ounces of South Africa’s gold production, for the period January 2019 to December 2019. The strike prices are R545,000 per kilogram on the floor and an average price of R725,500 per kilogram on the cap. At 31 December 2018, the mark-to-market value of the derivative was an unrealised loss of R51m.

Interest rate and liquidity risk

Refer note 33 in the group financial statements. At each of the financial years ended 31 December 2018 and 2017, the company was in a net current liability position. The company will fund current liabilities from operating cash flows and borrowings.

The following are the contractual maturities of financial liabilities, including interest payments:

Financial liabilities

SA Rands	Within one year Effective rate		Between one and two years Effective rate		Between two and five years Effective rate		After five years Effective rate		Total
2018	Million	%	Million	%	Million	%	Million	%	Million

Financial guarantees	1,435		10,043		10,760		4,304		26,542
Borrowings	127	8.8	508	8.7	602	8.6	—		1,237
Trade and other payables (note 22)	2,768								2,768
Derivatives (note 22)	51								51
Intra-group balances (note 16)	3,381	(1)							3,381

2017

Financial guarantees	—		18,413		17,918		3,707		40,038
Borrowings	287	8.8	289	8.8	3,004	8.8	—		3,580
Trade and other payables (note 22)	3,788								3,788
Intra-group balances (note 16)	3,438	(1)							3,438

(1)	Effective rate less than 0.1%

Financial guarantees and their related amounts included in the statement of financial position include:

	Guarantee	Included in statement of financial position	Guarantee	Included in statement of financial position
SA Rands millions	2018		2017

$ Syndicated revolving credit facility			12,357	274
A$ Syndicated revolving credit facility			4,820	127
Rated bonds	25,107	1,212	21,625	1,434
Revolving Credit Facilities - $100m	1,435	—	1,236	—
	26,542	1,212	40,038	1,835

Credit risk
Refer group note 33.

COMPANY - NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

The combined maximum credit risk exposure of the company is as follows:

SA Rands millions	2018	2017

Other investments	13	13
Trade and other receivables	143	63
Intra-group balances (note 16)	2,377	2,703
Cash and cash equivalents	105	135
Total financial assets	2,638	2,914
Financial guarantees (note 26)	26,542	40,038

The company has trade and other receivables that are past due totalling R85m (2017: R18m), an impairment totalling nil (2017: impairment of nil), and other investments that are impaired totalling nil (2017: nil). Trade and other receivables arise mainly due to intergroup transactions. Receivables from intergroup transactions are considered to be low credit risk. Credit risk for these assets has not been increased significantly since initial recognition. During 2018 the business activities of one of the wholly owned subsidiaries of the company changed and the intergroup loan of the subsidiary was fully impaired by R30m.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair value of the company's other investments and borrowings as at 31 December are as follows:

Type of instrument

	Carrying amount	Fair value	Carrying amount	Fair value
SA Rands millions	2018		2017

Financial assets
Other investments	28	28	19	19

Financial liabilities
Borrowings (note 18)	1,040	1,040	2,895	2,895

The following methods and assumptions were used to estimate the fair value borrowings:

Borrowings
The interest rate on the borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

Fair value of financial instruments
The company uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:	inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets out the company's financial assets and liabilities measured at fair value by level within the fair value as at 31 December.

Type of instrument

Assets measured at fair value on a recurring basis	Level 1	Level 2	Level 3	Total
SA Rands millions	2018

Equity securities - FVTOCI	15	—	—	15
Investment in associate - FVTPL	—	385	—	385

	2017

Equity securities - Available-for-sale	6	—	—	6

COMPANY - NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

Environmental obligations
Pursuant to environmental regulations in South Africa, we are obligated to close our operations and rehabilitate the lands which we mine in accordance with these regulations. As a consequence, AngloGold Ashanti is required in some circumstances to establish independent trust funds or provide guarantees issued by the operation, to the Department of Mineral Resources to cover the potential environmental rehabilitation obligation in specified amounts. AngloGold Ashanti has established a trust fund which has assets of ZAR 1.077bn and guarantees of ZAR 0.549bn issued by various banks, for a current carrying value of the liability of ZAR 0.796bn.

Sensitivity analysis

Interest rate risk on other financial assets and liabilities (excluding derivatives)
Refer note 33 in the group financial statements.

28    CAPITAL MANAGEMENT

Capital is managed on a group basis only and not on a company basis. Refer to note 34 in the group financial statements.

29    RECENT DEVELOPMENTS

On 19 February 2019, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 95.00 South African cents (assuming an exchange rate of ZAR 13.7619/$, the gross dividend payable per ADS is equivalent to ~7 US cents).

COMPANY - NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

30 NEW AND AMENDED STANDARES ADOPTED BY THE COMPANY

AngloGold Ashanti adopted IFRS 15 Revenue from Contracts with Customers (IFRS 15) and IFRS 9 Financial Instruments (IFRS 9) on 1 January 2018.

The new or amended standards became applicable for the current reporting period and the company has changed its accounting policies and made retrospective adjustments as a result of adopting the standards.

The impact of the adoption of these standards and the new accounting policies are disclosed below.

Impact of adoption - IFRS 15 "Revenue from Contracts with Customers"

The adoption of IFRS 15 resulted in the presentation of by-product revenue in revenue from product sales where previously by-product revenue was included in cost of sales. Revenue from product sales includes gold income and by-product revenue. This change in classification results in a corresponding increase in costs of sales, and therefore did not have an impact on previously reported gross profit.

	As reported	IFRS 15	Restated
	Year		Year
	ended		ended
	Dec		Dec
	2017		2017
SA Rands millions	Audited		Audited

Revenue from product sales (previously gold income)	13,099	232	13,331
Cost of sales	(13,486)	(188)	(13,674)
Gross profit	(387)	44	(343)
Corporate administration, marketing and other expenses	(312)	(44)	(356)

In accordance with the transitional provisions in IFRS 15, AngloGold Ashanti has applied IFRS 15 retrospectively to each prior reporting period presented in accordance with IAS 8 "Accounting policies, Changes in Accounting Estimates and Errors".

The revenue accounting policy applicable from 1 January 2018:

Revenue is recognised when control of the goods passes to the customer and the performance obligations of transferring control have been met. The amount of revenue recognised reflects the consideration to which the entity is entitled in exchange for the goods transferred.

Revenue from product sales comprises sales of:

•	refined gold;

•	by-products including silver, uranium and sulphuric acid; and

•	dore bars.

Impact of adoption - IFRS 9 "Financial Instruments"

IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting.

The adoption of IFRS 9 from 1 January 2018 resulted in changes in accounting policies and adjustments to the amounts recognised in the financial statements. The new accounting policies are set out below. In accordance with the transitional provisions in IFRS 9, comparative figures have not been restated.

The company's financial assets include debt instruments (held to maturity bonds and negotiable certificates of deposit), trade receivables and cash and cash equivalents which are subject to the IFRS 9 expected credit loss model as they are carried at amortised cost. The accounting policy for listed equity investments depends on the nature of the listed investment. Listed equity investments which are held to meet rehabilitation liabilities are classified as fair value through profit and loss (FVTPL) to eliminate accounting mismatch. Listed equity investments held for other purposes are classified as fair value through other comprehensive income (FVTOCI). Financial liabilities are carrie receivables d at amortised cost and there is no change in their recognition or presentation under IFRS 9. The adoption of IFRS 9 did not have a significant impact on total assets, total liabilities or the results of the company.

Equity investments held in the Environmental Trust funds, previously classified as available for sale investments and measured at FVTOCI have been reclassified to FVTPL on initial adoption of IFRS 9. Equity investments held for other purposes are measured at FVTOCI with no recycling of profits or losses on disposal of the investments.

On 1 January 2018 management classified its financial instruments into the appropriate IFRS 9 categories.

Upon adoption of IFRS 9, available for sale reserve of R1m was transferred to the FVTOCI reserve in respect of equity investments at FVTOCI. Refer statement of changes in equity for reclassifications. The preference shares in the investment in associate were classified at FVTPL.

COMPANY - NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

The Financial Instruments accounting policy applicable from 1 January 2018:
Financial instruments are initially recognised at fair value when the company becomes a party to their contractual arrangements. Transaction costs directly attributable to the instrument’s acquisition or issue are included in the initial measurement of financial assets and financial liabilities, except financial instruments classified as at fair value through profit or loss (FVTPL). The subsequent measurement of financial instruments is dealt with below.

Financial liabilities

Financial liabilities are classified as measured at amortised cost.

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires. The company also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case a new financial liability based on the modified terms is recognised at fair value.

Financial assets

On initial recognition, a financial asset is classified as measured at:

•	amortised cost;

•	Fair value through other comprehensive income (FVTOCI) - equity instruments; or

•	FVTPL.

At initial recognition, the company measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL, are expensed.

A financial asset is measured at amortised cost if it is held within the business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains or losses, together with foreign exchange gains or losses. Impairment losses are presented as a separate line item in the statement of profit or loss. A gain or loss on a debt investment that is subsequently measured at FVTPL is recognised in profit or loss and presented net within other gains or losses in the period in which it arises. On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss.

Equity instruments

Listed equity investments which are held to meet rehabilitation liabilities are classified as FVTPL. Listed equity investments held for other purposes are classified as FVTOCI.

The company subsequently measures all equity investments at fair value. Where the company's management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the group’s right to receive payments is established. Residual values in OCI are reclassified to retained earnings (accumulated losses) on derecognition of the related FVTOCI instruments. Changes in the fair value of financial assets at FVTPL are recognised in other gains or losses in the statement of profit or loss as applicable.

Impairment of financial assets

Financial assets at amortised cost consist of trade receivables, loans, cash and cash equivalents and debt instruments. Impairment losses are assessed using the forward-looking expected credit loss (ECL) approach. An allowance is recorded for all loans and other debt financial assets not held at FVTPL. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Trade receivable loss allowances are measured at an amount equal to lifetime ECL’s. Loss allowances are deducted from the gross carrying amount of the assets. Debt securities that are determined to have a low credit risk at the reporting date and bank balances, for which credit risk has not increased significantly since initial recognition, are measured at an amount equal to 12-month ECL.
.

Impact of IFRS 16 Leases

Management has completed its assessment of the accounting impact and required disclosures arising out of the adoption of this standard. IFRS 16 requires lessees to recognise right-of-use assets and lease liabilities arising from lease contracts with additional disclosures about leasing arrangements. Leases within the scope of IFRS 16 will result in increases in assets and liabilities. We expect an increase in the company’s depreciation expense and an increase in cash flows from operating activities as the lease payments will be recorded as financing outflows in our cash flow statement. Management has determined that certain mining and drilling contracts which are not classified as finance leases under the current accounting standards (IAS 17 and IFRIC 4), will have the most impact on the company’s results on adoption of IFRS 16. The adoption of the new standard has no effect in the company on 1 January 2019. AngloGold Ashanti has elected to transition to IFRS 16 retrospectively with the cumulative effect of initially applying the Standard recognised at the date of initial application.  AGA will not restate comparative information. Instead, the cumulative effect of initially applying IFRS 16 will be recognised by adjusting the opening balance of retained earnings at the date of initial application.

ANNEXURE A
Summary of significant accounting policies

EQUITY-ACCOUNTED INVESTMENTS

Joint ventures

A joint venture is an entity in which the group holds a long term interest and which the group and one or more other ventures jointly control under a contractual arrangement, that provides for strategic, financial and operating policy decisions relating to the activities requiring unanimous consent of the parties sharing control. The group’s interests in joint arrangements classified as joint ventures are accounted for using the equity method.

Profits and losses realised in connection with transactions between the group and joint ventures are eliminated in proportion to share ownership. Such profits and losses are deducted from the group’s equity and related statement of financial position amount and released in the group accounts when the assets are effectively realised outside the group. Dividends received from joint ventures are included in operating activities in the cash flow statement.

Joint ventures are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.

Associates

The equity method of accounting is used for an investment over which the group exercises significant influence and normally owns between 20% and 50% of the voting equity. Associates are equity-accounted from the effective date of acquisition to the effective date of disposal.

Profits and losses realised in connection with transactions between the group and associated companies are eliminated in proportion to share ownership. Such profits and losses are deducted from the group’s equity and related statement of financial position amount and released in the group accounts when the assets are effectively realised outside the group. Dividends received from associates are included in investing activities in the cash flow statement.

Associates are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.

Joint ventures and associates

If necessary, impairment losses on loans and equity are reported under share of joint ventures and associates profit and loss.

Any losses of equity-accounted investments are brought to account in the consolidated financial statements until the investment in such investments is written down to zero. Thereafter, losses are accounted for only insofar as the group is committed to providing financial support to such investees.

The carrying value of equity-accounted investments represents the cost of each investment, including goodwill, balance outstanding on loans advanced if the loan forms part of the net investment in the investee, any impairment losses recognised, the share of post-acquisition retained earnings and losses, and any other movements in reserves. The carrying value of equity-accounted investments is reviewed when indicators arise and if any impairment in value has occurred; it is recognised in the period in which the impairment arose.

In determining materiality for the disclosure requirements of IFRS 12 “Disclosure of Interest in Other Entities”, management has assessed that amounts representing the carrying value of at least 90% of the investments in associates and joint ventures balances, reported in the statement of financial position, constitute quantitative materiality.

UNINCORPORATED JOINT VENTURES - JOINT OPERATIONS

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the use of assets and obligations for the liabilities of the arrangement. The group accounts for activities under joint operations by recognising in relation to the joint operation, the assets it controls and the liabilities it incurs, the expenses it incurs and the revenue from the sale or use of its share of the joint operations output.

FOREIGN CURRENCY TRANSLATION

Functional currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’). The functional currency of the parent company is South African Rands.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the approximate exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the reporting period exchange rate of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Group companies

The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	share capital and premium are translated at historical rates of exchange at the reporting date;

•	retained earnings are converted at historical average exchange rates;

•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

•
income and expenses for each income statement presented are translated at monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates prevailing at the date of the transaction); and

•	all resulting exchange differences are recognised in other comprehensive income and presented as a separate component of equity (foreign currency translation reserve, or FCTR).

Exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income on consolidation. On repayment or realisation, permanent loans and investments are recycled from FCTR to the income statement. For the company, the exchange differences on such monetary items are reported in the company income statement.

SEGMENT REPORTING

An operating segment is a business activity whose results are regularly reviewed by the chief operating decision maker (CODM) in order to make decisions about resources to be allocated to it and to assess its performance and for which discrete financial information is available. The chief executive officer and the executive committee are collectively identified as the CODM.

TANGIBLE ASSETS

Tangible assets are recorded at cost less accumulated amortisation and impairments/reversals. Cost includes pre-production expenditure incurred during the development of a mine and the present value of related future decommissioning costs.

Interest on borrowings relating to the financing of major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.

If there is an indication that the recoverable amount of any of the tangible assets is less than the carrying value, the recoverable amount is estimated and the difference is recognised as an impairment.

Subsequent costs are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the asset will flow to the group, and the cost of the addition can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

To the extent a legal or constructive obligation to a third party exists, the acquisition cost includes estimated costs of dismantling and removing the asset and restoring the site. A change in estimated expenditures for dismantling, removal and restoration is added to or deducted from the carrying value of the related asset. To the extent that the change would result in a negative carrying amount of the related asset, this effect is recognised as income. The change in depreciation charge is recognised prospectively.

For assets amortised on the units-of-production method, amortisation is calculated to allocate the cost of each asset to its residual value over its estimated useful life. For assets not amortised on the units-of-production method, amortisation is calculated over their estimated useful life as follows:

•	buildings up to life of mine;

•	plant and machinery up to life of mine;

•	equipment and motor vehicles up to five years;

•	computer equipment up to three years; and

•	leased assets over the shorter of the period of the lease and the useful life of the leased asset.

Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.

Assets are amortised to residual values. Residual values and useful lives are reviewed, and adjusted if appropriate, at the beginning of each financial year.

Gains and losses on disposals are determined by comparing net sale proceeds with the carrying amount at the date of sale. These are included in the income statement.

Mine development costs

Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies and, to expand the capacity of a mine. Mine development costs include acquired proved and probable Ore Reserve at cost at the acquisition date. These costs are amortised from the date on which commercial production begins.

Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated proved and probable Ore Reserve. The proved and probable Ore Reserve reflects estimated quantities of reserves which can be recovered economically in the future from known mineral deposits.

Capitalised mine development costs also include stripping activity assets relating to production stripping activities incurred in the production phase of open-pit operations of the group. Once determined that any portion of the production stripping costs should be capitalised, the group determines the average mine costs per tonne of the component and the waste tonnes to which the production stripping costs relate to determine the amount of the production stripping costs that should be capitalised. Stripping activity assets are amortised on a units-of-production method based on the Ore Reserve of the component of the orebody to which these assets relate.

The average mine cost per tonne of the component is calculated as the total expected costs to be incurred to mine the relevant component of the orebody, divided by the number of tonnes expected to be mined from the component. The average mine cost per tonne of the component to which the stripping activity asset relates are recalculated annually in the light of additional knowledge and changes in estimates.

Mine infrastructure

Mine plant facilities, including decommissioning assets, are amortised using the lesser of their useful life or units-of-production method based on estimated proved and probable Ore Reserve.

Land and assets under construction

Land and assets under construction are not depreciated and are measured at historical cost less impairments.

Mineral rights and dumps

Mineral rights are amortised using the units-of-production method based on the estimated proved and probable Ore Reserve. Dumps are amortised over the period of treatment.

Exploration and evaluation assets

All pre-license and exploration costs, including geological and geographical costs, labour, Mineral Resource and exploratory drilling cost, are expensed as incurred, until it is concluded that a future economic benefit will more likely than not be realised. In evaluating if expenditures meet this criterion to be capitalised, several different sources of information are used depending on the level of exploration. While the criterion for concluding that expenditure should be capitalised is always probable, the information used to make that determination depends on the level of exploration:

•
Costs on greenfields sites, being those where the group does not have any mineral deposits which are already being mined or developed under the planned method of extraction, are expensed as incurred until the group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable Ore Reserve at this location;

•
Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed under the planned method of extraction, are expensed as incurred until the group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased inclusive proved and probable Ore Reserve after which the expenditure is capitalised as a mine development cost; and

•
Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, are capitalised as a mine development cost.

Costs relating to property acquisitions are capitalised within mine development costs.

LEASED ASSETS

Assets subject to finance leases are capitalised at the lower of their fair value or the present value of minimum lease payments measured at inception of the lease with the related lease obligation recognised at the same amount. Capitalised leased assets are depreciated over the shorter of their estimated useful lives and the lease term. Finance lease payments are allocated using the rate implicit in the lease, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor.

Operating lease rentals are charged against operating profits in a systematic manner related to the period the assets concerned will be used.

NON-CURRENT ASSETS HELD FOR SALE

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as having been met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

INVENTORIES

Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and obsolete items. Cost is determined on the following bases:

•	metals in process are valued at the average total production cost at the relevant stage of production;

•	gold doré/bullion is valued on an average total production cost method;

•	ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are classified as a non-current asset where the stockpile exceeds current processing capacity;

•	by-products, which include uranium oxide, silver and sulphuric acid, are valued using an average total production cost method;

•	mine operating supplies are valued at average cost; and

•	heap leach pad materials are measured on an average total production cost basis.

A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory. Impairments resulting from a decrease in prices are disclosed in special items, all other impairments are included in cost of sales.

PROVISIONS

Provisions are recognised when the group has a present obligation, whether legal or constructive, because of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognised only when the reimbursement is virtually certain. The amount to be reimbursed is recognised as a separate asset. Where the group has a joint and several liability with one or more other parties, no provision is recognised to the extent that those other parties are expected to settle part or all of the obligation.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the obligation at the reporting date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

Litigation and administrative proceedings are evaluated on a case-by-case basis considering the information available, including that of legal counsel, to assess potential outcomes. Where it is considered probable that an obligation will result in an outflow of resources, a provision is recorded for the present value of the expected cash outflows if these are reasonably measurable. These provisions cover the estimated payments to plaintiffs, court fees and the cost of potential settlements.

AngloGold Ashanti does not recognise a contingent liability on its statement of financial position except in a business combination where the contingent liability represents a possible obligation.

EMPLOYEE BENEFITS

Other post-employment benefit obligations

Some group companies provide post-retirement health care benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology on the same basis as that used for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income immediately. These obligations are valued annually by independent qualified actuaries.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises a liability and expense for termination benefits at the earlier of the following dates: (a) when the entity can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and involves the payment of termination benefits. The group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after reporting date are discounted to present value.

Share-based payments

The group’s management awards certain employee bonuses in the form of equity-settled share-based payments on a discretionary basis.

The fair value of the equity instruments granted is calculated at grant date. For transactions with employees, fair value is based on market prices of the equity instruments granted, if available, taking into account the terms and conditions upon which those equity instruments were granted. If market prices of the equity instruments granted are not available, the fair value of the equity instruments granted is estimated using an appropriate valuation model. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value of shares or share options at measurement date.

Over the vesting period, the fair value at measurement date is recognised as an employee benefit expense with a corresponding increase in other capital reserves based on the group’s estimate of the number of instruments that will eventually vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.

When options are exercised or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.

Where the terms of an equity settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of the modification.

In addition, the group’s management awards certain employee bonuses in the form of a cash settled scheme, whereby awards granted are linked to the performance of the company’s share price. A liability is recognised based upon the grant date fair value and is subsequently remeasured to the closing share price at each reporting date up to the date of vesting. Remeasurements to fair value are recognised in the income statement.

In the company financial statements, share-based payment arrangements with employees of other group entities are recognised by charging that entity its share of the expense and a corresponding increase in other capital reserves. When options are exercised or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.

ENVIRONMENTAL EXPENDITURE

The group has long term remediation obligations comprising decommissioning and restoration liabilities relating to its past operations which are based on the group’s environmental management plans, in compliance with current environmental and regulatory requirements. Provisions for non-recurring remediation costs are made when there is a present obligation, it is probable that expenditure on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean-up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites.

Contributions for the South African operations are made to Environmental Rehabilitation Trust Funds, created in accordance with local statutory requirements where applicable, to solely fund the estimated cost of rehabilitation during and at the end of the life of a mine. The amounts contributed to the trust funds are accounted for as non-current assets in the company. These funds may only be utilised for purposes of settling decommissioning and environmental liabilities relating to existing mining operations. All income earned on these funds is reinvested or spent to meet these obligations. For group purposes, the trusts are consolidated.

Decommissioning costs

The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commences. Accordingly, a provision and a decommissioning asset is recognised and included within mine infrastructure.

Decommissioning costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in the income statement. Estimated future costs of decommissioning obligations are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalised or reversed against the relevant asset. Estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Gains or losses from the expected disposal of assets are not taken into account when determining the provision.

Restoration costs

The provision for restoration represents the cost of restoring site damage after the start of production. Changes in the provision are recorded in the income statement as a cost of production.

Restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices and adjusted for risks specific to the liability. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

REVENUE RECOGNITION

Revenue is recognised when control of the goods passes to the customer and the performance obligations of transferring control have been met. The amount of revenue recognised reflects the consideration to which the entity is entitled in exchange for the goods transferred.

Revenue from product sales comprises sales of:
•refined gold;
•by-products including silver, uranium and sulphuric acid; and
•doré bars.

TAXATION

Deferred taxation is provided on all qualifying temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are only recognised to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date.

Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date.

Current and deferred tax is recognised as income or expense and included in profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period in other comprehensive income or directly in equity, or a business combination that is an acquisition.

Current tax is measured on taxable income at the applicable statutory rate enacted or substantively enacted at the reporting date. Interest and penalties, if any, are recognised in the income statement as part of taxation expense.

SPECIAL ITEMS

Items of income and expense that require separate disclosure, in accordance with IAS 1.97, are classified as special items on the face of the income statement.

FINANCIAL INSTRUMENTS

Financial instruments are initially recognised at fair value when the group becomes a party to their contractual arrangements. Transaction costs directly attributable to the instrument’s acquisition or issue are included in the initial measurement of financial assets and financial liabilities, except financial instruments classified as at fair value through profit or loss (FVTPL). The subsequent measurement of financial instruments is dealt with below.

Financial liabilities

Financial liabilities are classified as measured at amortised cost.

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires. The group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case a new financial liability based on the modified terms is recognised at fair value.

Financial assets

On initial recognition, a financial asset is classified as measured at:
•amortised cost;
•Fair value through other comprehensive income (FVTOCI) - equity instruments; or
•FVTPL.

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL, are expensed.

A financial asset is measured at amortised cost if it is held within the business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains or losses, together with foreign exchange gains or losses. Impairment losses are presented as separate line item in the statement of profit or loss. A gain or loss on a debt investment that is subsequently measured at FVTPL is recognised in profit or loss and presented net within other gains or losses in the period in which it arises. On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss.

Equity instruments
Listed equity investments which are held to meet rehabilitation liabilities are classified as FVTPL. Listed equity investments held for other purposes are classified as FVTOCI.

The group subsequently measures all equity investments at fair value. Where the group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the group’s right to receive payments is established. Residual values in OCI are reclassified to retained earnings (accumulated losses) on derecognition of the related FVTOCI instruments. Changes in the fair value of financial assets at FVPL are recognised in other gains or losses in the statement of profit or loss as applicable.

Impairment of financial assets

Financial assets at amortised cost consist of trade receivables, loans, cash and cash equivalents and debt instruments. Impairment losses are assessed using the forward-looking expected credit loss (ECL) approach. An allowance is recorded for all loans and other debt financial assets not held at FVTPL. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Trade receivable loss allowances are measured at an amount equal to lifetime ECL’s. Loss allowances are deducted from the gross carrying amount of the assets. Debt securities that are determined to have a low credit risk at the reporting date and bank balances, for which credit risk has not increased significantly since initial recognition, are measured at an amount equal to 12-month ECL.

Fair value measurements

The group measures financial instruments at fair value at each reporting date where relevant. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

For the purpose of fair value disclosures, the group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy. The group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

PRINCIPAL SUBSIDIARIES AND OPERATING ENTITIES
For the year ended 31 December

Principal subsidiaries are those subsidiaries that hold material contracts and/or act as borrowers and/or guarantors of such material contracts or operating mines.

		Shares held		Holding	Percentage held
		2018	2017		2018	2017

Principal subsidiaries and controlled operating entities(1)

AngloGold Ashanti Australia Limited(2)	2	257,462,077	257,462,077	I	100	100

AngloGold Ashanti Holdings plc	6	5,326,550,917	5,326,550,917	D	100	100

AngloGold Ashanti USA Incorporated	10	237	237	D	100	100

Operating entities

AngloGold Ashanti Córrego do Sítio Mineração S.A.	3	4,167,084,999	4,167,084,999	I	100	100
AngloGold Ashanti (Ghana) Limited(3)	4	132,419,584	132,419,584	I	100	100
AngloGold Ashanti (Iduapriem) Limited	4	66,270	66,270	I	100	100
Cerro Vanguardia S.A.	1	13,875,000	13,875,000	I	92.50	92.50
Geita Gold Mining Limited	9	123,382,772	123,382,772	I	100	100
Mineração Serra Grande S.A.	3	1,999,999	1,999,999	I	100	100
Societé AngloGold Ashanti de Guinée S.A.	5	3,486,134	3,486,134	I	85	85

Joint venture operating entities
Kibali (Jersey) Limited(4)	7	2,324	2,324	I	50	50
Société des Mines de Morila S.A.	8	400	400	I	40	40
Société d'Exploitation des Mines d'Or de Sadiola S.A.	8	41,000	41,000	I	41	41

Unincorporated joint operation
Tropicana joint venture	2	n/a	n/a	I	70	70

D - Direct Holding
I - Indirect Holding

(1)	All the operations in South Africa, namely, Mine Waste Solutions, Mponeng and TauTona are held by the parent company, AngloGold Ashanti Limited.

(2)	Owner of the Sunrise Dam operation and the Tropicana joint venture in Australia.

(3)	Operates the Obuasi mine in Ghana.

(4)	Owner of Kibali Goldmines S.A. which operates the Kibali mine in the Democratic Republic of the Congo.

1	Argentina	6	Isle of Man
2	Australia	7	Jersey
3	Brazil	8	Mali
4	Ghana	9	Tanzania
5	Republic of Guinea	10	United States of America

SHAREHOLDERS’ INFORMATION
At 31 December

According to information available to the directors, the following are the only shareholders whose holdings, directly or indirectly, are in excess of 5% of the ordinary issued share capital of the company:

Shareholders or their subsidiaries directly or indirectly holding >5% of AngloGold Ashanti’s capital	Ordinary shares held
	2018		2017
	Number	%	Number	%

Van Eck Global	52,402,004	12.70
Black Rock Inc.	32,926,713	7.98	38,926,159	9.49
Public Investment Corporation of South Africa	25,395,823	6.15	25,808,607	6.29

The Bank of New York Mellon holds 183,174,711 shares representing a holding of 36% (2017: 159,347,405 shares, a 39% holding) through various custodians in respect of ADSs issued by the Bank, as AngloGold Ashanti’s ADS custodian.

Shareholder spread as at 31 December 2018:

Class of shareholder	Number of shares held	% of total shares in issue	Number of shareholders	% of total shareholders
Public shareholders	412,447,978	99.92%	11,333	99.92%
Non-Public
Directors	148,352	0.04%	8	0.07%
Strategic holdings (Government of Ghana)	173,650	0.04%	1	0.01%
Total	412,769,980	100.00%	11,342	100.00%

A redeemable preference shares	All redeemable preference shares are held by a wholly-owned subsidiary company.
B redeemable preference shares

ANNUAL REPORTS

Should you wish to receive a printed copy of AngloGold Ashanti’s Annual Financial Statements 2018, please request same from the contact persons listed at the end of this report, or from the company’s website, or from companysecretary@anglogoldashanti.com, or PO Box 62117, Marshalltown, Johannesburg, 2107.

GLOSSARY OF TERMS AND ABBREVIATIONS
Glossary terms and Non GAAP metrics

All-in sustaining costs:
During June 2013 the World Gold Council (WGC), an industry body, published a Guidance Note on ‘all-in sustaining costs’ metric, which gold mining companies can use to supplement their overall non-GAAP disclosure. ‘All-in sustaining costs’ is an extension of the existing ‘total cash cost’ metric and incorporates all costs related to sustaining production and in particular recognising the sustaining capital expenditure associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with developing and maintaining gold mines. This metric also includes the cost associated with corporate office structures that support these operations, the community and rehabilitation costs attendant with responsible mining and any exploration and evaluation costs associated with sustaining current operations. All-in sustaining costs per ounce is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold.

All-in costs:
All-in costs are all-in sustaining costs including additional non-sustaining costs which reflect the varying costs of producing gold over the life-cycle of a mine.
Non-sustaining costs are those costs incurred at new operations and costs related to ‘major projects’ at existing operations where these projects will materially increase production.
All-in costs per ounce is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold.

By-products:	Any products that emanate from the core process of producing gold, including silver, uranium and sulphuric acid.
Capital expenditure:	Total capital expenditure on tangible and intangible assets.
Adjusted EBITDA:
Profit (loss) before taxation, amortisation of tangible and intangible assets, retrenchment costs at the operations, interest and dividend income, other gains (losses), care and maintenance costs, finance costs and unwinding of obligations, impairment and derecognition of assets, impairment of investments, profit (loss) on disposal of assets and investments, gain (loss) on unrealised non-hedge derivatives and other commodity contracts, fair value adjustments, repurchase premium and costs on settlement of issued bonds, write-off of stockpile and heap leach inventories to net realisable value, and the share of associates’ EBITDA.
The Adjusted EBITDA calculation is based on the formula included in the Revolving Credit Facility Agreements for compliance with the debt covenant formula.

The Adjusted EBITDA calculation is based on the formula included in the Revolving Credit Facility Agreements for compliance with the debt covenant formula.

Effective tax rate:	Current and deferred taxation as a percentage of profit before taxation.
Equity:	Total equity plus the mandatory convertible bonds. Where average equity is referred to, this is calculated by averaging the figures at the beginning and the end of the financial year.
Free cash flow:	Cash inflow from operating activities, less cash outflow from investing activities and after finance costs, adjusted to exclude once-off acquisitions and disposals and movements in restricted cash.
Gain (loss) on non-hedge derivatives and other commodity contracts:	Fair value changes on derivatives that are not designated as hedges in accordance with IFRS 9 - Financial Instruments, and other commodity contracts.
Gold produced:	Refined gold in a saleable form derived from the mining process.
Net debt:
Borrowings (excluding the Turbine Square Two (Pty) Limited lease), adjusted for the unamortised portion of the rated bonds, and cumulative fair value adjustment on issued bonds; less cash restricted for use and cash and cash equivalents.

Net capital employed:
Total equity adjusted for other comprehensive income, actuarial gain (loss) and deferred taxation plus interest-bearing borrowings, less cash and cash equivalents and adjusted for capital expenditure incurred on assets not yet in production. Where average net capital employed is referred to, this is the average of the figures at the beginning and the end of the financial year.

Operating cash flow:	Net cash inflow from operating activities less stay-in-business capital expenditure.
Project capital:	Capital expenditure to either bring a new operation into production; to materially increase production capacity; or to materially extend the productive life of an asset.
Region:
Defines the operational management divisions within AngloGold Ashanti, namely South Africa, Continental Africa (Democratic Republic of the Congo, Ghana, Guinea, Mali and Tanzania), Australasia (Australia and surrounding areas), and the Americas (Argentina, Brazil and Colombia).

Rehabilitation:
The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws, including but not limited to the South African Department of Mineral Resources, the US Bureau of Land Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.

Stay-in-business capital:
Capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Ore Reserve development, deferred stripping and capital expenditure related to financial benefit initiatives, safety, health and the environment.

Sustaining capital:	Total capital expenditure less any capital expenditure that relates to project capital expenditure and new investment/projects at all of our mines, whether they are in production or development stage.
Total cash costs:
Total cash costs include site costs for all mining, processing and administration, and are inclusive of royalties and production taxes. Amortisation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded.
Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.

Weighted average number of ordinary shares:
The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group, and increased by share options that are virtually certain to be exercised.

GLOSSARY OF TERMS AND ABBREVIATIONS
Glossary terms and Non GAAP metrics

ABBREVIATIONS

$ or USD	United States dollars
A$ or AUD	Australian dollars
ADS	American Depositary Share
ADR	American Depositary Receipt
AHE	Adjusted headline earnings
AIC	All-in costs
AISC	All-in sustaining costs
ASX	Australian Securities Exchange
BBSY	Bank bill swap bid rate
BRL	Brazilian real
bn	Billion
CDI	CHESS Depositary Interests
CHESS	Clearing House Electronic Settlement System
Companies Act	The South African Companies Act, No. 71 of 2008, as amended
DMTNP	Domestic medium-term notes programme
GhDS	Ghanaian Depositary Share
GhSE	Ghana Stock Exchange
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
i-XBRL	inline eXtensible Business Reporting Language
JIBAR	Johannesburg Interbank Agreed Rate
JSE	JSE Limited
LIBOR	London Interbank Offer Rate
M or m	Million, depending on the context
Moz	Million ounces
NYSE	New York Stock Exchange
oz	Ounces (troy)
RCF	Revolving Credit Facility
R, ZAR or Rand	South African rands
SEC	United States Securities and Exchange Commission
Strate	South Africa’s Central Securities Depositary
TZS	Tanzanian Shillings
US/USA	United States of America
XBRL	eXtensible Business Reporting Language

ADMINISTRATIVE INFORMATION

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485
JSE:ANG
NYSE:AU
ASX:AGG
GhSE: (Shares)AGA
GhSE: (GhDS)AAD
Debt Securities Code: BIANG

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors: Ernst & Young Inc.

Offices
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 23, AMP Building,
140 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
KPM Dushnisky§ (Chief Executive Officer)
KC Ramon^ (Chief Financial Officer)

Non-Executive
SM Pityana^ (Chairman)
AM Ferguson*
AH Garner#
R Gasant^
DL Hodgson^
NP January-Bardill^
MJ Kirkwood*
MDC Richter#
RJ Ruston~
JE Tilk§
* British §Canadian  #American
~ Australian ^South African

Officers
Executive Vice President - Legal, Commercial and Governance and Company Secretary:
ME Sanz Perez

Investor Relations Contacts
Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@anglogoldashanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com

Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com

General e-mail enquiries
Investors@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail : queries@computershare.co.za
Website: www.computershare.com

Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone:+1 866-244-4140 (Toll free in USA) or
+1 201 680 6825 (outside USA)
E-mail: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECTSM
BoNY maintains a direct share purchase and dividend reinvestment plan for AngloGold Ashanti.
Telephone: +1-888-BNY-ADRS

127

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: March 29, 2019

By:	/s/ M E SANZ PEREZ________

Name:	M E Sanz Perez

Title:	EVP: Group Legal, Commercial & Governance

128